Exhibit 99.1

, 2008

Dear Hillenbrand Industries, Inc. Shareholder:

We are pleased to inform you that on          , 2008, the Board of Directors of Hillenbrand Industries, Inc. approved the distribution of all the shares of common stock of Batesville Holdings, Inc., a wholly owned subsidiary of Hillenbrand, to Hillenbrand shareholders. Batesville Holdings is a newly formed holding company for Hillenbrand’s funeral service business, which has operated under the Batesville Casket name.

This distribution is to be made pursuant to a plan approved in principle by Hillenbrand’s Board of Directors on May 7, 2007, to separate Hillenbrand’s funeral service business from its medical technology business conducted through its Hill-Rom business unit. Upon completion of the distribution, Hillenbrand shareholders will own 100% of the common stock of Batesville Holdings. Hillenbrand will continue as a publicly traded company with Hill-Rom as its sole operating unit.

In connection with the distribution, Hillenbrand plans to change its name to Hill-Rom Holdings, Inc., and Batesville Holdings will change its name to Hillenbrand, Inc. These name changes are being made to continue the long association of the Hillenbrand name with the Batesville Casket business.

Hillenbrand’s Board of Directors believes that the separation of Hillenbrand’s funeral service and medical technology businesses will create two focused, mission-driven enterprises that can each better achieve its business objectives and pursue growth opportunities in its respective market and will increase value to Hillenbrand’s shareholders, customers and employees.

The distribution of Batesville Holdings common stock will occur after the close of business on          , 2008 by way of a pro rata dividend to Hillenbrand shareholders of record on the record date for the distribution. Each Hillenbrand shareholder will be entitled to receive one share of Batesville Holdings common stock for each share of Hillenbrand common stock held by such shareholder at the close of business on          , 2008, the record date for the distribution. Holders of Hillenbrand common stock who sell their shares of Hillenbrand common stock prior to the record date or who sell their entitlement to receive shares of Batesville Holdings common stock will not receive shares of Batesville Holdings common stock in the distribution. The Batesville Holdings common stock will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of Batesville Holdings common stock will be issued. If you would otherwise have been entitled to a fractional share of Batesville Holdings common stock, you will instead receive a check for its cash value.

Shareholder approval of the distribution is not required, and you are not required to take any action to receive your Batesville Holdings common stock. The distribution is intended to be tax-free for U.S. federal income tax purposes to Hillenbrand shareholders, except for cash received in lieu of any fractional share.

Following the distribution, you will own shares in both Hillenbrand and Batesville Holdings, unless you sell your Hillenbrand common stock or your entitlement to receive shares of Batesville Holdings common stock on or prior to the distribution date. The number of Hillenbrand shares you own will not change as a result of the distribution. Hillenbrand’s common stock will continue to trade on the New York Stock Exchange; however, in connection with Hillenbrand’s name change to Hill-Rom Holdings, Inc., Hillenbrand intends to change its trading symbol from “HB” to “HRC.” Batesville Holdings has applied to have its common stock listed on the New York Stock Exchange under the symbol “HI.”

The enclosed information statement, which is being mailed to all holders of Hillenbrand common stock on the record date for the distribution, describes the distribution in detail and contains important information about Batesville Holdings and its business, financial condition and operations. We urge you to read the information statement carefully. For information about Hillenbrand and Hill-Rom, you should read the reports and other information Hillenbrand has filed and will file with the Securities and Exchange Commission.

We want to thank you for your continued support of Hillenbrand and we look forward to your future support of Batesville Holdings.

Sincerely,

Rolf A. Classon Chairman of the Board of Directors Hillenbrand Industries, Inc.	Peter H. Soderberg President and Chief Executive Officer Hillenbrand Industries, Inc.

                    , 2008

Dear Future Batesville Holdings, Inc. Shareholder:

It is our pleasure to welcome you as a shareholder of our company, Batesville Holdings, Inc. We are excited about our future as a leader in the North American death care industry through the sale of funeral service products, including burial caskets, cremation caskets, containers and urns, selection room display fixturing and other personalization and memorialization products.

Upon completion of the distribution of our common stock to shareholders of our parent company, Hillenbrand Industries, Inc., we will be a separate, publicly traded company with $259.1 million in pro forma shareholders’ equity and $647.3 million in pro forma assets, each as of December 31, 2007. For the year ended September 30, 2007, on a pro forma basis we generated revenues of $667.2 million, operating profit of $154.4 million and net income of $97.8 million. For the three months ended December 31, 2007, on a pro forma basis we generated revenues of $162.9 million, operating profit of $38.0 million and net income of $23.9 million.

In connection with the distribution, Batesville Holdings will change its name to Hillenbrand, Inc. and Hillenbrand will change its name to Hill-Rom Holdings, Inc. These name changes are being made to continue the long association of the Hillenbrand name with the Batesville Casket business. Batesville Holdings has applied to have its common stock listed on the New York Stock Exchange under the symbol “HI.”

We invite you to learn more about Batesville Holdings by reviewing the enclosed information statement. We urge you to read the information statement carefully. We look forward to our future and to your support as a holder of Batesville Holdings common stock.

Sincerely,

Ray J. Hillenbrand Chairman of the Board of Directors Batesville Holdings, Inc.	Kenneth A. Camp President and Chief Executive Officer Batesville Holdings, Inc.

Preliminary Information Statement
(Subject to Completion, Dated March 10, 2008)

Information Statement
Distribution of
Common Stock of

BATESVILLE HOLDINGS, INC.

By

HILLENBRAND INDUSTRIES, INC.
to Hillenbrand Industries, Inc. Shareholders

This information statement is being furnished in connection with the distribution by Hillenbrand Industries, Inc. to its shareholders of all of the shares of common stock of Batesville Holdings, Inc. This information statement was first mailed to Hillenbrand shareholders on or about          , 2008.

Batesville Holdings is a wholly owned subsidiary of Hillenbrand, newly formed to be a holding company for Hillenbrand’s funeral service business, which has operated under the Batesville Casket name. To implement the distribution, Hillenbrand will distribute all of the shares of Batesville Holdings common stock on a pro rata basis to the holders of Hillenbrand common stock as of the record date. Each of you, as a holder of Hillenbrand common stock, will receive one share of Batesville Holdings common stock for each share of Hillenbrand common stock that you held at the close of business on          , 2008, the record date for the distribution. No fractional shares of Batesville Holdings common stock will be issued. Hillenbrand shareholders who would otherwise have been entitled to fractional shares of Batesville Holdings common stock will instead receive checks for the cash value of the fractional shares. The distribution will be made after the close of business on          , 2008. Immediately after the distribution is completed, Batesville Holdings will be a separate, publicly traded company.

In connection with the distribution, Hillenbrand intends to change its name to Hill-Rom Holdings, Inc., and Batesville Holdings intends to change its name to Hillenbrand, Inc. These name changes are being made to continue the long association of the Hillenbrand name with the Batesville Casket business. Please refer to the “Note Regarding the Use of Certain Terms” on page ii for a description of how we refer to these entities in this information statement.

No vote of Hillenbrand shareholders is required in connection with this distribution. We are not asking you for a proxy and you are requested not to send us a proxy.

Hillenbrand shareholders will not be required to pay any consideration for the shares of Batesville Holdings common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Hillenbrand common stock or take any other action in connection with the distribution.

All of the outstanding shares of Batesville Holdings common stock are currently owned by Hillenbrand. Accordingly, there currently is no public trading market for Batesville Holdings common stock. Following the distribution, Hillenbrand’s common stock will continue to trade on the New York Stock Exchange; however, in connection with Hillenbrand’s name change to Hill-Rom Holdings, Inc., Hillenbrand intends to change its trading symbol from “HB” to “HRC.” Batesville Holdings has applied to have its common stock listed on the New York Stock Exchange under the symbol “HI.” We anticipate that a limited market, commonly known as a “when-issued” trading market, for Batesville Holdings common stock will develop on or shortly before the record date for the distribution and will continue up to and through the distribution date, and we anticipate that “regular-way” trading of Batesville Holdings common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 5 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Batesville Holdings, or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is          , 2008.

i

NOTE REGARDING THE USE OF CERTAIN TERMS

To avoid confusion relating to the name changes that will occur in connection with the distribution, we use the following terms to refer to the entities indicated:

“We,” “us,” “our,” “our company” and “New Hillenbrand” refer to Batesville Holdings, Inc., the holding company for the Batesville Casket funeral service business whose shares will be distributed in the distribution and which will change its name to Hillenbrand, Inc. in connection with the distribution.

“Original Hillenbrand” refers to Hillenbrand Industries, Inc., the publicly traded holding company for the Batesville Casket funeral service business and the Hill-Rom medical technology business, prior to the distribution.

“Hill-Rom Holdings” refers to Hill-Rom Holdings, Inc., which will be the holding company for the medical technology business following the distribution and the change of Original Hillenbrand’s name to Hill-Rom Holdings, Inc.

Where appropriate in context, the foregoing terms also include the subsidiaries of these entities.

The following diagrams depict the pre- and post-distribution structures:

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is New Hillenbrand and why is Original Hillenbrand separating New Hillenbrand’s business and distributing its stock?	New Hillenbrand currently is a wholly owned subsidiary of Original Hillenbrand that was recently formed to be a holding company for Original Hillenbrand’s funeral service business, which has operated under the Batesville Casket name. The separation of New Hillenbrand from Original Hillenbrand and the distribution of New Hillenbrand’s common stock are intended to provide you with equity investments in two separate companies that should then be able to focus exclusively on maximizing opportunities for their distinct businesses. This should result in enhanced long-term performance of each business. See “The Separation — Background of and Reasons for the Separation.”

Why am I receiving this document?	Original Hillenbrand is delivering this document to you because you were a holder of Original Hillenbrand common stock on the record date for the distribution of our shares of common stock. Accordingly, you are entitled to receive one share of our common stock for each share of Original Hillenbrand common stock that you held at the close of business on the record date. We will not issue fractional shares of our common stock, and you will receive a check for the cash value of any fractional share of our common stock you otherwise would be entitled to receive. No action is required for you to participate in the distribution. The distribution will take place after the close of business on , 2008. This document will help you understand the effects of the separation and distribution on your investment in Original Hillenbrand.

How will the separation of New Hillenbrand from Original Hillenbrand work?	To accomplish the separation, Original Hillenbrand will distribute all of the common stock of New Hillenbrand to Original Hillenbrand’s shareholders on a pro rata basis as a dividend.

Why is the separation of New Hillenbrand structured as a distribution?	Original Hillenbrand believes that a tax-free distribution of shares of New Hillenbrand to the Original Hillenbrand shareholders is a tax-efficient way to separate its funeral service and medical technology businesses in a manner that will create long-term value for Original Hillenbrand shareholders.

When will the distribution occur?	Original Hillenbrand will distribute the shares of New Hillenbrand common stock after the close of business on , 2008 to holders of record of Original Hillenbrand common stock at the close of business on , 2008, the record date.

What do shareholders need to do to participate in the distribution?	You do not have to do anything, but we urge you to read this entire information statement carefully. Shareholders of Original Hillenbrand as of the record date will not be required to take any action to receive New Hillenbrand common stock in the distribution. No shareholder approval of the distribution is required or sought because the Indiana Business Corporation Law, which governs Original Hillenbrand as an Indiana corporation, provides that distributions to shareholders may be authorized by the board of directors. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of

Original Hillenbrand common stock or take any other action to receive your shares of our common stock. Please do not send in your Original Hillenbrand stock certificates.

If you own Original Hillenbrand common stock as of the close of business on the record date, Original Hillenbrand, with the assistance of Computershare Investors Services, the settlement and distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Computershare Investors Services will mail you a book-entry account statement that reflects your shares of New Hillenbrand common stock, or your bank or brokerage firm will credit your account for the shares.

Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of New Hillenbrand common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Can Original Hillenbrand decide to cancel the distribution of our common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See the section entitled “The Separation — Conditions to the Distribution.” Until the distribution has occurred, Original Hillenbrand has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Board of Directors of Original Hillenbrand determines that the distribution is not in the best interests of Original Hillenbrand and its shareholders or that market conditions or other circumstances are such that it is not advisable to separate the funeral service and medical technology businesses of Original Hillenbrand.

Does New Hillenbrand plan to pay dividends?	Yes. A goal of the separation is that current Original Hillenbrand shareholders initially receive combined quarterly cash dividends from Hill-Rom Holdings and New Hillenbrand equal to the $0.285 per share quarterly dividend currently paid by Original Hillenbrand. Accordingly, following the distribution New Hillenbrand expects initially to pay a quarterly dividend of $0.1825 per share, and Hill-Rom Holdings expects initially to pay a quarterly dividend of $0.1025 per share. The declaration and payment of dividends by New Hillenbrand or Hill-Rom Holdings will be subject to the sole discretion of their respective boards of directors and will depend upon many factors, including their financial condition, earnings, capital requirements, covenants associated with their debt obligations or other contractual restrictions, legal requirements and other factors deemed relevant by their respective boards of directors. See “Dividend Policy.”

Will New Hillenbrand incur any debt in the separation?	Yes. New Hillenbrand expects to enter into a new $400 million bank credit facility that will be available for working capital purposes and to fund capital expenditures and acquisitions. New Hillenbrand expects to borrow approximately $250 million under that facility to make a cash distribution of that amount to Original Hillenbrand immediately prior to the distribution in order to establish appropriate long-term capital structures for each of the companies. On a pro forma basis giving effect to the distribution and related transactions, including the payment to Original Hillenbrand, New Hillenbrand had shareholders’ equity of $259.1 million as of December 31, 2007.

For additional information relating to our planned financing arrangements, see the sections entitled “Unaudited Pro Forma Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Other Liquidity Matters.”

What will the separation cost?	Original Hillenbrand expects to incur pre-tax separation costs of approximately $40 million to $45 million, of which a portion has been allocated to us. Through December 31, 2007, Original Hillenbrand has incurred cumulative separation costs of $14.7 million, of which $1.2 million and $5.1 million were allocated to the funeral service business of Original Hillenbrand for the three month period ended December 31, 2007, and the year ended September 30, 2007, respectively. A majority of these separation costs are expected to be cash, with a portion being non-deductible for income tax purposes. In addition to these separation costs, Original Hillenbrand and New Hillenbrand expect to incur an incremental combined charge related to the modification or acceleration of equity-based awards, subject to final approval by the Original Hillenbrand Board of Directors, in the range of $16 million to $19 million, with $7 million to $8 attributable to New Hillenbrand. These estimates are dependent upon the fair value of our common stock and could change depending on the actual fair value at the time of modification. For additional information on the proposed modification of equity-based awards, see the section entitled “Executive Compensation — Compensation Discussion and Analysis — Equitable Adjustments to Outstanding Equity-Based Awards.”

What are the U.S. federal income tax consequences of the distribution to Original Hillenbrand shareholders?	Original Hillenbrand has received a private letter ruling from the Internal Revenue Service, or IRS, to the effect that the distribution, together with certain related transactions, will qualify as a tax-free distribution for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, Original Hillenbrand will receive an opinion of Bracewell & Giuliani LLP, counsel to Original Hillenbrand, addressing certain requirements, the satisfaction of which has been assumed in the private letter ruling, that must be met in order for the distribution to qualify as a tax-free distribution. These requirements include, for example, that a valid business purpose for the distribution exists and that the distribution is not a “device” to distribute Original Hillenbrand’s corporate earnings and profits. As a tax-free distribution, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of our common stock in the distribution. You will generally recognize gain or loss with respect to cash received in lieu of a fractional share of our common stock. For more information regarding the private letter ruling and the potential tax consequences to you of the distribution, see the section entitled “The Separation — U.S. Federal Income Tax Consequences of the Distribution.”

What will New Hillenbrand’s relationship be with Hill-Rom Holdings following the separation?	Before the separation of New Hillenbrand from Original Hillenbrand, we will enter into a distribution agreement and several other agreements with Original Hillenbrand to effect the separation and provide a framework for

v

our relationship with Hill-Rom Holdings after the separation. These other agreements include transitional services agreements, shared services or joint ownership agreements, an employee matters agreement, a tax sharing agreement and a judgment sharing agreement. These agreements will govern the relationship between us and Hill-Rom Holdings subsequent to the completion of the separation, and provide for the allocation between us and Hill-Rom Holdings of Original Hillenbrand’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Original Hillenbrand. In addition, to allocate the potential liability under certain antitrust litigation matters in which both we and Original Hillenbrand are defendants, we and Original Hillenbrand will enter into a judgment sharing agreement that will apportion responsibility between New Hillenbrand and Hill-Rom Holdings for posting appeal bonds and paying any damages awarded in these cases. We cannot assure you that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties might be. For additional information regarding the separation agreements, see the sections entitled “Risk Factors — Risks Relating to the Separation,” “Arrangements between Original Hillenbrand and New Hillenbrand” and “Business and Properties — Legal Proceedings — Antitrust Litigation.”

Will I receive physical certificates representing shares of New Hillenbrand common stock following the separation?	No. Following the separation, New Hillenbrand will not issue physical certificates representing shares of New Hillenbrand common stock. Instead, Original Hillenbrand, with the assistance of Computershare Investors Services, the settlement and distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Computershare Investors Services will mail you a book-entry account statement that reflects your shares of New Hillenbrand common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates. After you receive your book-entry account statement, you may request that we issue you a physical stock certificate by following the directions on your account statement.

Will New Hillenbrand issue fractional shares of its common stock in the distribution?	No. New Hillenbrand will not issue fractional shares of its common stock in the distribution. Fractional shares that Original Hillenbrand shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have been entitled to receive fractional shares. Because the distribution ratio will be one share of New Hillenbrand common stock for each share of Original Hillenbrand common stock outstanding, we expect that the payment of cash in lieu of fractional shares will apply only to certain shareholders that hold shares of Original Hillenbrand common stock through the

BYDS Buy Direct Stock Program maintained by Computershare Investors Services, Original Hillenbrand’s transfer agent.

What if I want to sell my Original Hillenbrand common stock or my New Hillenbrand common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. If you sell your Original Hillenbrand common stock prior to the record date or sell your entitlement to receive shares of New Hillenbrand common stock in the distribution on or prior to the distribution date, you will not be entitled to receive any shares of New Hillenbrand common stock in the distribution.

What is “regular-way” and “ex-distribution” trading?	Beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be two markets in Original Hillenbrand common stock: a “regular-way” market and an “ex-distribution” market. Shares of Hillenbrand common stock that trade in the “regular-way” market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. On the first trading day following the distribution date, all shares of Hill-Rom Holdings will trade “ex-distribution.”

If you decide to sell any shares of Original Hillenbrand before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Original Hillenbrand common stock or your entitlement to New Hillenbrand common stock pursuant to the distribution or both.

Why are Original Hillenbrand and New Hillenbrand changing their names in connection with the separation?	Prior to the distribution, Original Hillenbrand will change its name from Hillenbrand Industries, Inc. to Hill-Rom Holdings, Inc., and New Hillenbrand will change its name from Batesville Holdings, Inc. to Hillenbrand, Inc. These name changes are being made to continue the long association of the Hillenbrand name with the Batesville Casket business.

Where will I be able to trade shares of New Hillenbrand common stock?	We have applied to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “HI.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

What will happen to the listing of Original Hillenbrand common stock?	Original Hillenbrand’s common stock will continue to trade on the NYSE; however, in connection with Original Hillenbrand’s name change to Hill-Rom Holdings, Inc., Original Hillenbrand intends to change its trading symbol from “HB” to “HRC.”

Will the number of Original Hillenbrand shares I own change as a result of the distribution?	No. The number of shares of Original Hillenbrand common stock you own will not change as a result of the distribution.

Will the distribution affect the market price of my Original Hillenbrand shares?	Yes. As a result of the distribution, we expect the trading price of shares of Hill-Rom Holdings common stock immediately following the distribution to be lower than the trading price of Original Hillenbrand common stock immediately prior to the distribution because the trading price will no longer reflect the value of the funeral service business. Furthermore, until the market has fully analyzed the value of Hill-Rom Holdings without the funeral service business, the market price of a share of Hill-Rom Holdings common stock may fluctuate significantly. Original Hillenbrand believes that over time following the separation, the common stock of Hill-Rom Holdings and New Hillenbrand should have a higher aggregate market value than if Original Hillenbrand were to remain under its current configuration, assuming the same market conditions and the realization of the expected benefits of the separation. However, there can be no assurance that such a higher aggregate market value will be achieved, and the combined trading prices of a share of Hill-Rom Holdings common stock and a share of New Hillenbrand common stock after the distribution may be equal to, greater than or less than the trading price of a share of Original Hillenbrand common stock before the distribution.

How will I determine my tax basis in the New Hillenbrand shares I receive in the distribution?	Shortly after the distribution is completed, Hill-Rom Holdings will provide U.S. taxpayers with information to enable them to compute their tax basis in both Hill-Rom Holdings and New Hillenbrand shares and other information they will need to report their receipt of New Hillenbrand common stock on their 2008 federal income tax returns as a tax-free transaction. Generally, your aggregate basis in the stock you hold in Hill-Rom Holdings and New Hillenbrand shares received in the distribution will equal the aggregate basis in the Original Hillenbrand common stock held by you immediately before the distribution, allocated between your Hill-Rom Holdings common stock and the New Hillenbrand common stock you receive in the distribution in proportion to the relative fair market value of each on the date of the distribution.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

Are there risks to owning New Hillenbrand common stock?	Yes. Our business is subject to both general and specific risks relating to our business, the industry in which we operate, our ongoing contractual relationships with Hill-Rom Holdings and our status as a separate, publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 5. We encourage you to read that section carefully.

Where can Original Hillenbrand shareholders obtain more information?	Before the distribution, if you have any questions relating to the separation, you should contact:

Hillenbrand Industries, Inc.
Investor Relations
1069 State Route 46 East
Batesville, Indiana 47006
Attention: Blair A. (Andy) Rieth, Jr.
Vice President, Investor Relations
Phone (812) 931-2199
Fax (812) 931-3533
www.hillenbrand.com

After the distribution, New Hillenbrand shareholders who have any questions relating to our common stock should contact us at:

Hillenbrand, Inc.
Investor Relations
One Batesville Boulevard
Batesville, Indiana 47006
Attention: Mark R. Lanning
Vice President, Investor Relations
Phone (812) 934-7256
Fax (812) 934-1963
www.batesville.com

or

Computershare Investors Services 2 North LaSalle Street Chicago, IL 60602 Phone (312) 360-5328

SUMMARY

This summary highlights selected information contained elsewhere in this information statement relating to our company, our separation from Original Hillenbrand and the distribution of our common stock by Original Hillenbrand to its shareholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the distribution and all the other transactions referred to in this information statement in connection with the separation and distribution.

Our Company

We are a leader in the North American death care industry through the manufacture, distribution and sale of funeral service products to licensed funeral establishments. Our products consist primarily of burial and cremation caskets, but also include containers and urns, selection room display fixturing for funeral homes, other personalization and memorialization products and services, including creating and hosting websites for funeral homes. Our product offering ranges from gasketed caskets made of carbon steel, stainless steel, copper and bronze to non-gasketed steel, hardwood and veneer hardwood units. In addition, we manufacture and sell cloth-covered caskets, all wood construction (orthodox) caskets and a line of urns, containers and other memorialization products used in cremations. We supply selection room display fixturing through our System Solutions by Batesville® group. We operate six manufacturing and ninety-four distribution facilities that are integrated into a rapid replenishment, high velocity hub and spoke distribution system. Recently, we launched our NorthStartm program, selling private label caskets and casket parts to other North American manufacturers and distributors through a separate sales force and distribution system.

Our strategy centers on growing our sales of Batesville® branded burial caskets and cremation products to licensed funeral establishments, the sale of non-Batesville branded caskets to independent casket manufacturers and distributors, and exploring acquisitions in and closely adjacent to our casket and cremation business that capitalize on our strengths and leadership position.

As of December 31, 2007, on a pro forma basis we had $259.1 million in shareholders’ equity and $647.3 million in assets. For the year ended September 30, 2007, on a pro forma basis we generated revenues of $667.2 million, operating profit of $154.4 million and net income of $97.8 million. For the three months ended December 31, 2007, on a pro forma basis we generated revenues of $162.9 million, operating profit of $38.0 million and net income of $23.9 million.

For more information about our business, industry and strategy and the risks we face, see the sections entitled “Risk Factors,” “Business and Properties” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Separation

On May 7, 2007, the Board of Directors of Original Hillenbrand authorized management of Original Hillenbrand to pursue a plan to separate its funeral service business from its medical technology business, which we refer to as “the separation” in this information statement. In furtherance of this plan, on          , 2008, the Original Hillenbrand Board of Directors approved the distribution of all of the shares of our common stock held by Original Hillenbrand to its shareholders. This distribution will take place after the close of business on          , 2008. On the distribution date, each holder of Original Hillenbrand common stock will receive one share of our common stock for each share of Original Hillenbrand common stock held at the close of business on the record date.

Before our separation from Original Hillenbrand, we will enter into a distribution agreement and several other agreements with Original Hillenbrand to effect the separation and provide a framework for our relationships with Hill-Rom Holdings after the separation. These other agreements include transitional services agreements, shared services or joint ownership agreements, an employee matters agreement, a tax sharing agreement and a judgment sharing agreement. These agreements will govern the relationship between us and Hill-Rom Holdings subsequent to the completion of the separation and provide for the allocation between us and Hill-Rom Holdings of Original Hillenbrand’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and employees, liabilities) attributable to periods prior to, at and after our separation from Original Hillenbrand. In addition, in order to allocate between us any potential liability under certain antitrust litigation matters in which both we and Original Hillenbrand are defendants, we will enter into a judgment sharing agreement with Original Hillenbrand that will apportion responsibility between us and Hill-Rom Holdings for posting appeal bonds and paying any damages awarded in these cases. For more information on the distribution agreement and related agreements, see the sections entitled “Risk Factors — Risks Relating to the Separation,” “Arrangements between Original Hillenbrand and New Hillenbrand” and “Business and Properties — Legal Proceedings — Antitrust Litigation.”

The Original Hillenbrand Board of Directors believes that the separation of the funeral service business should not only enhance its strength, but will also improve both companies’ strategic, operational and financial flexibility. Although there can be no assurance, Original Hillenbrand believes that, over time, the common stock of Hill-Rom Holdings and New Hillenbrand should have a greater aggregate market value than Original Hillenbrand has in its current configuration, assuming the same market conditions and the realization of the expected benefits of the separation. The following are some of the opportunities and benefits that the Original Hillenbrand Board of Directors considered, among others, in approving the separation:

•	Allows us and Hill-Rom Holdings to focus on our respective industries. The Original Hillenbrand Board of Directors believes that the separation will allow Hill-Rom Holdings and New Hillenbrand to maintain a sharper focus on their respective core business and growth opportunities, which will allow each separated company to respond more nimbly to the industry in which it operates.

•	Provides direct access to capital. Each company will have a capital structure adequate to meet its needs. After the separation, each company’s capital structure is expected to better facilitate acquisitions (including, possibly, acquisitions using its common stock as currency), joint ventures, partnerships and internal expansion, which are important for us to grow our business.

•	Creates more effective management incentives and improves ability to attract and retain talent. The separation will permit the use of equity-based incentives, such as options and restricted stock units, for each of the companies with a value that is expected to reflect more closely the efforts and performance of each company’s management. Original Hillenbrand believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

•	Enables investors to invest directly in our business. Separating the funeral service business from the medical technology business of Original Hillenbrand is expected to reduce the complexities surrounding investor and research analyst understanding and will provide investors with the opportunity to invest individually in each of the separated companies.

Neither we nor Original Hillenbrand can assure you that, following the separation, any of these benefits will be realized to the extent anticipated or at all. See “The Separation — Background of and Reasons for the Separation.”

Other risks affecting us and our business are discussed under “Risk Factors” beginning on page 5.

Interests of Certain Persons in the Separation

Except as set forth below, none of our directors or executive officers will receive any benefits or remuneration not received by shareholders in connection with the separation and distribution. Under a supplemental benefits agreement entered into in March 2006 between Original Hillenbrand and Kenneth A. Camp, our President and Chief Executive Officer, Mr. Camp will be credited with additional service under a Supplemental Executive Retirement Plan as a result of the distribution. Additionally, in connection with the distribution, we expect that, subject to approval by the Original Hillenbrand Board of Directors, equitable adjustments will be made to outstanding stock option and deferred stock share awards that currently relate to Original Hillenbrand common stock, including stock option and deferred stock share awards held by our directors and executive officers, to the extent necessary to maintain the equivalent value of such awards upon the distribution. We also will grant new equity–based awards to Mr. Camp immediately following the distribution to reflect his increased responsibilities as chief executive officer of a stand-alone, publicly traded company. For a more complete description of these matters, see “The Separation — Interests of Certain Persons in the Separation.”

Summary Combined Historical and Pro Forma Financial Information

The following table sets forth a summary of our historical combined financial information for the periods and as of the dates presented and should be read together with the Combined Financial Statements and notes thereto included elsewhere in this information statement. The summary historical financial information for the years ended September 30, 2007, 2006 and 2005 is derived from our audited Combined Financial Statements included elsewhere in this information statement. The summary historical financial information for the three months ended December 31, 2007 and 2006 is derived from our unaudited Combined Financial Statements included elsewhere in this information statement. Historical results are not necessarily indicative of our future results, and interim period results are not necessarily indicative of our annual results.

The following table also sets forth a summary of our unaudited pro forma combined financial information giving effect to the separation and the distribution. The unaudited pro forma combined financial data as of and for the three months ended December 31, 2007 and for the year ended September 30, 2007 have been derived from our historical Combined Financial Statements and adjusted to give effect to the following planned transactions:

•	the planned distribution of our common stock to Original Hillenbrand shareholders by Original Hillenbrand (on a one to one distribution ratio) and the related transfer to us from Original Hillenbrand of certain corporate assets and liabilities of Original Hillenbrand,

•	the procurement of a revolving line of credit for a total of $400 million, of which we intend to draw approximately $250 million to be transferred to Original Hillenbrand as a cash distribution immediately prior to the distribution in order to establish appropriate long-term capital structures for us and Original Hillenbrand,

•	the inclusion of interest expense to reflect the anticipated borrowings under our new revolving line of credit as of the date of separation, calculated based upon expected interest rates for our then outstanding debt, and

•	the inclusion of investment income on certain investments that will be transferred to us.

The unaudited pro forma information also reflects certain incremental cost increases that we will experience as a stand-alone public entity. For example, Original Hillenbrand currently provides many corporate functions on our behalf. As an independent, publicly traded company, our total costs related to functions such as tax, accounting, legal, internal audit, human resources, risk management, shared information technology systems, procurement and other statutory functions, including a board of directors, are expected to increase from the costs for such shared functions that were historically allocated to us from Original Hillenbrand. The annualized incremental costs associated with replacing and/or establishing these functions are currently estimated to be approximately $5 million in fiscal 2008. This estimate includes the incremental costs we expect to incur or be allocated under the distribution agreement, employee matters agreement, tax sharing agreement, and shared services and transitional services agreements described under “Arrangements between Original Hillenbrand and New Hillenbrand.”

Additionally, while annual investment income of $10 million to $12 million from private equity limited partnership investments that will be transferred to us has been reported by Original Hillenbrand during recent years, such incremental income has been excluded from the following unaudited pro forma combined financial information due to its inherent volatility.

Based upon available cash on hand at the time of the distribution, it is intended that both New Hillenbrand and Original Hillenbrand will have minimum cash balances equivalent to their estimated normal operating cash needs. Should excess cash be available, it will be split among New Hillenbrand and Original Hillenbrand after taking into consideration certain funding requirements of Original Hillenbrand, the funding status of benefit plans and other factors.

The summary pro forma combined financial information is derived from, and should be read together with, the unaudited pro forma combined financial statements included elsewhere in this information statement. The unaudited pro forma combined statement of income information gives effect to the separation and distribution as if it occurred on October 1, 2006, and the unaudited pro forma combined balance sheet information gives effect to the separation and distribution as if it occurred on December 31, 2007. The unaudited pro forma combined financial information does not purport to present our results of operations or financial position as if the separation and distribution actually had occurred on the dates indicated, nor does it project our results of operations or financial position for any future period or as of any future date.

	Three Months Ended December 31,			Fiscal Years Ended September 30,
	Pro Forma	As Reported		Pro Forma	As Reported
	2007	2007	2006	2007	2007	2006	2005
		(Unaudited)		(Unaudited)
	(In millions, except per share amounts)

Income Statement Data:
Net revenues	$162.9	$162.9	$162.2	$667.2	$667.2	$674.6	$659.4
Cost of goods sold	96.0	96.0	93.4	388.6	388.6	391.9	392.9

Gross profit	66.9	66.9	68.8	278.6	278.6	282.7	266.5
Operating expenses	28.9	27.3	26.7	124.2	117.9	105.3	105.2
Separation costs	—	1.2	—	—	5.1	—	—

Operating profit	38.0	38.4	42.1	154.4	155.6	177.4	161.3
Interest expense	(3.3)	—	—	(14.4)	—	—	—
Investment income and other	2.4	(0.4)	(0.4)	12.0	1.4	1.4	2.0

Income before income taxes	37.1	38.0	41.7	152.0	157.0	178.8	163.3
Income tax expense	13.2	14.0	15.6	54.2	57.5	65.6	60.5

Net income	23.9	$24.0	$26.1	$97.8	$99.5	$113.2	$102.8

Pro forma net income per share:
Basic	$.38	$0.38	$0.42	$1.56	$1.60	$1.82	$1.65
Diluted	$.38	$0.38	$0.42	$1.56	$1.60	$1.82	$1.65
Pro forma shares outstanding:
Basic	62.5	62.3	62.3	62.5	62.3	62.3	62.3
Diluted	62.7	62.3	62.3	62.7	62.3	62.3	62.3
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	N/A	$22.7	$29.9	N/A	$127.3	$124.6	$88.9
Investing activities	N/A	(2.2)	(1.1)	N/A	(20.1)	(15.3)	(13.2)
Financing activities	N/A	(20.2)	(26.5)	N/A	(103.5)	(107.0)	(78.3)
Effect of exchange rate changes on cash	N/A	(0.4)	(0.l )	N/A	0.3	0.3	0.1

Total cash flows, net	N/A	$(0.1)	$2.2	N/A	$4.0	$2.6	$(2.5)

	December 31, 2007
	As Reported	Pro Forma
	(Unaudited)
	(In millions)

Balance Sheet Data:
Total assets	$322.0	$647.3
Long-term debt	—	250.0
Other long-term liabilities	26.6	26.6
Total liabilities	138.2	388.2
Parent company/shareholders’ equity	183.8	259.1

RISK FACTORS

Our business involves risks. The following information about these risks should be considered carefully together with the other information contained herein.

Risks Related to Our Business

An adverse outcome in the ongoing antitrust litigation in which we are a defendant could materially adversely affect our results of operations, financial position and liquidity.

We are a defendant in several purported antitrust class action lawsuits. See “Business and Properties — Legal Proceedings — Antitrust Litigation.” The plaintiffs in one of these cases have served a report indicating that they are seeking damages ranging from approximately $947 million to approximately $1.46 billion before trebling, and the plaintiffs in the other case have served a report indicating that they are seeking damages of approximately $99.2 million before trebling. If these cases go to trial, the plaintiffs are likely to claim additional alleged damages for the period between their reports and the time of trial. At this point, it is not possible to estimate the amount of any additional alleged damage claims that they may make. In the event a class is certified in any of these cases and the plaintiffs prevail at trial, any damages awarded would be trebled as a matter of law and the plaintiffs may elect to enforce any judgment against any or all of the codefendants, who have no statutory contribution rights against each other. Accordingly, if a class is certified in any of these cases and the plaintiffs prevail at trial, we could be subject to substantial liability. In such event, we may not be able to satisfy any such judgment or to post an appeal bond for the appeal of any such judgment. In that event, we could resort to bankruptcy proceedings. If we are able to satisfy a judgment or post an appeal bond, doing so may significantly impair our financial position and liquidity.

Although we will enter into a judgment sharing agreement with Original Hillenbrand with respect to this litigation, there can be no assurance that Original Hillenbrand will be able to satisfy its potential obligations under this agreement. Moreover, negative covenants contained in the distribution agreement, intended to preserve the credit capacity of each of New Hillenbrand and Original Hillenbrand to perform its obligations under the judgment sharing agreement, impose restrictions on us that, among other matters, may limit our ability to consummate acquisitions or pay dividends. See “Arrangements between Original Hillenbrand and New Hillenbrand — Distribution Agreement” and “— Judgment Sharing Agreement.”

In addition to the risks associated with an adverse outcome in this litigation, we continue to incur significant legal costs in the vigorous defense of this litigation and expect these costs to continue for the foreseeable future. We expect these costs to be approximately $12.5 million in fiscal 2008. Under the judgment sharing agreement, we will be responsible for all costs incurred by us and Original Hillenbrand in defense of this litigation.

Our business is significantly dependent on several major contracts with large national providers. Our relationships with these customers pose several risks.

We have contracts with a number of large, national funeral home customers which comprise a sizeable portion of our overall sales volume. The November 2006 completion of the combination of our largest customer, Service Corporation International (“SCI”), and our second largest customer, Alderwoods Group, Inc. (“Alderwoods”), has brought purchases by both organizations under the same agreement. This agreement does not impose specific purchase requirements on the combined entity. While we anticipate that SCI will continue to buy substantially all its burial products from us for the foreseeable future, there can be no guarantee that it will do so. Any decision by our large national funeral home customers to discontinue purchases from us could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, we have lost, and may continue to lose, some business as the SCI/Alderwoods combined entity continues to divest itself of certain overlapping properties. The losses from divestitures could be significant if a large number of these properties are purchased by funeral homes or other entities that elect not to purchase products from us and we are not able to attract replacement business from the subsequent owners of these properties.

Also, while our contracts with large funeral service providers give us important access to many of the largest purchasers of funeral service products, they can obligate us to sell our products at contracted prices for extended periods of time, therefore limiting our ability, in the short-term, to raise prices in response to significant increases in raw material prices or other factors.

Continued fluctuations in mortality rates and increased cremations may adversely affect, as they have in recent years, the volume of our sales of burial caskets.

The life expectancy of U.S. citizens has increased steadily since the 1950s and is expected to continue to do so for the foreseeable future. As the population of the United States continues to age, we anticipate the number of deaths in North America will be relatively flat for at least the foreseeable future.

Cremations as a percentage of total U.S. deaths have increased steadily since the 1960s, and are also expected to continue to increase for the foreseeable future. Therefore, the number of U.S. cremations is gradually and steadily increasing, resulting in a contraction in the demand for burial caskets, which was a contributing factor to lower burial casket sales volumes for us in each of fiscal years 2005, 2006 and 2007 and the first three months of fiscal 2008.

We expect these trends to continue into the foreseeable future and our burial casket volumes will likely continue to be negatively impacted by these market conditions. Finally, the number of deaths can vary over short periods of time and among different geographical areas, due to a variety of other factors, including the timing and severity of seasonal outbreaks of illnesses such as pneumonia and influenza. Such variations could cause our sales of burial caskets to fluctuate from quarter to quarter and year to year.

Our business is facing increasing competition from a number of non-traditional sources and caskets manufactured abroad and imported into North America.

Non-traditional funeral service providers could present more of a competitive threat to us and our sales channel than is currently anticipated. While some of these have competed against us for many years, large discount retailers such as Costco, casket stores, and internet casket retailers represent more recent competitors. Also, we have learned that several manufacturers located in China are currently manufacturing caskets for sale into the United States. It is not possible to quantify the financial impact that these competitors will have on our business, but these competitors will continue to drive additional pricing and other competitive pressures in an industry that already has approximately double the necessary domestic production capacity. Such competitive actions could have a negative impact on our results of operations.

Increased prices for, or unavailability of, raw materials used in our products could adversely affect profitability or revenues. In particular, our results of operations continue to be adversely affected by high prices for steel, red metals, solid wood and fuel.

Our profitability is affected by the prices of the raw materials used in the manufacture of our products. These prices may fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, fuel related delivery costs, competition, import duties, tariffs, currency exchange rates and, in some cases, government regulation. Significant increases in the prices of raw materials that cannot be recovered through increases in the prices of our products could adversely affect our results of operations. While there has been less overall cost pressure in 2006 and 2007, we experienced significantly higher prices in fiscal 2004 and 2005 than we had in prior periods for commodities used in the manufacture of our products, including steel, red metals, solid wood and fuel. Although we have historically been able to offset such rising costs with increases in the prices of our products, there can be no assurance that the marketplace will continue to support the higher prices or that such prices will fully offset such commodity price increases in the future. Any further increases in prices resulting from a tightening supply of these or other commodities or fuel could adversely affect our profitability. We generally do not engage in hedging transactions with respect to raw material purchases, but do enter into fixed price supply contracts at times. Our decision not to engage in hedging transactions may result in increased price volatility, with resulting adverse effects on profitability.

Our dependency upon regular deliveries of supplies from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. Several of the raw materials used in the manufacture of our products currently are procured only from a single source. If any of these sole-source suppliers were unable to deliver these materials for an extended period of time as a result of financial difficulties, catastrophic events affecting their facilities or other factors, or if we were unable to negotiate acceptable terms for the supply of materials with these sole-source suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs.

Extended unavailability of a necessary raw material could cause us to cease manufacturing one or more products for a period of time.

We are involved on an ongoing basis in claims, lawsuits and governmental proceedings relating to our operations, including environmental, antitrust, patent infringement, business practices, commercial transactions, and other matters.

The ultimate outcome of these claims, lawsuits and governmental proceedings cannot be predicted with certainty but could have a material adverse effect on our financial condition, results of operations and cash flow. We are also involved in other possible claims, including product and general liability, workers compensation, auto liability and employment-related matters. While we maintain insurance for certain of these exposures, the policies in place are high-deductible policies resulting in our assuming exposure for a layer of coverage with respect to such claims.

A substantial portion of our workforce is unionized, and we could face labor disruptions that would interfere with our operations.

Approximately 37% of our employees, as part of our logistics and manufacturing operations in the United States and Canada, work under collective bargaining agreements. Although we have not experienced any significant work stoppages in the past 20 years as a result of labor disagreements, we cannot ensure that such a stoppage will not occur in the future. Inability to negotiate satisfactory new agreements or a labor disturbance at one of our principal facilities could have a material adverse effect on our operations.

Risks Relating to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Original Hillenbrand, and any such benefits may be offset in part by certain negative consequences of the separation.

We may not be able to achieve the full strategic and financial benefits that we expect will result from our separation from Original Hillenbrand or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will regard our corporate structure as clearer and simpler than the current Original Hillenbrand corporate structure or place a greater value on our company as a stand-alone company than on our business as a part of Original Hillenbrand. As a result, in the future the aggregate market price of Hill-Rom Holdings common stock and our common stock as separate companies may be less than the market price per share of Original Hillenbrand’s common stock had the separation and distribution not occurred.

Because we will be a smaller company than Original Hillenbrand prior to the separation and expect to have credit ratings below Original Hillenbrand’s current credit ratings, we expect to have less borrowing capacity and greater borrowing costs than Original Hillenbrand currently has.

We have no operating history as a separate publicly traded company.

Prior to the consummation of the distribution, we have operated as part of Original Hillenbrand. Accordingly, we have no direct experience complying with certain of the requirements of the Sarbanes-Oxley Act of 2002 or with the periodic reporting requirements of the Securities Exchange Act of 1934. Additionally, we have not been responsible for performing various corporate functions, including tax administration, treasury administration, investor relations, internal audit and risk management.

The historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to our separation, our business was operated by Original Hillenbrand as part of its broader corporate organization, rather than as a separate, publicly traded company. As a result, we will be required to make certain modifications to certain business support and governance activities upon our separation from

Original Hillenbrand. Our historical financial results reflect allocations of expenses for these and similar functions but these allocations are less than the expenses we would have incurred had we operated as a separate, publicly traded company. We expect that the annualized incremental costs associated with being a separate public company will be in the range of $4 million to $6 million in fiscal 2008.

•	After the separation, the borrowing costs for our business will be higher than Original Hillenbrand’s borrowing costs prior to the separation.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Original Hillenbrand.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a separate, publicly-traded company, and we may experience increased costs after the separation or as a result of the separation.

After the separation, Hill-Rom Holdings will be contractually obligated to provide to us only those services specified in the transition services and shared services agreements and the other agreements we enter into with Original Hillenbrand in preparation for the separation. We may be unable to replace in a timely manner or on comparable terms the services that Original Hillenbrand previously provided to us that are not specified in these agreements. Also, upon the expiration of these agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that in some instances we may incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if Hill-Rom Holdings does not continue to perform effectively the services that are called for under the transition services and shared services agreements and the other agreements, we may not be able to operate our business effectively and our profitability may decline. See “Arrangements between Original Hillenbrand and New Hillenbrand.”

Our agreements with Original Hillenbrand may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.

The agreements related to our separation from Original Hillenbrand, including the distribution agreement, judgment sharing agreement, employee matters agreement, tax sharing agreement, shared services agreements and transitional services agreements, were prepared in the context of our separation from Original Hillenbrand while we were still part of Original Hillenbrand and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of these agreements relate to, among other things, allocation of assets, employees, liabilities, rights, indemnifications and other obligations between Original Hillenbrand and us. See the section entitled “Arrangements between Original Hillenbrand and New Hillenbrand.”

Volatility in our investment portfolio or collection risk associated with our notes receivable portfolio could negatively impact earnings.

In conjunction with our separation from Original Hillenbrand, ownership in certain investments will be transferred to us. Volatility in that investment portfolio, which Original Hillenbrand carried at a value of $25.9 million at December 31, 2007, could negatively impact earnings. The investment portfolio, which includes private equity limited partnerships among other investments, could be adversely affected by general economic conditions, changes in interest rates, default on debt instruments and other factors, resulting in an adverse impact on our financial condition. This was evident when one significant impairment of a strategic investment resulted in an impairment charge of $8.7 million for Original Hillenbrand in the fourth quarter of fiscal 2005, and two additional impairments resulted in a charge of $2.0 million by Original Hillenbrand in the second quarter of fiscal 2006.

Also being transferred to us at the time of separation are certain outstanding long-term notes receivable and equity instruments, which Original Hillenbrand carried at a value of $124.8 million at December 31, 2007. This balance primarily represents the seller financing provided to FFS Holdings, Inc., the entity that purchased Original Hillenbrand’s former Forethought Financial Services, Inc. subsidiary. Should Forethought fail to perform consistent with the original expectations set forth by FFS Holdings, Inc. or underperform to an extent that it cannot meet its financial obligations, or should general economic conditions or other factors result in defaults of our customer notes, our earnings could be negatively impacted resulting in a material adverse impact on our financial condition and results of operations.

The distribution could result in significant tax liability.

Original Hillenbrand has received a private letter ruling from the IRS that the distribution will qualify for tax-free treatment under Code Sections 355 and 368(a)(1)(D). The IRS ruling relies on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business. Although Original Hillenbrand believes that all of these representations, assumptions and undertakings were correct, the IRS ruling would not be valid if the representations, assumptions and undertakings were incorrect. Moreover, the IRS private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment, although Original Hillenbrand will receive an opinion of counsel with respect to the legal and tax issues not addressed in the private letter ruling. Notwithstanding the IRS private letter ruling, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling were false or had been violated. For more information regarding the private letter ruling, see the section entitled “The Separation — U.S. Federal Income Tax Consequences of the Distribution.”

If the distribution fails to qualify for tax-free treatment, Original Hillenbrand would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value and our initial public shareholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the tax sharing agreement between Original Hillenbrand and us, we would generally be required to indemnify Original Hillenbrand against any tax resulting from the distribution to the extent that such tax resulted from (1) an issuance of our equity securities, a redemption of our equity securities or our involvement in other acquisitions of our equity securities, (2) other actions or failures to act by us or (3) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see the section entitled “Arrangements between Original Hillenbrand and New Hillenbrand — Tax Sharing Agreement.” Our indemnification obligations to Original Hillenbrand and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify Original Hillenbrand or such other persons under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

We might not be able to engage in desirable strategic transactions and equity issuances following the distribution.

To preserve the tax-free treatment to Original Hillenbrand and its shareholders of the distribution, under a tax sharing agreement that we will enter into with Original Hillenbrand, for the two year period following the distribution, we may be prohibited, except in specified circumstances, from:

•	issuing equity securities,

•	engaging in certain business combination or asset sale transactions, or

•	engaging in other actions or transactions that could jeopardize the tax-free status of the distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see the sections entitled “The Separation — U.S. Federal Income Tax Consequences of the Distribution” and “Arrangements between Original Hillenbrand and New Hillenbrand — Tax Sharing Agreement.”

Until the distribution occurs Original Hillenbrand has the sole discretion to change the terms of the separation in ways which may be unfavorable to us.

Until the distribution occurs, the Board of Directors of Original Hillenbrand will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, the Board of Directors of Original Hillenbrand may decide at any time not to proceed with the separation.

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that, on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up and through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions, dispositions or alliances;

•	product introductions by competitors;

•	the emergence of new competitors;

•	the outcome of litigation or governmental investigations;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	arbitrage activity;

•	overall market fluctuations;

•	general economic conditions; and

•	other factors covered in this “Risk Factors” section of this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating or financial performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with this distribution, which could cause our stock price to decline.

The shares of our common stock that Original Hillenbrand distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any shareholder to sell our common stock following the separation, it is possible that some Original Hillenbrand shareholders, including possibly some of our largest shareholders, may sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as a separate, publicly traded company does not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Provisions in our articles of incorporation and by-laws and of Indiana law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our articles of incorporation, by-laws and Indiana law contain provisions that could have the effect of delaying or preventing changes in control if our Board of Directors determines that such changes in control are not in the best interests of us and our shareholders. While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our Board of Directors, they could enable our Board of Directors to hinder or frustrate a transaction that some, or a majority, of our shareholders might believe to be in their best interests. These provisions include, among others:

•	a Board of Directors that is divided into three classes with staggered terms;

•	inability of our shareholders to act by less than unanimous written consent;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our Board of Directors to issue preferred stock without shareholder approval; and

•	limitations on the right of shareholders to remove directors.

Indiana law also imposes some restrictions on mergers and other business combinations between us and any holder of 10% or more of our outstanding common stock, as well as on certain “control share” acquisitions. For more information, see the section entitled “Description of New Hillenbrand Capital Stock — Business Combinations.”

We believe these provisions are important for a public company and protect our shareholders from coercive or otherwise potentially unfair takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of our company and our shareholders.

Although we currently anticipate paying dividends, there cannot be any assurance that dividends will be paid.

Currently, we anticipate initially paying a quarterly dividend of $0.1825 per share beginning with the third quarter of fiscal 2008, which amount, together with the quarterly dividend expected to be paid by Hill-Rom Holdings after the separation, is intended to result in a combined dividend at the same level as the dividend paid by Original Hillenbrand prior to the separation. However, there can be no assurance that we will have sufficient surplus under Indiana law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, capital expenditures or increases in reserves. The declaration and payment of dividends by us will be subject to the sole discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements, covenants associated with certain of our debt obligations or other contractual restrictions, legal requirements and other factors deemed relevant by our Board of Directors. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in New Hillenbrand. This appreciation may not occur.

FORWARD LOOKING STATEMENTS

Certain statements in this information statement constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our future plans, objectives, beliefs, expectations, representations and projections. We have tried, whenever possible, to identify these forward-looking statements by using words such as, but not limited to, “intend,” “anticipate,” “believe,” “plan,” “encourage,” “expect,” “may,” “goal,” “become,” “pursue,” “estimate,” “strategy,” “will,” “should,” “projection,” “forecast,” “continue,” “accelerate,” “promise,” “increase,” “higher,” “lower,” “reduce,” “improve,” “expand,” “progress,” “potential” or the negative of those terms or other variations of them or comparable terminology. The absence of such terms, however, does not mean that the statement is not forward-looking.

It is important to note that forward looking statements are not guarantees of future performance, and our actual results could differ materially from those set forth in any forward looking statements. Factors that could cause actual results to differ from forward looking statements include but are not limited to the factors discussed under the heading “Risk Factors” in this information statement. We assume no obligation to update or revise any forward looking statements.

THE SEPARATION

General

On May 7, 2007, the Board of Directors of Original Hillenbrand approved in principle a plan to separate its funeral service and medical technology businesses into separate, publicly traded companies.

In furtherance of this plan, on          , 2008, the Original Hillenbrand Board of Directors approved the distribution of all of the shares of our common stock held by Original Hillenbrand to holders of Original Hillenbrand common stock. The distribution of the shares of our common stock will take place after the close of business on          , 2008. On the distribution date, each holder of Original Hillenbrand common stock will receive one share of our common stock for each share of Original Hillenbrand common stock held at the close of business on the record date, as described below.

You will not be required to make any payment, surrender or exchange your shares of Original Hillenbrand common stock or take any other action to receive your shares of our common stock.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions, including final approval of the Original Hillenbrand Board of Directors. We cannot provide any assurances that the distribution will be completed or approved by the Original Hillenbrand Board of Directors. For a more detailed description of these conditions, see the section entitled “— Conditions to the Distribution.”

We are a direct, wholly owned subsidiary of Original Hillenbrand recently formed to be a holding company for Original Hillenbrand’s funeral service business, which has operated under the Batesville Casket name. Following the distribution of our shares of common stock to Original Hillenbrand’s shareholders, Original Hillenbrand will continue as a publicly traded company under the name Hill-Rom Holdings, Inc. with the Hill-Rom medical technology business as its sole operating unit.

The Number of Shares You Will Receive

For each share of Original Hillenbrand common stock that you owned at the close of business on          , 2008, the record date, you will receive one share of our common stock on the distribution date.

Fractional shares of our common stock will not be issued as part of the distribution nor will any be credited to book entry accounts. Instead, the distribution agent, Computershare Investors Services, will, as soon as practicable after the distribution date, aggregate into whole shares the fractional shares of our common stock that Original Hillenbrand shareholders would otherwise have been entitled to receive. The distribution agent will sell these whole shares in the open market at prevailing market prices and distribute the aggregate sale proceeds, net of applicable expenses including brokerage fees, ratably to shareholders who would otherwise have been entitled to receive fractional shares. The amount of this payment will depend on the prices at which the aggregated fractional shares are sold by the distribution agent. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholder. For an explanation of the U.S.  federal income tax consequences of the distribution, including the receipt of cash in lieu of fractional shares, please see “— U.S.  Federal Income Tax Consequences of the Distribution.” Because the distribution ratio will be one share of New Hillenbrand common stock for each share of Original Hillenbrand common stock outstanding, we expect that the payment of cash in lieu of fractional shares will apply only to certain shareholders that hold shares of Original Hillenbrand common stock through the BYDS Buy Direct Stock Program maintained by Computershare Investors Services, Original Hillenbrand’s transfer agent.

When and How You Will Receive the Distributed Shares

Original Hillenbrand will distribute the shares of our common stock after the close of business on          , 2008, the distribution date. Computershare Investors Services will serve as transfer agent and registrar for our common stock and as settlement and distribution agent in connection with the distribution.

If you own Original Hillenbrand common stock as of the close of business on the record date, the shares of New Hillenbrand common stock that you are entitled to receive in the distribution will be issued electronically, as soon as practicable after the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. No physical stock certificates of New Hillenbrand will be issued in the distribution.

If you sell shares of Original Hillenbrand common stock in the “regular-way” market on or prior to the distribution date, you will be selling your right to receive shares of our common stock in the distribution. For more information see the section entitled “— Trading Between the Record Date and Distribution Date.”

Commencing promptly after the distribution date, if you hold physical stock certificates that represent your shares of Original Hillenbrand common stock, or if you hold your shares in book-entry form, and you are the registered holder of such shares, the settlement and distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Computershare Investors Services at the address and telephone number set forth on page ix of this information statement. After you receive your book-entry account statement, you may request that we issue you physical stock certificates by following the directions on your account statement.

Most Original Hillenbrand shareholders hold their shares of Original Hillenbrand common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If you hold your Original Hillenbrand common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Results of the Separation

After our separation from Original Hillenbrand, we will be a separate, publicly traded company. Immediately following the distribution, we expect to have approximately 19,000 shareholders of record, based on the number of registered shareholders of Hillenbrand common stock on February 25, 2008, and approximately 62.3 million shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any changes in the number of shares of Original Hillenbrand common stock between February 25, 2008 and the record date for the distribution.

Before or concurrently with the separation, we will enter into a distribution agreement and several other agreements with Original Hillenbrand to effect the separation and provide a framework for our relationships with Hill-Rom Holdings after the separation. These agreements will govern the relationship between us and Hill-Rom Holdings subsequent to the completion of the separation and provide for the allocation of assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Original Hillenbrand. For a more detailed description of these agreements, see the section entitled “Arrangements between Original Hillenbrand and New Hillenbrand.”

The distribution will not affect the number of outstanding shares of Original Hillenbrand common stock or any rights of Original Hillenbrand shareholders at the time of the distribution.

U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences relating to the distribution by Original Hillenbrand. This summary is based on the Code, the Treasury regulations promulgated thereunder, and interpretations of the Code and the Treasury regulations by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Original Hillenbrand shareholders in light of their particular circumstances, nor does it address the consequences to Original Hillenbrand shareholders subject to special treatment under the U.S. federal income tax laws (such as non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those Original Hillenbrand shareholders who do not hold their Original Hillenbrand common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences. ORIGINAL HILLENBRAND SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

Original Hillenbrand has received a private letter ruling from the IRS to the effect that the distribution will qualify as a tax-free distribution for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. As a tax-free distribution: (i) no gain or loss will be recognized by (and no amount will be included in the income of) Original Hillenbrand shareholders upon their receipt of shares of New Hillenbrand common stock in the distribution; (ii) any cash received in lieu of fractional share interests in New Hillenbrand will give rise to gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests (determined as described below), and such gain or loss will be capital gain or loss if the Original Hillenbrand common stock on which the distribution is made is held as a capital asset on the date of the distribution; (iii) the aggregate basis in the Hill-Rom Holdings common stock and the New Hillenbrand common stock in the hands of each Original Hillenbrand common shareholder after the distribution will equal the aggregate basis in Original Hillenbrand common stock held by the shareholder immediately before the distribution, allocated between the Hill-Rom Holdings common stock and the New Hillenbrand common stock in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of the New Hillenbrand common stock received by each Original Hillenbrand shareholder will include the holding period at the time of the distribution for the Original Hillenbrand common stock on which the distribution is made, provided that the Original Hillenbrand common stock is held as a capital asset on the date of the distribution.

Although the private letter ruling from the IRS generally will be binding on the IRS, if the factual representations or assumptions made in the letter ruling request were untrue or incomplete in any material respect, neither we nor Hill-Rom Holdings will be able to rely on the ruling. Original Hillenbrand believes that all such representations and assumptions were true and complete. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the ruling will be based upon representations by Original Hillenbrand that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. Original Hillenbrand will receive an opinion of Bracewell & Giuliani LLP, counsel to Original Hillenbrand, that addresses the material matters on which the IRS does not rule as a matter of policy. In particular, the tax opinion will opine (i) that there are valid non-tax business purposes under Section 355 for the distribution to occur, (ii) that the distribution is not being used by Original Hillenbrand as a means, referred to as a “device” under Section 355, to distribute earnings and profits of Original Hillenbrand to the shareholders of Original Hillenbrand, and (iii) that the distribution is not part of a plan or arrangement under Section 355(e) to allow for the acquisition by persons (other than the shareholders of Original Hillenbrand who will be receiving shares of New Hillenbrand common stock in the distribution) of 50% or more of the stock of either Original Hillenbrand or New Hillenbrand within two years after the date of the distribution. The opinion of counsel also will be based upon certain assumptions and representations by Original Hillenbrand as to factual matters.

Notwithstanding receipt by Original Hillenbrand of the IRS ruling and the opinion of counsel, in the event there was a material misstatement or omission in the representations or assumptions made in the letter ruling request, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, our initial public shareholders and Hill-Rom Holdings could be subject to significant U.S. federal income tax liability. In general, Hill-Rom Holdings would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value and our initial public shareholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. In addition, even if the distribution were to otherwise qualify under Section 355 of the Code, it may be taxable to Hill-Rom Holdings (but not to shareholders) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest in Hill-Rom Holdings or us. For this purpose, any acquisitions of Original Hillenbrand/Hill-Rom Holdings stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or Hill-Rom Holdings may be able to rebut that presumption.

In connection with the distribution, we and Original Hillenbrand will enter into a tax sharing agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax sharing agreement, in the event the distribution were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure was not the result of actions taken after the distribution by Hill-Rom Holdings or us, we and Hill-Rom Holdings would share the responsibility for any taxes imposed on Hill-Rom Holdings as a result thereof. We will be responsible for taxes based on a fraction, the numerator of which shall be the price of our stock based on the five trading days after the distribution date and the denominator of which is the sum of the price of our stock and the price of Hill-Rom Holdings stock on the five trading days following the distribution. If such failure was the result of actions taken after the distribution by Hill-Rom Holdings or us, the party responsible for such failure would be responsible for all taxes imposed on Hill-Rom Holdings to the extent that such taxes result from such actions. For a more detailed discussion, see the section entitled “Arrangements between Original Hillenbrand and New Hillenbrand — Tax Sharing Agreement.” Our indemnification obligations to Hill-Rom Holdings and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify Hill-Rom Holdings and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

U.S. Treasury regulations require each shareholder that receives stock in a spin-off, such as the distribution, to attach to the shareholder’s U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin-off. Shortly after the distribution, Hill-Rom Holdings will provide shareholders who receive New Hillenbrand shares in the distribution with the information necessary to comply with that requirement.

THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH ORIGINAL HILLENBRAND SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

AS REQUIRED BY U.S. TREASURY REGULATIONS, YOU SHOULD BE AWARE THAT THIS COMMUNICATION IS NOT INTENDED OR WRITTEN BY THE SENDER TO BE USED, AND IT CANNOT BE USED, BY ANY RECIPIENT FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE RECIPIENT UNDER U.S. FEDERAL TAX LAWS. THE ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS INFORMATION STATEMENT. ANY RECIPIENT SHOULD SEEK ADVICE BASED ON THE RECIPIENT’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Market for Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing on the NYSE of our common stock. Original Hillenbrand’s common stock will continue to trade on the New York Stock Exchange; however, in connection with Original Hillenbrand’s name change to Hill-Rom Holdings, Inc., Original Hillenbrand intends to change its trading symbol from “HB” to “HRC.” We expect that this change in trading symbol will take effect on the first trading day following the distribution date. We have applied to have our common stock listed on the New York Stock Exchange under the symbol “HI.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be two markets in Original Hillenbrand common stock: a “regular-way” market and an “ex-distribution” market. Shares of Original Hillenbrand common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Original Hillenbrand common stock in the “regular-way” market on or before the distribution date, you will be selling your right to receive shares of New Hillenbrand common stock in the distribution. If you own shares of Original Hillenbrand common stock at the close of business on the record date and sell those shares on the “ex-distribution” market on or before the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Original Hillenbrand common stock on the record date.

Further, beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to Original Hillenbrand shareholders on the distribution date. If you owned shares of Original Hillenbrand common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without trading the shares of Original Hillenbrand common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will occur after the close of business on          , 2008, the distribution date, provided that the following conditions, among others, shall have been satisfied or, if permissible under the distribution agreement, waived by Original Hillenbrand:

•	our registration statement on Form 10, of which this information statement is a part, shall have become effective under the Securities Exchange Act of 1934, as amended;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	any government approvals and other material consents necessary to consummate the distribution shall have been received and be in full force and effect; and

•	no order, injunction, decree or regulation issued by any governmental authority or other legal restraint or prohibition preventing consummation of the distribution shall be in effect, and no other event outside the control of Original Hillenbrand shall have occurred or failed to occur that prevents the consummation of the distribution.

The fulfillment of the foregoing conditions does not create any obligation on Original Hillenbrand’s part to effect the distribution, and the Original Hillenbrand Board of Directors has reserved the right, in its sole discretion, to waive any or all of the above conditions, and to amend, modify or abandon the distribution and related transactions at any time prior to the time distribution occurs. Original Hillenbrand has the right not to complete the distribution if, at any time, the Original Hillenbrand Board of Directors determines, in its sole discretion, that the distribution is not in the best interests of Original Hillenbrand or its shareholders or that market conditions or other circumstances are such that it is not advisable to separate the funeral service business from Original Hillenbrand.

Background of and Reasons for the Separation

Following the appointment of Peter H. Soderberg as President and Chief Executive Officer of Original Hillenbrand in March 2006, Original Hillenbrand embarked on a thorough strategic assessment and planning process for both its medical technology business and its funeral service business in order to develop a plan to enhance long-term shareholder value. This process included a consideration of the appropriate enterprise and capital structures to align these elements with and support the strategic plan. The Board of Directors evaluated, with the input of its financial advisors, a range of enterprise and capital structure alternatives for Original Hillenbrand. These alternatives included the continuation of Original Hillenbrand’s current operating structure, the sale of one or both of its business units, returning cash to shareholders through an increase in balance sheet leverage and the spin-off of or split off of one of its business units. Following this assessment and evaluation, in October 2006, Original Hillenbrand announced new three-year strategic plans for both business units, and the Board of Directors concluded that separating the two business units into two publicly traded companies merited further, more detailed consideration as a means to position the two operating units to achieve their strategic goals.

From October 2006 to May 2007, the Original Hillenbrand Board of Directors, with input from its advisors, considered the merits and mechanics of a separation of the medical technology and funeral service business units, including whether the achievement of the strategic plans for the business units would be aided by a separation of the business units. This review culminated in the Board’s May 7, 2007 approval in principle of a plan to separate Original Hillenbrand’s funeral service and medical technology businesses. Among the factors the Board considered were:

•	the effects of various legal and potential litigation related considerations on the merits or mechanisms of a separation;

•	the capital structure of each of the separated companies and their post separation ability to execute and fund at acceptable debt rating levels their respective dividend obligations and growth strategies on a sustained basis and provide reasonable flexibility to insulate against fluctuations in operating results and other unanticipated events;

•	detailed implementation plans to separate the businesses, potential risks and mitigation plans and an assessment of management’s ability to execute a separation without losing the momentum of one or both of the businesses against their respective strategic plans;

•	valuation and market considerations relating to the timing of a separation;

•	whether a separation of the businesses would better facilitate desired cultural and other changes at each business unit;

•	whether, based on consideration of growth trajectories, synergies, divergent industries, cultures, processes and practices, ability to execute a true conglomerate strategy and other factors, it made sense to keep the business units together;

•	whether investor confusion has resulted from a consolidated structure and any related impact on the valuation of the businesses;

•	whether a separation of the businesses would better facilitate attraction, motivation and retention of talent at each company;

•	the performance of other companies that have been spun off;

•	the valuation of the sum of the businesses on a separated basis versus together over time;

•	the ability of separated focused businesses to use equity to support cultural and business development objectives;

•	various tax efficient means by which the separation could be accomplished; and

•	one time transactional costs to implement the separation and ongoing post separation incremental costs associated with operating two separate public companies and the return on investment associated with incurring these costs.

The Board also considered the risks described under “Risk Factors — Risks Relating to the Separation.”

Based upon this detailed review, including consideration of both the positive and negative aspects of the foregoing factors, the Original Hillenbrand Board of Directors concluded that there was a strong business case to support the separation of the two operating companies. Original Hillenbrand believes that the separation of the funeral service business is the best way to unlock the full value of Original Hillenbrand’s businesses and will provide each of Hill-Rom Holdings and us with certain opportunities and benefits. The following are some of the opportunities and benefits that the Original Hillenbrand Board of Directors considered, among others, in approving the separation:

•	Allows us and Hill-Rom Holdings to focus on our respective industries. The Original Hillenbrand Board of Directors believes that the separation will allow Hill-Rom Holdings and New Hillenbrand to maintain a sharper focus on their respective core business and growth opportunities, which will allow each separated company to respond more nimbly to the industry in which it operates. The separation will allow the management of each company to design and implement corporate policies and strategies that are based primarily on the business characteristics and industry conditions applicable to that company and to concentrate its financial resources wholly on its own operations.

•	Provides direct access to capital. Each company will have a capital structure adequate to meet its needs. After the separation, each company’s capital structure is expected to better facilitate acquisitions (including, possibly, acquisitions using its common stock as currency), joint ventures, partnerships and internal expansion, which are important for us to grow our business. Original Hillenbrand believes that this should provide us with the ability to finance acquisitions with equity in a manner that preserves capital with less dilution of our shareholders’ interests than would occur by issuing pre-distribution Original Hillenbrand common stock. Original Hillenbrand believes that our stock should be an attractive acquisition currency to potential sellers of businesses complementary to our business.

•	Creates more effective management incentives and improves ability to attract and retain talent. The separation will permit the use of equity-based incentives, such as options and restricted stock units, for each of the companies with a value that is expected to reflect more closely the efforts and performance of each company’s management. Such securities should enable each company to provide incentive compensation arrangements for its key employees that are directly related to the market performance of each company’s common stock, and Original Hillenbrand believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

•	Enables investors to invest directly in our business. Separating the funeral service business from the medical technology business of Original Hillenbrand is expected to reduce the complexities surrounding investor and research analyst understanding and will provide investors with the opportunity to invest individually in each of the separated companies. The Original Hillenbrand Board of Directors believes that many investors prefer to invest in companies with common competencies or industry focus, and therefore the aggregate demand for each of the separated companies’ shares by such investors may be greater than the current demand for Original Hillenbrand’s shares. Although there can be no assurances, Original Hillenbrand believes that over time following the separation, the common stock of Hill-Rom Holdings and New Hillenbrand should have a higher aggregate market value than if Original Hillenbrand were to remain under its current configuration, assuming the same market conditions and the realization of the expected benefits of the separation.

Neither we nor Original Hillenbrand can assure you that, following the separation, any of these benefits will be realized to the extent anticipated or at all.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the Original Hillenbrand Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Original Hillenbrand Board of Directors likely may have given different weights to different factors.

With regard to the allocation of assets, employees, liabilities and rights and related indemnifications between Original Hillenbrand and New Hillenbrand in the distribution, in general, assets, employees, liabilities and rights associated with the medical technology business will be retained by Original Hillenbrand and those associated with the funeral service business will be retained by New Hillenbrand. Certain investments, assets, liabilities and related obligations currently held by Original Hillenbrand at the parent company level will be transferred to New Hillenbrand prior to the distribution. These items are unrelated to the medical technology and funeral services businesses, and it was determined that they should be transferred to New Hillenbrand for tax purposes, including supporting that the distribution will qualify as tax free, and to provide each company with the desired capital structure upon completion of the distribution. Additionally, certain assets used by both businesses, including certain aircraft and corporate conference facilities, will be jointly owned by Original Hillenbrand and New Hillenbrand.

With regard to the allocation of potential liability under antitrust litigation matters as provided in the judgment sharing agreement that we will enter into with Original Hillenbrand (see “Arrangements between Original Hillenbrand and New Hillenbrand — Judgment Sharing Agreement”), the Board of Directors of Original Hillenbrand, based on the recommendation of the management teams of Original Hillenbrand and New Hillenbrand, adopted a symmetrical approach under which each company will be responsible for any potential liability in an amount up to its “maximum funding proceeds” (as defined in the judgment sharing agreement). Both we and Original Hillenbrand are defendants in the antitrust litigation, but because the litigation relates to alleged conduct of the funeral service business and not the medical technology business, the judgment sharing agreement provides that we are initially responsible for any potential liability up to the amount of our “maximum funding proceeds” (less a set aside for required operating cash) before Original Hillenbrand is responsible for any portion of such liability.

Separation Costs

Original Hillenbrand expects to incur pre-tax separation costs of approximately $40 million to $45 million, of which a portion is being allocated to us. A majority of these separation costs are expected to be paid in cash, with a portion being non-deductible for income tax purposes. In addition to these separation costs, Original Hillenbrand and New Hillenbrand expect to incur an incremental combined charge related to the modification or acceleration of equity-based awards, subject to final approval by the Original Hillenbrand Board of Directors, in the range of $16 million to $19 million, with $7 million to $8 million attributable to New Hillenbrand. The estimates are dependent upon the fair value of our common stock and could change depending on actual fair value at the time of modification. For additional information on the proposed modification or acceleration of equity-based awards, see the section entitled “Executive Compensation — Compensation Discussion and Analysis — Equitable Adjustments to Outstanding Equity-Based Awards.”

Interests of Certain Persons in the Separation

Except as set forth below, none of our directors or executive officers will receive any benefits or remuneration not received by shareholders in connection with the separation and distribution.

Under a supplemental benefits agreement entered into in March 2006 between Original Hillenbrand and Kenneth A. Camp, our President and Chief Executive Officer, Mr. Camp will be credited with additional service under a Supplemental Executive Retirement Plan as a result of the distribution. The present value of the benefit associated with the additional service with which Mr. Camp will be credited was $546,628 as of September 30, 2007, calculated on the same basis and using the same assumptions as the present value of accumulated benefits shown in the Pension Benefits at September 30, 2007 table under “Executive Compensation — Compensation of Named Executive Officers.” For a description of this agreement, see “Executive Compensation — Compensation Discussion and Analysis — Elements of Executive Compensation — Retirement, Change in Control Agreements and Severance — Supplemental Executive Retirement Plan.”

In connection with the distribution, we expect that, subject to approval by the Original Hillenbrand Board of Directors, equitable adjustments will be made to outstanding stock option and deferred stock share awards that currently relate to Original Hillenbrand common stock, including stock option and deferred stock share awards held by our directors and executive officers, to the extent necessary to maintain the equivalent value of such awards upon the distribution. Specifically, outstanding options to purchase Original Hillenbrand common stock held by our executive officers and directors (other than directors who will serve as directors of both Original Hillenbrand and New Hillenbrand) will be replaced with options to purchase New Hillenbrand common stock, with the number of shares issuable on exercise and the exercise price being adjusted so that the New Hillenbrand stock options have the same value as the replaced Original Hillenbrand stock options, based on the market prices of Original Hillenbrand common stock and New Hillenbrand common stock on the date of the distribution. Original Hillenbrand stock options held by former directors of Original Hillenbrand and by our directors who will serve as directors of both Original Hillenbrand and New Hillenbrand will be adjusted such that these directors will hold options to purchase the same number of shares of both Original Hillenbrand common stock and New Hillenbrand common stock, with the current exercise price being allocated between the Original Hillenbrand stock options and the New Hillenbrand stock options proportionally based on the market prices of Original Hillenbrand common stock and New Hillenbrand common stock on the date of the distribution.

Deferred stock shares of Original Hillenbrand held by our executive officers and directors (other than those held by directors who will serve as directors of both Original Hillenbrand and New Hillenbrand and those with respect to which an election has been made to defer payment) will be replaced by a number of deferred stock shares or unrestricted shares of common stock of New Hillenbrand such that the New Hillenbrand deferred stock shares or shares of common stock will have the same value as the replaced Original Hillenbrand deferred stock shares, based on the market prices of Original Hillenbrand common stock and New Hillenbrand common stock on the date of the distribution. All Original Hillenbrand deferred stock shares granted prior to December 2007 (other than performance based deferred stock shares) and held by persons who will be our employees following the distribution, including our executive officers, will vest in their entirety by their terms upon completion of the distribution and be replaced by unrestricted shares of New Hillenbrand common stock. Deferred stock shares of Original Hillenbrand (1) held by former directors of Original Hillenbrand and by our directors who will be directors of both Original Hillenbrand and New Hillenbrand and (2) with respect to which an election has been made to defer payment will be adjusted such that these directors and other holders will hold the same number of deferred stock shares in each of Original Hillenbrand and New Hillenbrand. Certain performance based deferred stock awards currently held by Mr. Camp will be replaced with performance based deferred stock awards of New Hillenbrand, with an adjustment in the number of shares subject to the awards intended to preserve the same value as the replaced Original Hillenbrand awards, based on the market prices of Original Hillenbrand common stock and New Hillenbrand common stock on the date of the distribution.

The following table sets forth, for each of our Named Executive Officers and directors and for our executive officers and directors as a group:

•	the number of Original Hillenbrand deferred stock shares held by such person or group that will vest upon completion of the distribution and be replaced with unrestricted shares of New Hillenbrand common stock;

•	the value, based on the market price of Original Hillenbrand common stock on February 25, 2008, of the Original Hillenbrand deferred stock shares held by such person or group that will vest upon completion of the distribution;

•	the number of Original Hillenbrand stock options held by such person or group that will be replaced by New Hillenbrand stock options; and

•	the number of Original Hillenbrand deferred stock shares held by such person or group that will be replaced by New Hillenbrand deferred stock shares.

	Number of	Value of		Number of
	Vesting Deferred	Vesting Deferred	Number of Replaced	Replaced Deferred
	Stock Shares(1)	Stock Shares(2)	Stock Options(3)	Stock Shares(4)

Kenneth A. Camp	27,305	$1,477,749	188,500	11,742
John R. Zerkle . .	4,010	$217,022	15,866	2,022
Michael L. DiBease	5,379	$291,121	93,000	1,011
Douglas I. Kunkel	7,131	$385,949	28,566	3,032
Ray J. Hillenbrand	0	—	0	13,248
W August Hillenbrand	0	—	132,000	8,991
Eduardo R. Menascé	0	—	0	7,465
All executive officers and directors as a group (10 persons)	49,307	$2,668,511	502,592	53,416

(1)	Represents the number of outstanding Original Hillenbrand deferred stock shares that will vest upon completion of the distribution and be replaced by unrestricted shares of New Hillenbrand common stock. The number of shares of New Hillenbrand common stock to be issued in replacement of these Original Hillenbrand deferred stock shares will be determined such that the shares of New Hillenbrand common stock will have the same value as the replaced Original Hillenbrand deferred stock shares based on the market prices of Original Hillenbrand common stock and New Hillenbrand common stock on the date of the distribution.

(2)	Represents the dollar value of the Original Hillenbrand deferred stock shares that will vest upon completion of the distribution and be replaced by unrestricted shares of New Hillenbrand common stock based on the closing price of Original Hillenbrand common stock on the New York Stock Exchange on February 25, 2008, which was $54.12.

(3)	Represents the number of shares of Original Hillenbrand common stock underlying outstanding options to purchase Original Hillenbrand common stock that will be replaced by options to purchase shares of New Hillenbrand common stock in connection with the distribution. The number of shares of New Hillenbrand common stock issuable upon exercise of such replacement options and the exercise price will be determined such that the New Hillenbrand stock options will have the same value as the replaced Original Hillenbrand stock options based on the market prices of Original Hillenbrand common stock and New Hillenbrand common stock on the date of the distribution. The New Hillenbrand stock options will have the same terms as to vesting as the replaced Original Hillenbrand stock options.

(4)	Represents the number of outstanding deferred stock shares of Original Hillenbrand that will be replaced by deferred stock shares of New Hillenbrand in connection with the distribution. Except for the deferred stock shares held by W August Hillenbrand and Eduardo R. Menascé, the number of deferred stock shares of New Hillenbrand will be determined such that the New Hillenbrand deferred stock shares will have the same value as the replaced Original Hillenbrand deferred stock shares based on the market prices of Original Hillenbrand common stock and New Hillenbrand common stock on the date of the distribution. The New Hillenbrand deferred stock shares will have the same terms as to vesting as the replaced Original Hillenbrand deferred stock shares. For Mr. Camp, the number shown includes 7,700 performance based deferred stock shares. For W August Hillenbrand and Eduardo R. Menascé, who will be directors of both New Hillenbrand and Original Hillenbrand following the distribution, the deferred stock shares will be adjusted so that these directors will hold the same number of deferred stock shares in each of Original Hillenbrand and New Hillenbrand.

In connection with the modification or acceleration of outstanding Original Hillenbrand equity-based awards, Original Hillenbrand and New Hillenbrand expect to incur incremental combined charges in the range of $16 million to $19 million, with $7 million to $8 million attributable to New Hillenbrand. The estimates are dependent upon the fair value of our common stock and could change depending on the actual fair value at the time of modification.

In addition to the modification of outstanding Original Hillenbrand equity-based awards described above, immediately following the distribution we expect to grant new equity-based awards to Mr. Camp in recognition of his increased responsibilities as chief executive officer of a stand-alone, publicly traded company. These awards will comprise stock options with a value of $1.3 million on the date of the grant and deferred stock shares with a value of $154,000 on the date of the grant. The number of stock options, exercise price of the stock options and number of deferred stock shares will be determined at the time of the grant based on the market price of our common stock and, in the case of the stock options, the fair market value of the stock options on the date of the grant. The stock options will vest in one-third increments on the first, second and third anniversaries of the date of grant. The deferred stock shares will vest 20%, 25%, 25% and 30%, respectively, on the second, third, fourth and fifth anniversaries of the date of grant.

For information regarding outstanding Original Hillenbrand equity-based awards held by our named executive officers and directors, see “Executive Compensation — Compensation of Named Executive Officers — Outstanding Equity Awards of September 30, 2007” and “Security Ownership of Certain Beneficial Owners and Management.” For additional information regarding the expected treatment of outstanding Original Hillenbrand equity-based awards in the distribution, see “Executive Compensation — Compensation Discussion and Analysis — Equitable Adjustments to Outstanding Equity-Based Awards.”

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Original Hillenbrand shareholders who are entitled to receive shares of our common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of Original Hillenbrand. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Original Hillenbrand nor we undertake any obligation to update such information.

ARRANGEMENTS BETWEEN ORIGINAL HILLENBRAND AND NEW HILLENBRAND

Prior to the distribution, we will enter into the distribution agreement as well as a number of other agreements with Original Hillenbrand for the purpose of accomplishing the separation from Original Hillenbrand of our business described in this information statement, which we sometimes refer to as the separation, and the distribution of our common stock to Original Hillenbrand shareholders. These agreements will govern the relationship between Hill-Rom Holdings and us subsequent to the distribution and provide for the allocation of the assets, employees, investments and property of Original Hillenbrand as well as of investments, property and employee benefits, tax and other liabilities and obligations attributable to periods prior to the distribution. In addition to the distribution agreement, these agreements include:

•	judgment sharing agreement;

•	employee matters agreement;

•	tax sharing agreement;

•	shared services agreements; and

•	transitional services agreements.

In addition, we will enter into leases and subleases with Original Hillenbrand for locations that we will share after the distribution. Subleases for space in commercially leased locations will have varying terms generally matching the terms of the underlying leases, which we expect to approximate fair market value. Also, we will enter into agreements providing for the joint ownership by Hill-Rom Holdings and us of certain assets, including certain aircraft and corporate conference facilities used by both companies. We also expect to enter into a limited, mutual right of first offer or right of first refusal agreement with Original Hillenbrand with respect to various real estate and improvements thereon owned by us or Original Hillenbrand in the Batesville, Indiana area.

The distribution agreement, judgment sharing agreement, employee matters agreement and tax sharing agreement have each been filed as exhibits to the registration statement of which this information statement is a part, and the summary of each of these agreements sets forth those terms we believe to be material. These summaries are qualified in their entirety by reference to the full text of the agreements.

Distribution Agreement

The distribution agreement will set forth the agreements between Original Hillenbrand and us with respect to the principal corporate transactions required to effect the separation and the distribution of our shares to Original Hillenbrand shareholders, the allocation of certain corporate assets and liabilities of Original Hillenbrand and us, and other agreements governing the relationship between Original Hillenbrand and us.

The Distribution

The distribution agreement will provide that, subject to the terms and conditions contained in the agreement, Original Hillenbrand will effect the distribution after the close of business on the distribution date, which we expect will be  , 2008. Nevertheless, Original Hillenbrand has reserved the sole and absolute discretion to determine whether to proceed with the distribution, the timing of the distribution and to alter any and all terms of the distribution until it has been completed. In addition, the distribution is subject to the satisfaction or waiver by Original Hillenbrand, in its sole discretion, of a number of conditions. See “The Separation — Conditions to the Distribution.”

Releases and Indemnification

The distribution agreement will provide that New Hillenbrand and its subsidiaries will release and discharge Original Hillenbrand and its subsidiaries from all liabilities to New Hillenbrand and its subsidiaries of any sort, including in connection with the transactions contemplated by the distribution agreement, except as expressly set forth in the agreement. Original Hillenbrand and its subsidiaries (other than New Hillenbrand and its subsidiaries) will release and discharge New Hillenbrand and its subsidiaries from all liabilities to Original Hillenbrand and its subsidiaries of any sort, including in connection with the transactions contemplated by the distribution agreement, except as expressly set forth in the agreement. The releases will not release any party from, among other matters, liabilities assumed by or allocated to the party pursuant to the distribution agreement or the other agreements entered into in connection with the separation or from the indemnification and contribution obligations under the distribution agreement or such other agreements.

Except as otherwise provided in the distribution agreement, we will agree to indemnify, defend and hold harmless Original Hillenbrand and each of its subsidiaries, other than us, from and against all losses relating to, arising out of or resulting from:

•	any liabilities relating to us or our business or assumed by us pursuant to the distribution agreement, including the failure of us or any of our subsidiaries to pay, perform or otherwise promptly discharge any such liabilities in accordance with their respective terms;

•	any breach by us or any of our subsidiaries of the distribution agreement or any of the other agreements;

•	certain specified claims, other than the claims covered by the judgment sharing agreement discussed below under “— Judgment Sharing Agreement”; and

•	any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in this information statement or the registration statement of which it is a part (except for any information provided to us by Original Hillenbrand for inclusion therein) or in any information provided by us to Original Hillenbrand specifically for use in SEC filings made by Original Hillenbrand after the distribution date.

Except as otherwise provided in the distribution agreement, Original Hillenbrand will agree to indemnify, defend and hold harmless New Hillenbrand and its subsidiaries from and against all liabilities relating to, arising out of or resulting from:

•	any liabilities relating to Original Hillenbrand or its business, including the failure of Original Hillenbrand or any of its subsidiaries, other than us, to pay, perform or otherwise promptly discharge any such liabilities in accordance with their respective terms;

•	any breach by Original Hillenbrand or any of its subsidiaries, other than us, of the distribution agreement or any of the other agreements;

•	certain specified claims, other than the claims covered by the judgment sharing agreement discussed below under “— Judgment Sharing Agreement”; and

•	any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading in any information provided by Original Hillenbrand to us specifically for inclusion in this information statement or the registration statement of which it is a part or in any information provided by Original Hillenbrand to us specifically for use in SEC filings made by us after the distribution date.

The distribution agreement also will establish procedures with respect to claims subject to indemnification and related matters.

Restrictive Covenants

In order to preserve the credit capacity of each of New Hillenbrand and Original Hillenbrand to perform its obligations under the judgment sharing agreement described below under “— Judgment Sharing Agreement,” the distribution agreement will impose certain restrictive covenants on New Hillenbrand and Original Hillenbrand.

Specifically, the distribution agreement will provide that, until the occurrence of an Agreed Termination Event (as described below), New Hillenbrand and its subsidiaries will not:

•	incur indebtedness to finance the payment of any extraordinary cash dividend on its outstanding capital stock or the repurchase of any outstanding shares of its capital stock;

•	in the case of New Hillenbrand, declare and pay regular quarterly cash dividends on the shares of New Hillenbrand common stock in excess of the $0.1825 per share quarterly dividend that we initially expect to pay following the distribution;

•	make any acquisition outside its core area of business, defined to mean the manufacture or sale of funeral service products or any of New Hillenbrand’s existing business lines or any other basic manufacturing or distribution business where it is reasonable to assume that New Hillenbrand’s core competencies could add enterprise value;

•	incur indebtedness in excess of $100 million to finance any acquisition in its core area of business without the receipt of an opinion from a qualified investment banker that the transaction is fair to New Hillenbrand’s shareholders from a financial point of view; or

•	incur indebtedness to make an acquisition in its core area of business that either (1) causes New Hillenbrand’s ratio, calculated as provided in the distribution agreement, of Pro Forma Consolidated Total Debt to Consolidated EBITDA (each as defined in the distribution agreement) to exceed a specified threshold that will be set to equate initially to approximately a $100 million limitation on incurrence of indebtedness or (2) causes New Hillenbrand’s credit rating by either Standard & Poor’s Ratings Services or Moody’s Investor Services to fall more than one category below its initial rating after giving effect to the distribution.

As used in the distribution agreement, “Agreed Termination Event” means the first to occur of (1) the full and complete satisfaction of a trial court judgment in the last pending antitrust litigation matter described under “Business and Properties — Legal Proceedings — Antitrust Litigation” (including any similar future litigation matter that is asserted against both us and Original Hillenbrand prior to the completion of the distribution and any other matter that is consolidated with any such existing or future matter) or the suspension of the execution of such judgment by the posting of a supersede as bond or (2) the settlement or voluntary dismissal of such last pending matter as to us and Original Hillenbrand. These restrictive covenants will terminate in the event that either Original Hillenbrand’s or New Hillenbrand’s funding obligations under the judgment sharing agreement terminate in accordance with the terms of that agreement. The distribution agreement will impose similar restrictions on Original Hillenbrand and its subsidiaries, except that the definition of core business will be appropriate for Original Hillenbrand and the debt to EBITDA ratio described in the last bullet point will be set to equate initially to a higher limitation on incurrence of indebtedness.

Dispute Resolution

The distribution agreement will contain provisions that govern, except as otherwise provided in any other agreement, the resolution of disputes, controversies or claims that may arise between us and Original Hillenbrand related to the separation or distribution. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Original Hillenbrand. If such efforts are not successful, either we or Original Hillenbrand may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the agreement.

Insurance

The distribution agreement will provide for the allocation among the parties of benefits under existing insurance policies for occurrences prior to the separation and sets forth procedures for the administration of insured claims. In addition, the agreement will allocate among the parties the right to proceeds and the obligation to incur deductibles under certain insurance policies.

Further Assurances

In addition to the actions specifically provided for in the distribution agreement, except as otherwise set forth therein or in any other agreement, both we and Original Hillenbrand agree to use commercially reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the distribution agreement and the other agreements.

Judgment Sharing Agreement

Because we, Original Hillenbrand and the other co-defendants in the antitrust litigation matters described under “Business and Properties — Legal Proceedings — Antitrust Litigation” are jointly and severally liable for any damages assessed at trial with no statutory contribution rights among the defendants, we and Original Hillenbrand will enter into a judgment sharing agreement to allocate any potential liability under these cases, any similar case brought against both us and Original Hillenbrand prior to the completion of the distribution and any other case that is consolidated with any such existing or future case.

Under the judgment sharing agreement, the aggregate amount that we and Original Hillenbrand will be required to pay or post in cash (1) to satisfy in its entirety any claim (including upon settlement) once the action has been finally judicially determined or (2) to post a bond, in the event we or Original Hillenbrand elect to do so, to stay the execution of any adverse judgment pending its final determination, will be funded in the following order of priority:

•	First, we will be required to contribute an amount equal to:

•	the maximum amount of cash and cash proceeds that we have on hand or are able to raise using our best efforts, without any obligation to sell assets other than cash equivalents and subject to limitations on the amount of equity securities we are required to issue and the ability to retain cash sufficient to operate our business in the normal course, which we refer to as “maximum funding proceeds”, minus

•	$50 million or, if the amount of cash retained to operate the business exceeds $50 million, the difference between $50 million and the amount of such cash;

•	Second, Original Hillenbrand and its subsidiaries will be required to contribute their maximum funding proceeds; and

•	Third, we will be required to contribute the remainder of our maximum funding proceeds.

Neither we nor Original Hillenbrand will be required to raise or provide funds if the total amount of funds available to both us and Original Hillenbrand would not be sufficient to cover a judgment or settlement amount or the cost of the appeal bond. The funding obligations of each company also are subject to a limitation relating to that company’s continued solvency.

The judgment sharing agreement will provide that if the foregoing allocation is held to be unenforceable, we and Original Hillenbrand will be required to contribute to satisfy any funding obligation based upon a mutually satisfactory agreement as to our and Original Hillenbrand’s relative culpability (if any) or, failing such an agreement, pursuant to arbitration under the arbitration provisions contained in the judgment sharing agreement.

The judgment sharing agreement will provide that we are responsible for bearing all fees and costs incurred in the defense of the antitrust litigation matters on behalf of ourselves and Original Hillenbrand. The distribution agreement contains provisions governing the joint defense of the antitrust litigation and other claims.

In the event that we or Original Hillenbrand is dismissed as a defendant in the antitrust litigation matters (except where the dismissal results from a settlement agreement other than a settlement not including both us and Original Hillenbrand) or is found upon conclusion of trial not to be liable for payment of any damages to the plaintiffs, any funding obligations under the judgment sharing agreement of the party so dismissed or found not liable will terminate once such dismissal or finding of no liability is finally judicially determined.

Employee Matters Agreement

We will enter into an employee matters agreement with Original Hillenbrand prior to the distribution that will govern our compensation and employee benefit obligations with respect to our directors and our current and former employees, along with the assumption of liabilities for certain former Original Hillenbrand directors and employees and former employees of other non-medical technology businesses. The employee matters agreement will allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the distribution including, without limitation, the treatment of outstanding Original Hillenbrand equity-based awards, certain outstanding annual and long-term incentive awards, existing deferred compensation obligations and certain retirement, post-retirement and welfare benefit obligations. In connection with the distribution, we initially expect to adopt, for the benefit of our employees and directors, a variety of compensation and employee benefits plans that are generally comparable in the aggregate to those provided by Original Hillenbrand immediately prior to the distribution. Once we establish our own compensation and benefits plans, we reserve the right to amend, modify or terminate each such plan in accordance with the terms of that plan. With certain possible exceptions, the employee matters agreement will provide that as of the close of the distribution, our employees and directors will generally cease to be active participants in, and we will generally cease to be a participating employer in, the benefit plans and programs maintained by Original Hillenbrand. As of such time, our employees and directors will generally become eligible to participate in all of our applicable plans. In general, we will credit each of our employees with his or her service with Original Hillenbrand prior to the distribution for all purposes under plans maintained by us, to the extent the corresponding Original Hillenbrand plans give credit for such service and such crediting does not result in a duplication of benefits.

The employee matters agreement will provide that as of the distribution date, except as specifically provided therein, we generally will assume, retain and be liable for all wages, salaries, welfare, incentive compensation and employee-related obligations and liabilities for our directors and all current and former employees of our business, along with those for certain former Original Hillenbrand directors and corporate employees and former employees of other non-medical technology businesses. The distribution agreement provides that if neither we nor Original Hillenbrand is entitled to receive a full deduction for state and federal income tax purposes for any liabilities discharged by us with respect to these Original Hillenbrand directors and former employees, we will reassign those liabilities back to Original Hillenbrand and pay Original Hillenbrand an amount equal to the then carrying value of these liabilities on our books and records, net of taxes at an assumed tax rate of 36.25%, subject to adjustment at the time of such reassignment in the event of future changes in the federal income tax rate. Additionally, we and Original Hillenbrand will agree that with the assumption of liabilities for these Original Hillenbrand directors and former employees, we are entitled to the tax benefit from the satisfaction of such liabilities, and if it is determined that we are not entitled to this tax benefit, Original Hillenbrand will reimburse us for the tax benefit. This tax benefit will be determined based on the cash benefit to us as if such deduction were taken and allowed on our filed tax returns, including any amended tax returns.

The employee matters agreement will also provide for the transfer of assets and liabilities relating to the pre-distribution participation of employees and directors for which we have assumed responsibility in various Original Hillenbrand retirement, postretirement, welfare, incentive compensation and employee benefit plans from such plans to the applicable plans we adopt for the benefit of our employees and directors. The employee matters agreement will provide that we and Original Hillenbrand may arrange with current service providers with respect to Original Hillenbrand’s employee benefit plans to continue such services on a shared basis for a period of time following the distribution and that we will reimburse Original Hillenbrand for our share of the cost of such shared services.

Tax Sharing Agreement

In conjunction with our separation from Original Hillenbrand, we will enter into a tax sharing agreement with Original Hillenbrand that generally will govern Original Hillenbrand’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes, including ordinary course of business taxes and the preparation and filing of tax returns and the handling of tax audits. Included in the taxes to be addressed will be taxes, if any, incurred as a result of any failure of the distribution to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code (including as a result of

Section 355(e) of the Code). Under the tax sharing agreement, we expect that, with certain exceptions, we generally will be responsible for the payment of all income and non-income taxes attributable to our operations, and the operations of our direct and indirect subsidiaries, whether or not such tax liability is reflected on a consolidated or combined tax return filed by Original Hillenbrand. Other than the reimbursement or sharing of external and internal costs incurred as a result of and related to tax audits, no fees will be paid by either party to the other party under the tax sharing agreement.

Notwithstanding the foregoing, we expect that, under the tax sharing agreement, we also generally will be responsible for any taxes imposed on Original Hillenbrand that arise from the failure of the distribution to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code, to the extent that such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the tax sharing agreement. In addition, we generally will be responsible for a portion of any taxes that arise from the failure of the distribution to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code, if such failure is for any reason for which neither we nor Original Hillenbrand is responsible. We will be responsible for taxes based on a fraction, the numerator of which shall be the price of our stock based on the five trading days after the distribution date and the denominator of which is the sum of the price of our stock and the price of Hill-Rom Holdings stock on the five trading days following the distribution. The tax sharing agreement also is expected to impose restrictions on our and Original Hillenbrand’s ability to engage in certain actions following our separation from Original Hillenbrand and to set forth the respective obligations among us and Original Hillenbrand with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Shared Services and Transitional Services Agreements

We will enter into shared services agreements and transitional services agreements with Original Hillenbrand in connection with the separation. The shared services agreements will address services that may be provided for an extended period of time, while the transitional services agreements will cover services that are intended to be provided for a limited period of time while the recipient of the services makes other arrangements for these services.

Under the shared services agreements, we, on the one hand, and Hill-Rom Holdings, on the other hand, will agree to provide certain services to each other following the separation for an initial term of two years, with automatic two-year extensions if commercially viable alternatives for the services are not available, except as noted below. After the initial two-year term, either party may terminate an agreement by notice to the other party, and the recipient of the services must terminate if commercially viable alternatives for the services are available. For purposes of the foregoing, the determination of whether commercially viable alternatives are available is in the discretion of the recipient of the services. These services include aviation services related to the airfield that Hill-Rom Holdings will own and operate and certain aircraft that Hill-Rom Holdings and we will jointly own and operate following the separation, as well as certain ground transportation and fleet maintenance services. In addition, due to the interrelated nature of certain facilities that will be owned by Hill-Rom Holdings and us, we will enter into agreements requiring us and Hill-Rom Holdings to maintain our respective parts of such facilities, including, for example, maintaining fire protection systems for the facilities. In general, the recipient of services will be billed for the services at the fair value of the services, except that we will be billed at cost for aviation services provided to us by Hill-Rom Holdings, and we and Hill-Rom Holdings will be independently responsible for our respective obligations to maintain our portions of the interrelated facilities. Hill-Rom Holdings will continue to provide aviation services related to the airfield to us for as long as we continue to own an interest in certain aircraft. Ground transportation services could continue as long as Hill-Rom Holdings and we continue to jointly own corporate conference facilities used by both companies. Obligations under the agreements relating to the maintenance of interrelated facilities could continue for so long as required for the proper maintenance, operation and use of such facilities or until such interrelated facilities are segregated.

Under the transitional services agreements, Hill-Rom Holdings will provide certain services to us for a specified period following the separation. The services to be provided may include services regarding certain financial reporting and other public company staffing needs, legal services, including labor and employment and litigation support, human resources services, medical services and certain information technology services. We will generally be billed at cost for these services, including information technology services provided through a third party under a contract to which Original Hillenbrand is a party. The transitional services agreements will generally provide that the services will continue for a period of up to two years following the separation, subject to earlier termination by the recipient of the services and to extension if the parties agree.

DIVIDEND POLICY

A goal of the separation is that current Original Hillenbrand shareholders initially receive combined quarterly cash dividends from Hill-Rom Holdings and us equal to the $0.285 per share quarterly dividend currently paid by Original Hillenbrand. Accordingly, following the distribution and beginning with the third quarter of fiscal 2008, we expect initially to pay a quarterly dividend of $0.1825 per share, and Hill-Rom Holdings expects initially to pay a quarterly dividend of $0.1025 per share. The declaration and payment of dividends by us or Hill-Rom Holdings will be subject to the sole discretion of our and Hill-Rom Holdings’ respective boards of directors and will depend upon many factors, including financial condition, earnings, capital requirements, covenants associated with debt obligations, legal requirements and other factors deemed relevant by the respective boards of directors. In addition, our and Original Hillenbrand’s ability to pay dividends will be limited by covenants contained in the distribution agreement. Specifically, until the occurrence of an Agreed Termination Event (as defined in the distribution agreement), we are prohibited from paying regular quarterly cash dividends in excess of the quarterly dividend we initially expect to pay following the distribution and from incurring indebtedness to finance the payment of any extraordinary cash dividend. See “Arrangements between Original Hillenbrand and New Hillenbrand — Distribution Agreement — Restrictive Covenants.” We expect that our new credit facility will permit us to pay dividends on our common stock provided that no event of default under the credit agreement would exist after giving effect to the dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources — Other Liquidity Matters.”

CAPITALIZATION

The following table sets forth our combined capitalization as of December 31, 2007 on a historical and pro forma basis to give effect to the separation and distribution and the transactions related to the separation and distribution. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Combined Financial Statements” and corresponding notes included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical Combined Financial Statements for the separation and distribution and the transactions related to the separation and distribution to derive the pro forma capitalization described below, see “Unaudited Pro Forma Combined Financial Statements.”

	As Reported	Pro Forma(1)
	(In millions)

Long-term debt:
Borrowings under new credit facility	$—	$250.0

Total equity	183.8	259.1

Total capitalization	$183.8	$509.1

(1)	Assumes the separation occurred as of December 31, 2007

The pro forma long-term debt of approximately $250 million reflects borrowings that we intend to make under a new senior unsecured credit facility to be negotiated for New Hillenbrand prior to the separation. The proceeds of these borrowings will be used to make a $250 million cash distribution to Original Hillenbrand immediately prior to the distribution.

We expect that we would have had, on a pro forma basis, approximately 62 million shares of common stock outstanding as of December 31, 2007 based on each holder of Original Hillenbrand common stock receiving a dividend of one share of our common stock for each share of Original Hillenbrand common stock, there being approximately 62 million shares of Original Hillenbrand common stock outstanding on that date, excluding treasury shares and assuming no exercise of outstanding options.

Our ability to issue additional stock is constrained because such an issuance of additional stock may cause the distribution to be taxable to Original Hillenbrand under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Original Hillenbrand against that tax. See “The Separation — U.S. Federal Income Tax Consequences of the Distribution” and “Arrangements between Original Hillenbrand and New Hillenbrand — Tax Sharing Agreement” for a more detailed discussion of Section 355(e) and our tax sharing agreement with Original Hillenbrand.

SELECTED FINANCIAL INFORMATION

The following table sets forth our selected financial information derived from our (i) unaudited Combined Financial Statements as of September 30, 2004 and 2003 and for the year ended September 30, 2003, which are not included in this information statement; (ii) audited Combined Financial Statements as of September 30, 2005 and for the year ended September 30, 2004, which are not included in this information statement; (iii) unaudited Combined Financial Statements as of December 31, 2007 and for the three months ended December 31, 2007 and 2006, which are included elsewhere in this information statement; and (iv) audited Combined Financial Statements as of September 30, 2007 and 2006 and for the years ended September 30, 2007, 2006 and 2005, which are included elsewhere in this information statement.

The historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if we had been an independent company during the periods shown or of our future performance as an independent company.

The selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and the notes thereto included elsewhere in this information statement.

	Three Months Ended December 31,		Fiscal Years Ended September 30,
	2007	2006	2007	2006	2005	2004	2003
	(Unaudited)						(Unaudited)
	(In millions, except per share amounts)

Income Statement Data:
Net revenues	$162.9	$162.2	$667.2	$674.6	$659.4	$640.3	$628.1
Gross profit	66.9	68.8	278.6	282.7	266.5	268.8	266.8
Net income	24.0	26.1	99.5	113.2	102.8	113.8	105.6
Unaudited pro forma basic and diluted net income per share	$0.38	$0.42	$1.60	$1.82	$1.65	$1.83	$1.69

	December 31,	September 30,
	2007	2007	2006	2005	2004	2003
	(Unaudited)				(Unaudited)
	(In millions)

Balance Sheet Data:
Total assets	$322.0	$316.6	$329.4	$337.1	$320.5	$321.7

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements set forth below consist of unaudited pro forma combined statements of income for the fiscal year ended September 30, 2007 and for the three months ended December 31, 2007 and an unaudited pro forma combined balance sheet as of December 31, 2007. The unaudited pro forma combined financial statements should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and the notes thereto included elsewhere in this information statement.

The unaudited pro forma combined statements of income and balance sheet included in this information statement have been derived from the audited Combined Financial Statements included elsewhere in this information statement for the fiscal year ended September 30, 2007 and from the unaudited Combined Financial Statements included elsewhere in this information statement as of and for the three months ended December 31, 2007, and do not purport to represent what our results of operations and financial position actually would have been had the separation and distribution occurred on the dates indicated, or to project our results of operations or financial position for any future period or as of any future date. Original Hillenbrand did not account for New Hillenbrand as, and New Hillenbrand was not operated as, a separate, independent company for the periods presented.

The pro forma combined statements of income give effect to the separation and distribution and related transactions as if they occurred as of October 1, 2006. The pro forma combined balance sheet gives effect to the separation and distribution and related transactions as if they occurred as of December 31, 2007. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements.

In addition, the unaudited pro forma combined financial statements set forth below have been adjusted to give effect to the following planned transactions:

•	the planned distribution of our common stock to Original Hillenbrand shareholders by Original Hillenbrand (on a one to one distribution ratio) and the related transfer to us from Original Hillenbrand of certain corporate assets and liabilities of Original Hillenbrand,

•	the procurement of a revolving line of credit for a total of $400 million, of which we intend to draw approximately $250 million to be transferred to Original Hillenbrand as a cash distribution immediately prior to the distribution in order to establish appropriate long-term capital structures for us and Original Hillenbrand,

•	the inclusion of interest expense to reflect the anticipated borrowings under our new revolving line of credit as of the date of separation, calculated based upon expected interest rates for our then outstanding debt, and

•	the inclusion of investment income on certain investments that will be transferred to us.

The historical Combined Financial Statements of New Hillenbrand include allocations of expenses from Original Hillenbrand. These costs may not be representative of our future costs to be incurred as a separate public company. The unaudited pro forma combined statements of income also reflect certain incremental cost increases that we will experience as a stand-alone public entity. For example, Original Hillenbrand currently provides many corporate functions on our behalf. As an independent, publicly traded company, our total costs related to functions such as tax, accounting, legal, internal audit, human resources, risk management, shared information technology systems, procurement and other statutory functions, including a board of directors, are expected to increase from the costs for such shared functions that were historically allocated to us from Original Hillenbrand. The annualized incremental costs associated with replacing and/or establishing these functions are currently estimated to be approximately $5 million in fiscal 2008. This estimate includes the incremental costs we expect to incur or be allocated under the distribution agreement, employee matters agreement, tax sharing agreement, and shared services and transitional services agreements described under “Arrangements between Original Hillenbrand and New Hillenbrand.”

Additionally, while annual investment income of $10 million to $12 million from limited partnership investments that will be transferred to us has been reported by Original Hillenbrand during recent years, such incremental income has been excluded from the following unaudited pro forma combined statements of income due to its inherent volatility.

Based upon available cash on hand at the time of the distribution, it is intended that both New Hillenbrand and Original Hillenbrand will have minimum cash balances equivalent to their estimated normal operating cash needs. Should excess cash be available, it will be split among New Hillenbrand and Original Hillenbrand after taking into consideration certain funding requirements of Original Hillenbrand, the funding status of benefit plans and other factors.

Unaudited Pro Forma Combined Statement of Income

Fiscal Year Ended September 30, 2007

		Pro Forma		Unaudited
	As Reported	Adjustments		Pro Forma
	(In millions, except per share amounts)

Income Statement Data:
Net revenues	$667.2	$—		$667.2
Cost of goods sold	388.6	—		388.6

Gross Profit	278.6	—		278.6
Operating expenses	117.9	6.3	(10)	124.2
Separation costs	5.1	(5.1	)(2)	—

Operating profit	155.6	(1.2)		154.4
Interest expense	—	(14.4	)(3)	(14.4)
Investment income and other	1.4	10.6	(4)	12.0

Income before income taxes	157.0	(5.0)		152.0
Income tax expense	57.5	(3.3	)(5)	54.2

Net income	$99.5	$(1.7)		$97.8

Unaudited pro forma net income per share:(1)
Basic	$1.60			$1.56
Diluted	$1.60			$1.56
Unaudited pro forma shares outstanding:(1)
Basic	62.3			62.5
Diluted	62.3			62.7

See Notes to Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Statement of Income
Three Months Ended December 31, 2007

		Pro Forma		Unaudited
	As Reported	Adjustments		Pro Forma
	(In millions, except per share amounts)

Net revenues	$162.9	$—		$162.9
Cost of goods sold	96.0	—		96.0

Gross profit	66.9	—		66.9
Operating expenses	27.3	1.6	(10)	28.9
Separation costs	1.2	(1.2	)(2)	—

Operating profit	38.4	(0.4)		38.0
Interest expense	—	(3.3	)(3)	(3.3)
Investment income and other	(0.4)	2.8	(4)	2.4

Income before income taxes	38.0	(0.9)		37.1
Income tax expense	14.0	(0.8	)(5)	13.2

Net income	$24.0	$(0.1)		$23.9

Unaudited pro forma net income per share(1):
Basic	$0.38			$0.38
Diluted	$0.38			$0.38
Unaudited pro forma shares outstanding(1):
Basic	62.3			62.5
Diluted	62.3			62.7

Unaudited Pro Forma Combined Balance Sheet
As of December 31, 2007

		Pro Forma		Unaudited
	As Reported	Adjustments		Pro Forma
	(In millions)

ASSETS
Cash and cash equivalents	$11.8	$167.6	(12)	$179.4
Trade receivables, net	93.4	—		93.4
Inventories	48.7	—		48.7
Deferred income taxes	17.0	(0.2	)(7)	16.8
Other	7.3	—		7.3

Total current assets	178.2	167.4		345.6
Property, net	87.5	7.6	(6)	95.1
Investments	—	150.7	(8)	150.7
Intangible assets	22.0	—		22.0
Prepaid pension	1.6	—		1.6
Deferred income taxes	16.1	(0.4	)(7)	15.7
Other assets	16.6	—		16.6

Total assets	$322.0	$325.3		$647.3

LIABILITIES AND PARENT COMPANY/SHAREHOLDERS’ EQUITY
Trade accounts payable	$17.6	$—		$17.6
Accrued compensation	19.6	—		19.6
Accrued customer rebates	19.4	—		19.4
Other current liabilities	18.3		—	18.3

Total current liabilities	74.9	—		74.9
Deferred compensation, long-term portion	7.9	—		7.9
Accrued pension and postretirement benefits	28.8	—		28.8
Long-term debt	—	250.0	(9)	250.0
Other long-term liabilities	26.6	—		26.6

Total liabilities	138.2	250.0		388.2
Total equity	183.8	75.3	(11)	259.1

Total liabilities and equity	$322.0	$325.3		$647.3

Notes to Unaudited Pro Forma Combined Financial Statements

(1)	The calculation of unaudited pro forma basic net income per share and shares outstanding is based on the number of shares of Original Hillenbrand common stock outstanding at December 31, 2007 (plus unissued fully vested common shares and plus restricted stock units held by employees of New Hillenbrand that will fully vest at the time of the distribution), adjusted for the distribution ratio of one share of our common stock for every share of Original Hillenbrand common stock. The calculation of unaudited pro forma diluted net income per share and shares outstanding for the three months ended December 31, 2007 and the fiscal year ended September 30, 2007 pro forma periods is based on the number of diluted shares of common stock outstanding as of December 31, 2007 that are held by our employees, adjusted for the estimated ratio of our fair market price at the time of the separation. The ratio of our fair market price at the time of the separation factors in the number of stock-based awards equitably adjusted to preserve the intrinsic value of the award as of immediately prior to the separation. This calculation may not be indicative of the dilutive effect that will actually result from the replacement of Original Hillenbrand stock-based awards held by our employees or the grant of new stock-based awards. The number of dilutive shares of our common stock that will result from Original Hillenbrand stock options and restricted stock awards held by our employees will not be determined until immediately after the separation.

(2)	Original Hillenbrand expects to incur pre-tax separation costs of approximately $40 million to $45 million, of which a portion has been allocated to the funeral service business of Original Hillenbrand. During the three month period ended December 31, 2007 and the fiscal year ended September 30, 2007, Original Hillenbrand incurred $2.3 million and $12.4 million of these costs, respectively, of which respective amounts of $1.2 million and $5.1 million were allocated to the funeral service business of Original Hillenbrand. A portion of these separation costs are expected to be non-deductible for income tax purposes. In addition to the above separation costs, Original Hillenbrand and New Hillenbrand expect to incur a non-cash combined charge related to the modification or acceleration of equity-based awards, subject to final approval by the Original Hillenbrand Board of Directors, in the range of $16 million to $19 million. Of this amount, $7 million to $8 million will be recognized by New Hillenbrand. These estimates are dependent upon the fair value of our common stock and could change depending on the actual fair value at the time of modification. These amounts are not recognized in the pro forma combined statements of income of New Hillenbrand as they have no continuing earnings impact. For additional information on the proposed modification of equity-based awards, see the section entitled “Executive Compensation — Compensation Discussion and Analysis — Equitable Adjustments to Outstanding Equity-Based Awards.”

(3)	We expect to enter into a credit agreement related to a new revolving line of credit. This adjustment reflects the addition of interest expense on the anticipated $250 million of outstanding indebtedness at the date of separation at an interest rate of the applicable current LIBOR rate plus 50 basis points. For purposes of these pro forma financial statements, interest expense was calculated using an assumed annual interest rate of 5.0% and assumes constant debt levels throughout the year. Interest expense also includes estimated amortization of up front fees to establish the credit facility as well as annual commitment fees. As the final terms of the new facility have not yet been agreed upon, those terms may differ from what we have assumed herein. Additionally, our interest rate may be lower or higher if LIBOR rates or our credit rating changes. A 1/8 percent of 1 percent (12.5bps) change to the annual interest rate would change net earnings by $0.3 million on an annual basis. See footnote 9 below for more details of our anticipated indebtedness at the time of separation.

(4)	Reflects investment income on investments to be transferred to us upon separation. Investment income consists of accretion and capitalized interest associated with certain FFS Holdings, Inc. investments, which was $10.6 million and $2.8 million for the fiscal year ended September 30, 2007 and the three month period ended December 31, 2007, respectively. See footnote 8 below for more details of investments that will be transferred to us at the time of separation.

(5)	Reflects the tax effect of pro forma adjustments using a combined U.S. federal and state income tax rate of approximately 35.7 percent.

(6)	Reflects the transfer of certain fixed assets from Original Hillenbrand to us, which will occur at the time of separation, including ownership interests in a corporate conference center and company owned aircraft.

(7)	Reflects the deferred tax effects of the transfer of investments and certain fixed assets from Original Hillenbrand to us, which will occur at the time of separation.

(8)	Reflects the transfer of certain investments from Original Hillenbrand to us, which will occur at the time of separation. These investments include holdings in FFS Holdings, Inc. of $124.8 million and private equity limited partnerships of $25.9 million. The investments in FFS Holdings, Inc. relate to seller financing associated with the sale of Forethought Financial Services, Inc. by Original Hillenbrand to FFS Holdings, Inc. in July 2004. The seller financing provided is in the form of a seller note receivable and stock warrants. The seller note has a carrying value of approximately $123.8 million and carries an increasing rate of interest over its ten-year term (beginning July 2004), with interest accruing at 6 percent for the first five years. No payments are due under the note until year six at which time annual payments of $10 million are required, with all remaining amounts, including unpaid interest, due at maturity. The seller financing also includes stock warrants in FFS Holdings, Inc., initially valued at $1.0 million. Transfer approvals from Original Hillenbrand to us will be obtained for certain FFS investments and the private equity limited partnership investments.

(9)	For purposes of the Combined Financial Statements, none of Original Hillenbrand’s consolidated debt and related interest expense has been attributed to the funeral service business of Original Hillenbrand based on the historical funding requirements of the funeral service business. At the date of separation, however, it is anticipated that we will have $250.0 million of outstanding indebtedness of which the proceeds will be paid to Original Hillenbrand in the form of a cash distribution just prior to the distribution. The planned $250.0 million will initially be placed on a new $400.0 million senior unsecured credit facility to be negotiated for New Hillenbrand prior to the separation. Post separation, we will review the need to refinance the borrowing on a more permanent basis.

(10)	Represents additional operating expenses as follows:

•	Additional equity-based awards that will be issued to our Chief Executive Officer in connection with the separation resulting in annual incremental compensation expense of $0.5 million ($0.1 million on a quarterly basis).

•	Additional incremental operating expenses associated with operating as a stand-alone public entity of $5.0 million ($1.3 million on a quarterly basis).

•	We expect to retain and be liable for retirement and postretirement benefit obligations of certain former employees of Original Hillenbrand. We expect to incur approximately $0.8 million of additional annual periodic benefit expense ($0.2 million on a quarterly basis) in connection with these obligations.

(11)	Represents net adjustment to equity resulting from pro forma balance sheet adjustments.

(12)	Reflects the transfer of cash from Original Hillenbrand to us, which will occur at the time of separation. Should excess cash be available, it will be split among New Hillenbrand and Original Hillenbrand after taking into consideration certain funding requirements of Original Hillenbrand, the funding status of benefit plans, the payment of separation costs and other factors.

BUSINESS AND PROPERTIES

General

New Hillenbrand is an Indiana corporation recently formed to be a holding company for Original Hillenbrand’s funeral service business. Our principal executive offices are located at One Batesville Boulevard, Batesville, Indiana 47006, and our telephone number at that address is (812) 934-7500. We maintain an Internet site at http://www.batesville.com. Our website and the information contained on that site, or accessible through that site, are not incorporated into this information statement.

We are a leader in the North American death care industry through the manufacture, distribution and sale of funeral service products to licensed funeral directors who operate licensed funeral homes. Our products consist primarily of burial and cremation caskets, but also include containers and urns, selection room display fixturing for funeral homes and other personalization and memorialization products and services, including creating and hosting websites for funeral homes.

Products and Services

We manufacture and sell gasketed caskets made of carbon steel, stainless steel, copper and bronze. We also produce and market non-gasketed steel, hardwood and veneer hardwood caskets. In addition, we manufacture and sell cloth-covered caskets, all wood construction (orthodox) caskets and a line of urns, containers and other memorialization products used in cremations. We also supply selection room display fixturing through our System Solutions by Batesville® group.

Most Batesville brand metal caskets are gasketed caskets that are electronically welded to help resist the entrance of outside elements through the use of rubber gaskets and a locking bar mechanism. Our premium steel caskets also employ an alloy bar to help protect the casket cathodically from rust and corrosion. We believe that this system of cathodic protection is a feature found only on Batesville produced caskets.

Our solid and veneer hardwood caskets are made from mahogany, cherry, walnut, maple, pine, oak, pecan and poplar. Our veneer caskets are manufactured using a proprietary process for veneering that allows for rounded corners and a furniture-grade finished appearance. We also provide select lines of Marsellus® premium caskets to our funeral home customers.

Our Options by Batesville® cremation line offers a complete cremation marketing system for funeral service professionals. In addition to a broad line of cremation caskets, containers and urns, the system includes training, merchandising support and marketing support materials. Cremation caskets and containers are manufactured primarily of hardwoods and fiberboard. Our wide assortment of memorial urns are made from a variety of materials, including cast bronze, cast acrylic, wood, sheet bronze, cloisonné and marble.

We offer several other marketing and merchandising programs to funeral professionals for both casket and cremation products. Batesville caskets are marketed by our direct sales force to licensed funeral professionals operating licensed funeral establishments (or, in the absence of state licensing requirements, to full service funeral establishments offering both funeral goods and funeral services in conformance with state law) throughout the United States, Puerto Rico, Canada, Mexico, the United Kingdom, Australia and South Africa. A significant portion of our sales are made to large national funeral service providers under contracts we have entered into with these customers.

We maintain inventory at 88 company-operated Customer Service Centers (CSCs) and six Rapid Deployment Centers (RDCs) in North America. Batesville® caskets are generally delivered in specially equipped vehicles owned by us.

We mainly manufacture and distribute products in the United States. We also have two manufacturing facilities in Mexico and distribution facilities in Canada, Mexico, the United Kingdom, Puerto Rico, South Africa and Australia.

Competition

We are a recognized North American industry leader in the sale of funeral service products. We compete on the basis of product quality, personalization, price, and delivery and customer service. Major competitors that manufacture and/or sell funeral service products over a wide geographic area include Aurora Casket Company and The York Group, Inc., a subsidiary of Matthews International Corporation (“Matthews”).

Throughout the United States, many other enterprises manufacture, assemble, and/or distribute funeral service products for sale, often focusing on particular regions or geographic areas. Additionally, we are facing increasing competition from a number of non-traditional sources, including casket manufacturers located abroad.

Regulatory Matters

We are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to environmental and health and safety concerns, including the handling, storage, discharge and disposal of hazardous materials used in or derived from our manufacturing processes. We are committed to operating all of our businesses in a manner that protects the environment. In the past, we have voluntarily entered into remediation agreements with various environmental authorities to address onsite and offsite environmental impacts. From time to time we provide for reserves in our financial statements for environmental matters. We believe we have appropriately satisfied the financial responsibilities for all currently known offsite issues. Based on the nature and volume of materials involved regarding onsite impacts, we do not expect the cost to us of the onsite remediation activities in which we are currently involved to exceed $1 million. Future events or changes in existing laws and regulations or their interpretation may require us to make additional expenditures in the future. The cost or need for any such additional expenditures is not known.

Raw Materials

We use carbon and stainless steel, copper and bronze sheet, wood, fabrics, finishing materials, rubber gaskets, zinc and magnesium alloy in the manufacture of our caskets.

When prices fluctuate for raw materials used in our products, based on a number of factors beyond our control, such fluctuations affect our profitability. We generally do not engage in hedging transactions with respect to raw material purchases, but do enter into fixed price supply contracts at times. Additionally, although most of the raw materials used in our products are generally available from several sources, certain of these raw materials currently are procured only from a single source.

Beginning in fiscal 2005, the rising prices of certain raw materials, including red metals (i.e., copper and bronze), fuel and petroleum based products in particular, and fuel related delivery costs, had a direct and material negative effect on our profitability. We have acted and have plans and actions in place to mitigate the impact of rising raw material and fuel prices, including continuous improvement initiatives, various sourcing actions, the completed consolidation of our United States wood manufacturing operations into a single facility, the continued and expanded roll-out of our veneer products from our Mexican manufacturing operations with overall lower material cost composition and annual product price adjustments as contractually allowed. However, there can be no assurance that we will be able to anticipate and react quickly to all changing raw material prices in the future.

Some of our sales are made pursuant to supply agreements with our customers, and historically, we have instituted annual price increases to help offset the impact of inflation and other rising cost factors. While there are certain limitations in some of our agreements, their provisions generally allow us to raise prices to offset some, but not necessarily all, raw material cost inflation.

Distribution

We have extensive distribution capabilities that serve our customers’ increasing delivery expectations. Our high-velocity, hub and spoke distribution system, consisting of six Rapid Deployment Centers and 88 Customer Service Centers in North America, serves a majority of our customers each day and is critical to the rapid delivery requirements of funeral directors nationwide.

Patents and Trademarks

We own a number of patents on our products and manufacturing processes that are of importance, but we do not believe any single patent or related group of patents is of material significance to our business as a whole.

We also own a number of trademarks and service marks relating to our products and product services which are of importance to us, but, except for the mark “Batesville®,” we do not believe any single trademark or service mark is of material significance to our business as a whole.

Our ability to compete effectively depends, to an extent, on our ability to maintain the proprietary nature of our intellectual property. However, we may not be sufficiently protected by our various patents, trademarks and service marks. Additionally, certain of our existing patents, trademarks or service marks may be challenged, invalidated, cancelled, narrowed or circumvented. Beyond that, we may not receive the pending or contemplated patents, trademarks or service marks for which we have applied or filed.

In the past, certain of our products have been copied and sold by others. We vigorously seek to enforce our intellectual property rights. However, we cannot ensure that the copying and sale of our products by others would not materially adversely affect the sale of our products.

Employees

As of December 31, 2007, we employed approximately 3,380 persons in our operations. Approximately 1,200 of these individuals, as part of our logistics and manufacturing operations in the United States and Canada, work under collective bargaining agreements. In the United States and Canada, the collective bargaining agreements have expiration dates ranging from May 2008 to February 2011.

Although we have not experienced any significant work stoppages in the past 20 years as a result of labor disagreements, we cannot ensure that such a stoppage will not occur in the future. Inability to negotiate satisfactory new agreements or a labor disturbance at one of our principal facilities could have a material adverse effect on our operations. However, we have no reason to suspect that we will have significant difficulties in negotiating new collective bargaining agreements to replace those that will expire in the future and we will continue to prepare contingency plans as part of routine preparation for negotiations in order to minimize the impact of any potential work stoppages.

Foreign Operations and Export Sales

Information about our foreign operations is set forth in tables relating to geographic information in Note 11 to our Combined Financial Statements included elsewhere in this information statement.

Our export revenues constituted less than 10 percent of combined revenues in fiscal 2007 and prior years.

Our foreign operations are subject to risks inherent in doing business in foreign countries. Risks associated with operating internationally include political, social and economic instability, increased operating costs, expropriation and complex and changing government regulations, all of which are beyond our control. Further, to the extent we receive revenue from U.S. export sales in currencies other than U.S. dollars, the value of assets and income could be, and have in the past been, adversely affected by fluctuations in the value of local currencies.

Properties

The principal properties used in our operations are listed below, and, except for our leased facility in Chihuahua, Mexico, are owned by us subject to no material encumbrances. All facilities are suitable for their intended purpose, are being efficiently utilized and are believed to provide adequate capacity to meet demand for the next several years.

Location	Description	Primary Use

Batesville, IN	Manufacturing plants Office facilities	Manufacture of metal caskets Administration
Manchester, TN	Manufacturing plant	Manufacture of metal caskets
Vicksburg, MS	Kiln drying and lumber cutting plant	Drying and dimensioning of lumber
Batesville, MS	Manufacturing plant	Manufacture of hardwood caskets
Chihuahua, Mexico	Manufacturing plant	Manufacture of veneer hardwood caskets
Mexico City, Mexico	Manufacturing plant	Manufacture of metal caskets

In addition to the foregoing, we lease or own a number of warehouse distribution centers, service centers and sales offices throughout North America, the United Kingdom, Mexico, Australia and South Africa.

Legal Proceedings

Antitrust Litigation

We, along with Original Hillenbrand, have been named in several purported antitrust class action lawsuits described below. We will enter into a judgment sharing agreement with Original Hillenbrand to allocate responsibility for funding any potential adverse final judgments or appeal bonds related to these matters, any similar matter asserted against both us and Original Hillenbrand prior to the completion of the distribution and any other matter that is consolidated with any such existing or future matter. See “Arrangements between Original Hillenbrand and New Hillenbrand — Judgment Sharing Agreement.”

On May 2, 2005, a non-profit entity called Funeral Consumers Alliance, Inc. (“FCA”) and several individual consumers filed a purported class action antitrust lawsuit (“FCA Action”) against three national funeral home businesses, SCI, Alderwoods and Stewart Enterprises, Inc. (“Stewart”) together with Original Hillenbrand and us, in the United States District Court for the Northern District of California. This lawsuit alleged a conspiracy to suppress competition in an alleged market for the sale of caskets through a group boycott of so-called “independent casket discounters,” that is, third-party casket sellers unaffiliated with licensed funeral homes; a campaign of disparagement against these independent casket discounters; and concerted efforts to restrict casket price competition and to coordinate and fix casket pricing, all in violation of federal antitrust law and California’s Unfair Competition Law. The lawsuit claimed, among other things, that our maintenance and enforcement of, and alleged modifications to, our long-standing policy of selling caskets only to licensed funeral homes were the product of a conspiracy among us, the other defendants and others to exclude “independent casket discounters” and that this alleged conspiracy, combined with other alleged matters, suppressed competition in the alleged market for caskets and led consumers to pay higher than competitive prices for caskets. The FCA Action alleged that two of our competitors, York Group, Inc. and Aurora Casket Company, are co-conspirators but did not name them as defendants. The FCA Action also alleged that SCI, Alderwoods, Stewart and other unnamed co-conspirators conspired to monopolize the alleged market for the sale of caskets in the United States.

After the FCA Action was filed, several more purported class action lawsuits on behalf of consumers were filed based on essentially the same factual allegations and alleging violations of federal antitrust law and/or related state law claims. It is not unusual to have multiple copycat class action suits filed after an initial filing, and it is possible that additional suits based on the same or similar allegations could be brought against Original Hillenbrand and us.

We, Original Hillenbrand and the other defendants filed motions to dismiss the FCA Action and a motion to transfer to a more convenient forum. In response, the court in California permitted the plaintiffs to replead the complaint and later granted defendants’ motion to transfer the action to the United States District Court for the Southern District of Texas (Houston, Texas) (“Court”).

On October 12, 2005, the FCA plaintiffs filed an amended complaint consolidating all but one of the other purported consumer class actions in the Court. The amended FCA complaint contains substantially the same basic allegations as the original FCA complaint. The only other then remaining purported consumer class action, Fancher v. SCI et al., was subsequently dismissed voluntarily by the plaintiff after the defendants filed a motion to dismiss. On October 26, 2006, a new purported class action was filed by the estates of Dale Van Coley and Joye Katherine Coley, Candace D. Robinson, Personal Representative, consumer plaintiffs, against us and Original Hillenbrand in the Western District of Oklahoma alleging violation of the antitrust laws in fourteen states based on allegations that we engaged in conduct designed to foreclose competition and gain a monopoly position in the market. This lawsuit was largely based on similar factual allegations to the FCA Action. We and Original Hillenbrand had this case transferred to the Southern District of Texas in order to coordinate this action with the FCA Action and filed a motion to dismiss this action. On September 17, 2007, the Court granted our and Original Hillenbrand’s motion to dismiss and ordered the action dismissed with prejudice.

The FCA plaintiffs are seeking certification of a class that includes all United States consumers who purchased our caskets from any of the funeral home co-defendants at any time during the fullest period permitted by the applicable statute of limitations. On October 18, 2006, the Court denied our, Original Hillenbrand’s and the other defendants’ November 2005 motions to dismiss the amended FCA complaint.

In addition to the consumer lawsuits discussed above, on July 8, 2005 Pioneer Valley Casket Co. (“Pioneer Valley”), an alleged casket store and Internet retailer, also filed a purported class action lawsuit (“Pioneer Valley Action”) against us, Original Hillenbrand, SCI, Alderwoods, and Stewart in the Northern District of California on behalf of the class of “independent casket distributors,” alleging violations of state and federal antitrust law and state unfair and deceptive practices laws based on essentially the same factual allegations as in the consumer cases. Pioneer Valley claimed that it and other independent casket distributors were injured by the defendants’ alleged conspiracy to boycott and suppress competition in the alleged market for caskets, and by an alleged conspiracy among SCI, Alderwoods, Stewart and other unnamed co-conspirators to monopolize the alleged market for caskets.

Plaintiff Pioneer Valley seeks certification of a class of all independent casket distributors in the United States who are or were in business at any time from July 8, 2001 to the present. Excluded from this class are independent casket distributors that: (1) are affiliated in any way with any funeral home; (2) manufacture caskets; or (3) are defendants or their directors, officers, agents, employees, parents, subsidiaries or affiliates.

The Pioneer Valley complaint was also transferred to the Southern District of Texas but was not combined with the FCA Action, although the scheduling orders for both cases are identical. On October 21, 2005, Pioneer Valley filed an amended complaint adding three new plaintiffs, each of whom purports to be a current or former “independent casket distributor.” Like Pioneer Valley’s original complaint, the amended complaint alleges violations of federal antitrust laws, but it has dropped the causes of actions for alleged price fixing, conspiracy to monopolize, and violations of state antitrust law and state unfair and deceptive practices laws. On October 25, 2006, the district court denied Original Hillenbrand’s and our December 2005 motions to dismiss the amended Pioneer Valley complaint.

Class certification hearings in the FCA Action and the Pioneer Valley Action were held in early December 2006. Post-hearing briefing on the plaintiffs’ class certification motions in both cases was completed in March 2007, though briefing on certain supplemental evidence related to class certification in the FCA Action also occurred in September 2007 and October 2007. The Court has not yet ruled on the motions for class certification. On August 27, 2007, the Court suspended all pending deadlines in both cases, including the previously set February 2008 trial date. The Court reset a docket call in both the FCA and Pioneer Valley Actions for May 5, 2008. A docket call is typically a status conference with the Court to set a trial date. It is anticipated that new deadlines, including a trial date, will not be set until sometime after the Court has ruled on the motions for class certification.

Plaintiffs in the FCA and Pioneer Valley Actions generally seek monetary damages, trebling of any such damages that may be awarded, recovery of attorneys’ fees and costs, and injunctive relief. The plaintiffs in the FCA Action served a report indicating that they are seeking damages ranging from approximately $947 million to approximately $1.46 billion before trebling. Additionally, the Pioneer Valley plaintiffs served a report indicating that they are seeking damages of approximately $99.2 million before trebling. Because we continue to adhere to our long-standing policy of selling our caskets only to licensed funeral homes, a policy that we continue to believe is appropriate and lawful, if the case goes to trial the plaintiffs are likely to claim additional alleged damages for the period between their reports and the time of trial. At this point, it is not possible to estimate the amount of any additional alleged damage claims that they may make. We and our co-defendants are vigorously contesting both liability and the plaintiffs’ damages theories.

If a class were certified in any of the antitrust cases filed against Original Hillenbrand and us and if the plaintiffs in any such case were to prevail at trial, any damages awarded to the plaintiffs, which would be trebled as a matter of law, could have a significant material adverse effect on our results of operations, financial condition and/or liquidity. In antitrust actions such as the FCA and Pioneer Valley Actions the plaintiffs may elect to enforce any judgment against any or all of the co-defendants, who have no statutory contribution rights against each other.

We believe that we and Original Hillenbrand have committed no wrongdoing as alleged by the plaintiffs and that we have meritorious defenses to class certification and to plaintiffs’ underlying allegations and damage theories. In accordance with applicable accounting standards, neither Original Hillenbrand nor we have established a loss reserve for any of these cases.

After the FCA Action was filed, in the summer and fall of 2005, we were served with Civil Investigative Demands (“CIDs”) by the Attorney General of Maryland and certain other state attorneys general who have begun an investigation of possible anticompetitive practices in the death care industry relating to a range of funeral service and products, including caskets. We have been informed that approximately 26 state attorneys general offices are participating in the joint investigation, although more could join. We cooperated with the attorneys general, and to date, no claims have been filed against us.

Other Pending Litigation Matter

On August 17, 2007, a lawsuit styled Vertie Staples v. Batesville Casket Company, Inc. was filed against us in the United States District Court for the Eastern District of Arkansas. The case is a putative class action on behalf of the plaintiff and all others in Arkansas who purchased a Monoseal® casket manufactured by us from a licensed funeral home located in Arkansas from January 1, 1989 to the present. The plaintiff claims that Monoseal® caskets were marketed as completely resistant to the entrance of air and water when they allegedly were not. The plaintiff asserts causes of action under the Arkansas Deceptive Trade Practices Act and for fraud, constructive fraud and breach of express and implied warranties. On January 9, 2008, the plaintiff filed an amended complaint that added another putative class plaintiff, restated the pending claims, and added a claim for unjust enrichment. In order to establish federal jurisdiction over the claims under the Class Action Fairness Act, the plaintiff alleges that the amount in controversy exceeds $5,000,000.

This action is in the very early stages of litigation and as such, we are not yet able to assess the potential outcome of this matter. There is a trial date of November 3, 2008. We believe the claims are without merit and will vigorously defend the case. It is not unusual to have multiple copycat suits filed after an initial filing, and it is possible that additional suits based on the same or similar allegations could be brought against us.

General

We are subject to various other claims and contingencies arising out of the normal course of business, including those relating to commercial transactions, product liability, employee related matters, antitrust, safety, health, taxes, environmental and other matters. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance. It is possible that some litigation matters for which reserves have not been established could be decided unfavorably to us, and that any such unfavorable decisions could have a material adverse effect on our financial condition, results of operations and cash flows.

We are also involved in other possible claims, including product and general liability, workers compensation, auto liability and employment related matters. These have deductibles and self-insured retentions ranging from $150 thousand to $1.0 million per occurrence or per claim, depending upon the type of coverage and policy period. For the self-insured exposures, outside insurance companies and third-party claims administrators establish individual claim reserves and an independent outside actuary provides estimates of ultimate projected losses, including incurred but not reported claims. These independent third-party estimates are used to record reserves for all projected deductible and self-insured retention exposures.

Claim reserves for employment related matters are established based upon advice from internal and external counsel and historical settlement information for claims and related fees when such amounts are considered probable of payment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

New Hillenbrand will be a holding company for Original Hillenbrand’s funeral service business, which has operated under the Batesville Casket name and group of subsidiaries that are being separated from Original Hillenbrand’s medical technology business. We are a leader in the North American death care industry through the manufacture, distribution, and sale of funeral service products to licensed funeral directors who operate licensed funeral homes. Our products consist primarily of burial and cremation caskets, but also include containers and urns, selection room display fixturing for funeral homes, and other personalization and memorialization products and services, including the creation and hosting of websites for funeral homes.

Batesville Casket today operates relatively autonomously within the operating company structure of Original Hillenbrand. Accordingly, our primary business operations are not expected to change significantly from the current operating environment as a result of the separation. However, there are certain shared assets and functions among the Original Hillenbrand business units, including shared corporate and business services, as well as shared capital resource allocations. As a result, we will be required to divide or co-own certain assets and engage in certain business support and governance activities upon our separation from Original Hillenbrand. Additionally, the separation will result in changes to our capital structure.

The combined financial statements included elsewhere in this information statement do not include all expenses that would have been incurred had the funeral service business of Original Hillenbrand been a separate, stand-alone entity and do not reflect the funeral service business of Original Hillenbrand’s results of operations, financial position and cash flows had the funeral service business of Original Hillenbrand been a stand-alone company during the periods presented. This Management’s Discussion and Analysis should be read together with the unaudited pro forma combined financial statements, as well as the Combined Financial Statements of the funeral service business of Original Hillenbrand and the notes thereto included elsewhere in this information statement.

Death Care Industry Trends

The death of a family member or loved one causes most people to seek the services of a state (or a Canadian province) licensed funeral director to provide specific services regarding handling and preparing the deceased. Most consumers have only limited familiarity with funeral-related products and usually expect funeral directors to provide information on product and service alternatives. Although caskets and urns can be purchased from a variety of sources, including directly from internet sellers and casket stores, the overwhelming majority of those who arrange a funeral purchase directly from the funeral home as a matter of choice and convenience.

Demographics and Consumer Preferences.  For the past several decades the total number of deaths in the U.S. and Canada (where most of our products are sold) has been relatively flat. During the same period the rate of cremation selection has been slowly but steadily increasing to the point where cremations as a percentage of total deaths now represent approximately one third in the United States and one half in Canada. These combined factors have yielded a slow but steady decline in the total number of casketed deaths in North America. The current trends are expected to continue for the foreseeable future until the post-WWII spike in births may cause an increase in deaths. While the primary driver of market size is population and age, the actual number of deaths (and, therefore, the actual number of caskets sold) is affected by a variety of additional factors, including improving health care and the varying timing and severity of seasonal pneumonia and influenza outbreaks. The unpredictability of these factors can cause periodic fluctuations in industry demand patterns and revenue generated in any given fiscal period. While it is difficult to predict precisely the number of deaths on a month-to-month or even a year-to-year basis, we anticipate that the number of deaths in North America will be relatively flat and the cremation rate will continue to gradually increase, resulting in a steady decline in the demand for burial caskets for the foreseeable future.

Along with the declining number of casketed deaths, the casket industry has experienced a long-term gradual decline in the average price (normally referred to as product mix) of burial caskets sold, a trend that has also affected us. One of the factors which has affected mix is the pricing practice of many funeral homes, which places most of the margin expectation on the sale of products instead of the services provided. We have observed a recent change in the pricing practices of many funeral homes wherein they are recovering margin on their services and reducing the mark- up of products, primarily caskets. Additionally, more consumers are expecting higher levels of personalization, both in products and services. Our response to this changing consumer preference is described below.

Competition.  Competition in the casket industry is based on product quality, features and personalization, price, and customer and delivery service. We compete in the sale of burial and cremation containers with several national casket manufacturers/distributors, a larger number of regional manufacturers/distributors, and more than 100 independent casket distributors, most of whom serve fairly narrow geographic segments. Recently, the industry has seen a few new foreign manufacturers, mostly from China, who import caskets into the U.S. and Canada. Additionally, some others such as Costco, local casket stores, and internet sellers sell caskets directly to consumers, although we estimate that total sales among this latter group are a small portion of annual burial casket volume.

The effect of gradually declining casket demand has also resulted in economic pressures on casket manufacturers and distributors as they seek to maintain volume by increasing market share. The industry has approximately double the necessary domestic production capacity which further increases these pressures. Additionally, the costs of delivery have increased as well with higher fuel prices resulting in increased per unit costs. Established manufacturers and distributors have responded to these competitive pressures by increasing discounts.

Over the past decade, funeral homes have sought to minimize their inventory costs by shifting the inventory burden to their suppliers. Today, many funeral homes do not maintain any casket inventory and expect their casket suppliers to provide same day or next day delivery to satisfy their funeral requirements. Our high velocity, “hub and spoke” distribution system enables us to meet these customer expectations with lower inventory investment per dollar of sales. This system enables us to deliver the majority of our volume, including uniquely personalized caskets, within 24 hours of receiving the customer’s order. In 2007 we delivered the “right casket at the right time” 99.3% of the time. We believe this highly effective distribution system is aligned with the increasing time demands of families and the inventory reduction expectations of our customers. We also believe this represents an important competitive advantage, although some competitors are able to offer comparable delivery capability in certain geographic areas.

Industry Consolidation.  The underlying industry trends are leading to consolidations, acquisitions, and partnerships among casket manufacturers and distributors. In the past few years, two of the larger casket manufacturers have merged and several independent distributors have been acquired. In the past two years we acquired two smaller regional distributors. We continue to be interested in the possibility of acquiring high-quality distributors and will remain selective in this process.

The demographic and economic pressures that are driving consolidation among casket manufacturers and distributors are also driving some consolidation among funeral homes. In the fourth calendar quarter of 2006 our largest customer acquired our second largest customer. We have retained essentially all of the combined business after the acquisition with the exception of some of the individual firms that were divested to meet regulatory requirements. On a smaller scale we have also seen an increased number of regional funeral home operators expanding through selected acquisitions. Earlier in 2007 we established a dedicated sales team to focus on this regional consolidator customer segment, and we will continue to invest to meet the needs of this growing customer group.

Costs of Raw Material and Energy.  The primary raw materials used in our products include steel, wood, and red metals (i.e., copper and bronze). Although the key materials have fluctuated in price from time-to-time, current economic conditions are such that we expect all casket manufacturers to continue to be affected by increased costs of raw materials over the next few years. Higher fuel costs in the past few years have resulted in fuel surcharges on many raw materials and services, along with an unfavorable impact on manufacturing and distribution costs.

We believe that we are affected by raw material and energy cost increases to a lesser degree than many of our competitors because of the scale and scope of our operations. Additionally, our wide use of Continuous Improvement has enabled us to reduce waste in many areas of our business. We intend to continue to use this powerful tool of Continuous Improvement, practices which are based on the Toyota Production System, to better serve our customers and to maintain and increase margins.

Strategy and Results

We believe that we have a number of capabilities that yield significant competitive advantage. Among them are:

•	Our leadership position as the largest manufacturer and distributor of caskets and containers in North America provides scale and scope that enables us to seize emerging opportunities rapidly and effectively.

•	Our highly integrated manufacturing facilities in the United States and Mexico employ “pull production” and “one-piece flow” to feed our high velocity replenishment system with products quickly and efficiently to meet the growing time demands of our customers and their client families.

•	The Batesville business system of Continuous Improvement (based on the Toyota Production System) and effective execution enables us to reduce waste in administrative processes as well as manufacturing and distribution.

•	The Batesville® brand is widely recognized among funeral professionals and the breadth of our product line enables us to support our customers as they seek to serve client families of varying means.

•	Our ability to apply proven merchandising principles and proprietary database tools enables us to help our customers increase their average mix and drive greater profitability for them and for us, all while increasing the satisfaction of their clients.

•	Our talent management process helps us to identify and develop our people through exposure to lean business principles, participation in strategic projects, and planned multifunctional assignments. We have a track record of developing and retaining multi-disciplined leaders.

By building on these core competencies we seek to grow organic revenue and operating income by an average of 3% to 4% annually over the fiscal 2008-2009 time frame. We plan to invest selectively to maintain and further develop our current leadership position with funeral directors while exploring new opportunities in less penetrated areas. Our strategy remains centered on growing our business of selling Batesville branded burial caskets and cremation products direct to funeral homes while investing in opportunities to sell private label caskets and parts to manufacturers and distributors, a new channel of distribution for us. Finally, we intend to pursue strategic acquisitions in and closely adjacent to our casket and cremation businesses in which we can capitalize on our core competencies and utilize our scope and scale. Important elements of this strategy, and our results to-date, include the following.

Grow our sales to our funeral home customers.  We seek to profitably grow revenue by selling products to licensed funeral homes through a combination of growth in volume, improved mix of products sold and strategic acquisitions within the funeral services industry.

Grow our burial casket revenue.

•	We have responded to the consolidation trend in our industry and the growth of regional funeral home consolidators by creating a sales team which differentially serves those customers whose business spans multiple sales territories. This group of customers is currently an under-penetrated opportunity for us. We have converted several of these regional customers to our Batesville brand by demonstrating the value of our products and services to their operations and the families they serve.

•	In 2004 and 2005 we discontinued unprofitable products from our product line. During that time we also introduced our Dimensions® line of wider caskets designed to provide a dignified funeral to the increasing number of obese consumers. In 2006 we introduced new lines of caskets (our Geminitm and Haileytm lines) designed for consumers that value high eye appeal and low feature content. We are very encouraged by the response of our funeral home customers and their families to these new products.

Improve the mix of burial caskets.

•	Using our proprietary funeral product merchandising analytic and predictive tools enables our customers to improve their profitability while increasing the satisfaction of their client families. Product and service merchandising, along with consumer friendly display and information systems, enables a funeral home to present a broad array of products to serve all of their client families, and to articulate the value of the product in an environment that makes families more comfortable with the selection process. We have experienced increased sales and improved product mix with customers who have implemented our merchandising systems in fiscal 2007. While our average selling price increased overall in 2007, those customers that implemented our merchandising systems experienced even greater improvement in average selling price for each casket sold. We intend to continue to invest in these tools and to make them available to more funeral homes.

Grow our Options by Batesvilletm Cremation product sales

•	Our Options by Batesvilletm product line consists of cremation caskets, containers, urns and other cremation products to funeral homes and cemeteries. Continued growth in these products is expected as more consumers choose cremation over burial. To further accelerate growth we have dedicated a sales and marketing team to focus on developing new products and services for these consumers.

Grow sales in the independent distributor channel.  In 2006 we launched the NorthStartm private label program. Under the NorthStar program, we manufacture private label caskets and casket parts, which do not include Batesville proprietary features, for other manufacturers and distributors, a channel of distribution we had not served in the past.

Sales of Private Label Caskets

•	2007 was the first full year for our sales of private label caskets and casket parts under the NorthStar program. We plan to increase sales of these products over the next few years. Our private label caskets and parts are differentiated and made with unique tooling in our existing facilities. These private label caskets and parts are marketed and sold by a small, dedicated, independent team of sales engineers.

Continued pursuit of strategic acquisitions within the casket industry.  Our recent efforts with respect to this initiative include the following:

•	In January 2007 we consummated the acquisition of a small regional casket distributor, which marked the second such acquisition in ten months. We effectively and efficiently integrated both of those businesses into ours such that they were accretive to earnings in year one. We have earned returns on both acquisitions well in excess of our cost of capital. Because of our scale and scope advantages in manufacturing and distribution, we continue to believe we are well positioned to take advantage of additional strategic acquisition opportunities as they arise.

•	During fiscal 2007 and 2006, we also attempted to acquire Yorktowne Caskets, Inc. (“Yorktowne”) but after a delay caused by litigation involving Yorktowne and its previous supplier, a subsequent due diligence effort made it clear that an acquisition of the business was not in the best interests of our shareholders.

•	We also intend to explore prudent acquisitions of or relationships with other businesses closely adjacent to our casket and cremation businesses in which we can capitalize on our core competencies and utilize our scale and scope to further enhance shareholder value.

Recent Factors Impacting our Business

Customer consolidation — In October 2006 we signed a new, non-exclusive supply agreement with Service Corporation International, our largest customer and the largest provider of funeral services in North America. The agreement covers our casket product line through fiscal 2008, with an option to extend for two additional one-year periods. Although SCI is currently purchasing essentially all of their casket requirements from us, the agreement does not impose specific purchase requirements on SCI. While we anticipate that SCI will continue to buy substantially all its burial and cremation container products from us for the foreseeable future, there can be no guarantee that SCI will do so. In November 2006 SCI acquired our second largest customer, Alderwoods. As a result of this acquisition, the purchase of our products by both organizations was brought under the same agreement. Although we have lost some business as this new combined entity continues to divest itself of certain overlapping properties, we have been able to offset most of the financial impact of these divestitures by supplying many of the owners of these newly divested properties.

Acquisition activity — In July 2007, we announced the termination of negotiations related to the possible acquisition of Yorktowne. Our intentions to acquire Yorktowne were previously announced in the fall of 2005, but our efforts were delayed because of certain legal impediments, which expired on April 15, 2007. Effective at that time, a supply agreement between Yorktowne and us was put into place and we began to update the due diligence process. Ultimately, we were unable to reach acceptable terms with Yorktowne with respect to an acquisition and Matthews subsequently announced that its casket division, York Caskets, had purchased certain assets of Yorktowne. Termination of our negotiations with Yorktowne resulted in the recognition of a $2.8 million charge in fiscal 2007 for previously deferred costs related to the planned acquisition. Shortly before the transfer of its assets to York, Yorktowne ceased purchasing funeral products from us under the supply agreement. We filed suit against Yorktowne and York in Federal Court for the Southern District of Ohio asserting our rights under the supply agreement and recorded a $4.3 million charge during fiscal 2007, primarily related to amounts due from Yorktowne under the supply agreement. We subsequently settled this suit, together with suits pending against us that York had filed in conjunction with our 2005 attempt to purchase Yorktowne. The settlement of these matters had no material impact on our financial statements. None of these developments preclude us from seeking business from Yorktowne’s customers.

Legal proceedings — We are a defendant, along with Original Hillenbrand and several other companies in the death care industry, in two purported antitrust class action lawsuits in which the plaintiffs have alleged substantial damages, prior to trebling. In addition to the risks associated with an adverse outcome in this litigation, we continue to incur significant legal costs in the defense of this litigation and expect these costs to continue for the foreseeable future. Under the proposed judgment sharing agreement with Original Hillenbrand, we will be responsible for all costs incurred by us and Original Hillenbrand in defense of this litigation. All fees and costs incurred in defense of the antitrust litigation matters are included in our historical combined financial statements. To date, we have incurred approximately $16.9 million in legal and related costs associated with this matter, of which $1.0 million and $7.8 million were incurred in the three months ended December 31, 2007 and the fiscal year ended September 30, 2007, respectively.

See “Risk Factors — Risks related to Our Business”, “Arrangements between Original Hillenbrand and New Hillenbrand — Distribution Agreement” and “— Judgment Sharing Agreement.”

Results of Operations

Three Months Ended December 31, 2007 Compared to Three Months Ended December 31, 2006 (unaudited)

The following table presents comparative operating results for the periods discussed within this section of Management’s Discussion and Analysis:

	Three Months Ended		Three Months Ended
	December 31,		December 31,
	2007	% of Revenues	2006	% of Revenues

Net revenues	$162.9	100.0	$162.2	100.0
Cost of goods sold	96.0	58.9	93.4	57.6

Gross profit	66.9	41.1	68.8	42.4
Operating expenses	27.3	16.8	26.7	16.5
Separation costs	1.2	0.7	—	—

Operating profit	38.4	23.6	42.1	25.9
Investment income and other	(0.4)	(0.2)	(0.4)	(0.2)

Income before income taxes	38.0	23.4	41.7	25.7
Income tax expense	14.0	8.6	15.6	9.6

Net income	$24.0	14.8	$26.1	16.1

Our revenues in the first quarter of 2008 were essentially flat increasing $0.7 million or 0.4 percent over the prior year comparable period. Revenues were favorably impacted by improved net price realization of $5.6 million as a result of our annual price increase. A relatively flat number of deaths in North America along with the slow, steady increase in cremation selection continue to negatively impact the burial market. Strong preceding quarter sales due to customers buying ahead of our price increase also reduced demand for caskets. As a result, lower sales volumes, primarily related to burial caskets, reduced revenues for the quarter by $4.3 million. While our merchandising initiative is positively impacting our mix of products sold, the overall mix impact on revenue was unfavorable for the quarter by $1.9 million. Further, our expansion in the lower-end metal product offerings has resulted in volume growth, but has also negatively impacted mix. Our revenues during the first quarter of 2008 reflected a positive impact of $1.3 million resulting from the impact of foreign exchange rates over the prior year comparable period.

Cost of goods sold of $96.0 million increased $2.6 million over the prior year comparable period. Distribution expenses were $2.1 million higher compared to the prior year comparable period resulting from inflation on personnel and benefit expenses of $0.8 million, higher fuel costs of $0.7 million, and other cost increases of $0.6 million. Material and conversion costs decreased $1.7 million related to a 3.0 percent reduction in burial units sold during the quarter as compared to the prior year comparable period. This decrease was partially offset by aggregate increased costs of $1.3 million related primarily to inflation on commodities (red metals, carbon steel and textiles), personnel and benefits costs, and higher pension expenses. Fixed manufacturing costs were essentially flat as lower benefit expenses of $0.6 million offset inflationary increases from personnel and other costs. In the prior year comparative period, we also recognized $0.5 million in gains from asset sales.

Operating expenses increased $0.6 million over the prior year comparable period. We experienced increased expenses of $1.5 million, primarily related to personnel and benefits costs. Legal expenses related to the ongoing antitrust litigation decreased $1.2 million, offset by a $0.3 million increase in other legal fees.

In addition to the operating expenses discussed above, results reflect an allocation of $1.2 million of separation related expenses from Original Hillenbrand, primarily legal and professional fees, in preparing for the pending separation of Batesville Casket.

Net income was reduced $2.1 million as our lower operating profit was partially offset by the incremental reduction in our income tax expense of $1.6 million. The effective rate of our income tax provision was 36.8% compared to 37.5% in the prior year comparable period.

Fiscal Year Combined Results of Operations

The following table presents comparative operating results for the fiscal years discussed within this section of Management’s Discussion and Analysis:

	Year Ended		Year Ended		Year Ended
	September 30,	% of	September 30,	% of	September 30,	% of
	2007	Revenues	2006	Revenues	2005	Revenues

Net revenues	$667.2	100.0	$674.6	100.0	$659.4	100.0
Cost of goods sold	388.6	58.2	391.9	58.1	392.9	59.6

Gross profit	278.6	41.8	282.7	41.9	266.5	40.4
Operating expenses	117.9	17.7	105.3	15.6	105.2	15.9
Separation costs	5.1	0.8	—	—	—	—

Operating profit	155.6	23.3	177.4	26.3	161.3	24.5
Investment income and other	1.4	0.2	1.4	0.2	2.0	0.3

Income before income taxes	157.0	23.5	178.8	26.5	163.3	24.8
Income tax expense	57.5	8.6	65.6	9.7	60.5	9.2

Net income	$99.5	14.9	$113.2	16.8	$102.8	15.6

Fiscal Year Ended September 30, 2007 Compared to Fiscal Year Ended September 30, 2006

For the year ended September 30, 2007, our revenues were down slightly compared to the same period in the prior year, declining by 1.1 percent, or $7.4 million. The lower volume of burial caskets sold was the primary driver, negatively impacting revenues by $20.7 million. Market conditions continue to be a challenge as rising cremations reduce the amount of burial caskets sold on a relatively flat number of estimated deaths in North America. A lower mix of burial caskets sold resulted in an $8.0 million reduction in revenues for the year. While this mix trend has been consistent for several years, recent product launches in under penetrated areas have focused on lower price points with high eye-appeal, low feature content offerings, contributing to the unfavorable mix. However, our merchandising efforts have helped to partially offset this trend, driving increased customer satisfaction in addition to sales of higher value products. The Batesville brand continues to generate year over year price realization improvement, contributing an additional $21.5 million to revenues in fiscal 2007.

Cost of goods sold of $388.6 million decreased $3.3 million compared to the same period in 2006. Material and conversion cost reductions totaled $8.2 million, with $6.2 million of the difference related to the 1.9 percent reduction in burial units sold during the year. Additional drivers of the lower costs included a local sourcing initiative at our Chihuahua, Mexico facility, yield improvement initiatives at our Vicksburg, Mississippi rough mill, and lower pension, bonus, and utility rates compared to the prior year. Various process improvements within the plants have generated productivity improvements that more than offset compensation inflation for the year. Fixed manufacturing costs were lower by $1.4 million driven primarily by savings of $2.7 million from the plant consolidation completed in the prior year, offset by higher benefit costs of $0.8 million and general cost increases of $0.5 million. Distribution expenses were $1.8 million higher than prior year resulting primarily from increased costs of $0.6 million realized in connection with a distributor acquisition during the year, while depreciation and personnel costs also increased. In the prior year, we also recognized $1.9 million in increased gains from asset sales (including our Nashua facility) as well as a $0.9 million insurance settlement, all as components of cost of goods sold.

Operating expenses increased $12.6 million compared to 2006, including $8.7 million in costs associated with the Yorktowne acquisition attempt and related supply agreement. In conjunction with our strategic initiatives, $3.8 million of spending occurred which was targeted at generating revenue growth and focused primarily on sales force expansion and support of our merchandising initiative. Increased costs associated with healthcare, pension, equity based awards totaled $2.8 million and were more than offset by the $3.0 million reduction in incentive compensation earned for the fiscal year. Likewise, increased recruiting expenses and additional bad debt expenses also impacted our year over year spending but were partially countered by savings within our information technology group as a result of insourcing certain functions.

In addition to the operating expenses discussed above, we were allocated $5.1 million of expenses from Original Hillenbrand, primarily legal and professional fees, in preparing for the pending separation of Batesville Casket.

Net income was reduced $13.7 million as our lower operating profit was offset by the incremental reduction in our income tax expense of $8.1 million. The effective rate of our income tax provision was 36.6%, compared to 36.7% in the prior year.

Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005

For the year ended September 30, 2006, our revenues rose when compared to the same period in the prior year, increasing by 2.3 percent, or $15.2 million. We realized improved pricing on our burial product lines of $25.1 million which helped to offset other revenue pressures. Lower volumes in our burial casket product line reduced revenues by $9.0 million as the impact of cremation continued to occur. During the second quarter of fiscal 2006, we began a phased geographic launch of the new Geminitm product line, a high eye appeal, low feature content non-gasketed steel product. While this product introduction was well received in the marketplace, the added volume contributed to a lower product mix sold during the year, a primary driver to the $7.3 million unfavorable mix impact on revenues. Sales of our private label caskets and casket parts from our NorthStar product line added $4.1 million of revenue growth as we continue to expand into this channel of independent manufacturers and distributors.

Cost of goods sold totaling $391.9 was down slightly from the prior year. Overall burial units sold (including both core products as well as NorthStar private label units) were down less than 1%. Total material and conversion costs were down $1.8 million. We experienced lower costs in carbon steel and wood prices (two of our largest commodity spends), although inflationary pressures continued with plastics, chemicals, zinc and red metals. Our solid wood plant consolidation progressed as scheduled, contributing additional costs as a result of material yield issues and production inefficiencies, not unusual for a consolidation of this size. Utility rates continued to be higher in 2006 as our overall spending in this area increased year over year. Fixed manufacturing costs decreased nearly $3.0 million from the prior year driven mostly by the closure of our New Hampshire solid wood plant as well as the gain recognized from the sale of that facility. We also recorded a $1.0 million gain on the insurance recovery of costs incurred due to a fire at our

Vicksburg rough mill. Distribution expenses increased in fiscal 2006 by $3.8 million, driven by higher fuel costs, increased compensation and benefits and investments in certain geographies related to initiatives to improve service.

Operating expenses were substantially flat in fiscal 2006 compared to the prior year. Legal expenses increased by $6.3 million driven by the outstanding antitrust litigation that is ongoing. Incentive compensation cost also increased by $7.1 million as a payout was earned during 2006 which had not occurred in 2005. Offsetting these items were lower pension and post retirement benefit costs of $2.5 million, favorable variable sales compensation and marketing expenses of $2.2 million, and reduced allocated corporate costs and information technology expenses totaling $4.1 million combined. In addition, improved operating expenses were realized as 2005 included a $2.3 million special charge related to a manufacturing facility closure and an organizational rightsizing.

Net income improved $10.4 million as the additional operating profit was offset by the incremental tax expense of $5.1 million. The effective rate of our income tax provision was 36.7%, compared to 37.0% in the prior year.

Special Charges

In the third fiscal quarter of 2005, we announced plans to close our Nashua, New Hampshire plant and consolidated our solid wood casket production into our Batesville, Mississippi plant. The consolidation of the two plants resulted in a special charge, reported as a component of Operating expenses in the third quarter of fiscal 2005, of $1.5 million. Additionally, other pre-tax costs of $2.3 million, including certain severance and other termination benefits, as well as costs related to accelerated depreciation expense, the transfer of equipment, training of employees and other costs, were realized through the completion of the consolidation of the plants in the second quarter of fiscal 2006 as a component of costs of goods sold. All cash charges associated with this action have since been paid.

Liquidity and Capital Resources

Our financial resources have historically been provided by Original Hillenbrand, which has historically managed cash on a centralized basis. Accordingly, cash receipts associated with our business have been transferred to Original Hillenbrand on a daily basis, and Original Hillenbrand has funded our cash disbursements. These net cash transfers are reflected in parent company investment in our Combined Financial Statements.

Net cash flows from operating activities have represented our primary sources of funds for growth of our business, including capital expenditures and acquisitions.

	Three Months Ended		Fiscal Year Ended
	December 31,		September 30,
	2007	2006	2007	2006	2005
	(Unaudited)

Cash flows provided by (used in):
Operating activities	$22.7	$29.9	$127.3	$124.6	$88.9
Investing activities	(2.2)	(1.1)	(20.1)	(15.3)	(13.2)
Financing activities*	(20.2)	(26.5)	(103.5)	(107.0)	(78.3)
Effect of exchange rate changes on cash	(0.4)	(0.1)	0.3	0.3	0.1

Increase (decrease) in cash	$(0.1)	$2.2	$4.0	$2.6	$(2.5)

*	Represents net cash provided to our parent company.

Operating Activities

Operating cash flows for the three month period ended December 31, 2007, were $22.7 million, which was $7.2 million lower than the prior year comparable period. This decrease resulted from lower operating profits, as well as an increase in accounts receivable and prepaid expenses.

Operating cash flows for the year ended September 30, 2007 were $127.3 million, which was $2.7 million higher than the prior fiscal year. Although our net income decreased in fiscal 2007 from the prior year, the effect of this was more than offset by improved collection of accounts receivable and reduced payments related to deferred compensation compared to prior year.

Compared to the fiscal year ended September 30, 2005, net cash provided by operating activities increased $35.7 million to $124.6 million in fiscal 2006. That increase was driven largely by lower funding of defined benefit retirement plans, as funding in the prior year included a significant contribution to Original Hillenbrand’s master defined benefit retirement plan and totaled $43.6 million. Other significant cash flow drivers were higher 2006 net income of $10.4 million and lower inventories as we finished the year with stronger deliveries in the fourth quarter of 2006. Partially offsetting the impact of those items was an increase in deferred compensation payments during 2006 of $10.9 million.

Investing Activities

Net cash used in investing activities for the three month period ended December 31, 2007, increased by $1.1 million over the prior year comparable period due to increased capital expenditures.

Net cash used in investing activities for the year ended September 30, 2007 increased by $4.8 million over the prior fiscal year. This increase resulted from a reduction in the proceeds we received from disposal of property, primarily related to the sale of our former Nashua wood manufacturing facility sold in fiscal 2006. Additionally, our spending for business acquisitions increased by $2.9 million over the prior fiscal year.

In January 2007, Batesville acquired a small regional casket distributor for cash of $5.2 million. This acquisition capitalizes on our capacity to serve the broad needs of funeral service professionals and expands our distribution base in the Midwest and Florida. We have completed the valuation of assets and liabilities acquired and an allocation of the purchase price, resulting in the recognition of approximately $1.6 million of intangible assets and $2.6 million of goodwill. The purchase price remains subject to a contingent consideration provision based on volume retention which, if paid, would be recorded as an adjustment to goodwill, thus this allocation of purchase price remains subject to change.

During the fiscal year ended September 30, 2006 net cash used in investing activities totaled $15.3 million compared to $13.2 million in the 2005 fiscal year. The slightly higher use of cash was driven by the fiscal 2006 acquisition of a small regional casket distributor for $2.7 million, along with $2.5 million of higher capital expenditures. Those increases in cash spend were partially offset by a $3.1 million increase in proceeds from the disposal of property and equipment in fiscal 2006, primarily related to sale of our former Nashua wood manufacturing facility.

Financing Activities

During the three month period ended December 31, 2007, net cash provided to our parent company decreased by $6.3 million to $20.2 million when compared to the same period prior year.

Cash flows from financing were comprised of changes in our parent company investments account, which represents net cash withdrawn from the funeral service business by Original Hillenbrand. Net cash provided to our parent company decreased by $3.5 million to $103.5 million for fiscal 2007.

For the fiscal year ended September 30, 2006, the change in parent company investment represented an additional net use of our cash, when compared to fiscal 2005, of $28.7 million.

Other Liquidity Matters

In connection with the separation we expect to enter into a new $400 million five-year senior revolving credit facility with a syndicate of banks. We expect that the availability of borrowings under the facility will be subject to our ability at the time of borrowing to meet certain specified conditions, including certain financial ratios. We expect the facility will provide that we may use borrowings under the facility for working capital, capital expenditures, and other lawful corporate purposes and to finance acquisitions. The terms of the facility have not been finalized, but we expect that the facility will contain covenants that, among other matters, will require us to maintain a leverage ratio of no more than 3.50 to 1.0 and an interest coverage ratio of not less than 3.50 to 1.0. In connection with the consummation of the separation, we expect to borrow approximately $250 million under this facility and to use those borrowings to make a $250 million cash distribution to Original Hillenbrand. We expect to have $150 million of remaining borrowing capacity available under this facility.

We believe that, upon consummation of the separation, we will have a solid financial position with continued strong operating cash flows and availability under our previously discussed revolving credit facility, as well as potential access to the capital markets to fund the execution of our strategic initiatives. We also believe that upon separation it is likely that our borrowing costs will increase somewhat from Original Hillenbrand’s past borrowing costs, as our credit rating as an independent public company is expected to be lower than that of Original Hillenbrand. Although our combined financial statements do not reflect a history of paying dividends as a stand-alone public company, we expect to initially pay annual dividends of approximately $45 million, assuming an initial quarterly per share dividend of $0.1825 and assuming approximately 62 million of our shares are outstanding (based on the number of shares of Original Hillenbrand common stock outstanding on December 31, 2007 and a distribution ratio of one share of our common stock for every share of Original Hillenbrand common stock outstanding). Although not a guarantee of future results, we believe that our initial cash flows from operations will adequately fund our operating activities, service our debt under the proposed revolving credit facility, and support paying cash dividends at this level.

We intend to continue to pursue selective acquisition candidates in certain areas of our business, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We expect to fund future acquisitions primarily with cash on hand, cash flow from operations and borrowings, including the unborrowed portion of the five-year credit facility, but we may also issue additional debt and/or equity in connection with acquisitions.

We expect capital spending in 2008 to be generally consistent with previous capital spending levels, before consideration of additional capital requirements for any new business acquisitions.

We believe that cash on hand and generated from operations will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations for the foreseeable future. However, if a class is certified in any of the purported class action antitrust lawsuits filed against us, as described in “Business and Properties — Legal Proceedings — Antitrust Litigation,” and the plaintiffs prevail at trial, potential damages awarded the plaintiffs could have a material adverse effect on our results of operations, financial condition and/or liquidity.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements.

Contractual Obligations and Contingent Liabilities and Commitments

To provide visibility to matters potentially impacting our liquidity position, the following table outlines our contractual obligations as of September 30, 2007 (Dollars in millions):

	Payments Due by Period
		Less
		Than 1	1–3	4–5	After 5
Contractual Obligations	Total	Year	Years	Years	Years

Operating Lease Obligations	$15.7	$4.9	$7.2	$3.3	$0.3
Purchase Obligations(1)	11.6	11.6	—	—	—
Deferred Compensation Arrangements(2)	8.6	1.1	2.1	1.8	3.6
Pension Funding(3)	2.9	1.2	1.7	—	—
Other long-term liabilities(4)	27.7	4.5	8.1	5.2	9.9

Total Contractual Cash Obligations	$66.5	$23.3	$19.1	$10.3	$13.8

(1)	Purchase obligations represent contractual obligations under various take-or-pay arrangements entered into as part of the normal course of business. These commitments represent future purchases in line with expected usage to obtain favorable pricing. Also included are obligations related to purchase orders for which we have firm commitments related to order releases under the purchase order. The amounts do not include obligations related to other purchase obligations that are not considered take-or-pay arrangements or subject to firm commitments. Such purchase obligations are primarily reflected in purchase orders at fair value that are part of normal operations, which we do not believe represent firm purchase commitments. We expect to fund these commitments with operating cash flows.

(2)	Deferred compensation arrangements represent amounts due current and former executives and directors in accordance with elective deferrals. Under our deferred compensation program, deferred amounts can appreciate over time based on the individual’s election of either (a) a variable interest rate equal to the prime rate or (b) a phantom stock account whose value moves in accordance with the market value of Original Hillenbrand common stock and dividends paid by Original Hillenbrand.

(3)	The minimum pension funding represents payments to comply with funding requirements. The annual projected payments beyond fiscal 2008 are not currently determinable. Our minimum pension funding requirements were substantially reduced as a result of the $42.8 million of funding made to the Original Hillenbrand primary benefit pension plan during 2005.

(4)	Other long-term liabilities includes the forecasted liquidation of liabilities related to our casket pricing obligation, self-insurance reserves and long-term severance payments.

During the three months ended December 31, 2007, there have not been any material changes in our contractual obligations.

In addition to the contractual obligations disclosed above, we also have a variety of other agreements related to the procurement of materials and services and other commitments. We are not subject to any contracts that commit us to material non-cancelable commitments. While many of these agreements are long-term supply agreements, some of which are exclusive supply or complete requirements-based contracts, we are not committed under these agreements to accept or pay for requirements which are not needed to meet production needs.

As provided in the employee matters agreement and the distribution agreement and summarized under “Arrangements Between Original Hillenbrand and New Hillenbrand — Employee Matters Agreement,” we have assumed certain employee-related obligations for Original Hillenbrand directors and former corporate employees and employees of other non-medical technology businesses. Should neither we nor Original Hillenbrand be able to receive a full deduction for the discharge by us of such assumed liabilities, the associated assumed liabilities may be assigned back to Original Hillenbrand requiring us to make an immediate cash payment equivalent to the then net-of-tax carrying value of such liabilities in our books and records. Based upon the carrying amounts of these liabilities and the related tax benefits as of December 31, 2007, the cash payment that we would have been required to make under the circumstances described above was approximately $16 million.

In conjunction with our recent acquisition activities, we have entered into certain guarantees and indemnifications of performance with respect to the fulfillment of our commitments under the respective purchase agreements. The arrangements generally indemnify the seller for damages associated with breach of contract, inaccuracies in representations and warranties surviving the closing date and satisfaction of liabilities and commitments retained under the applicable contract. Those representations and warranties which survive closing generally survive for periods up to the maximum period allowed by the applicable statutes of limitations. Guarantees and indemnifications with respect to acquisition activities, if triggered, would not have a materially adverse impact on our financial condition and results of operations. As discussed above, in conjunction with the separation we will enter into a distribution agreement and judgment sharing agreement with Original Hillenbrand. If we are required to make any payments to Original Hillenbrand under the provisions of these agreements, those payments could be substantial and could materially adversely affect our financial condition and liquidity. See “Risk Factors — Risks Related to the Separation” and “Arrangements between Original Hillenbrand and New Hillenbrand — Distribution Agreement” and “— Judgment Sharing Agreement.”

Critical Accounting Policies

Our accounting policies, including those described below, require management to make significant estimates and assumptions using information available at the time the estimates are made. Such estimates and assumptions significantly affect various reported amounts of assets, liabilities, revenues and expenses. If future experience differs materially from these estimates and assumptions, results of operations and financial condition could be affected. Our most critical accounting policies are described below. A more detailed description of our significant accounting policies is included in the Notes to our Combined Financial Statements included elsewhere in this information statement.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” Revenue for our products is generally recognized upon delivery of the products to the customer, but in no case prior to when the risk of loss and other risks and rewards of ownership are transferred.

Net revenues reflect gross revenues less sales discounts, customer rebates, sales incentives, and product returns. In accordance with Emerging Issue Task Force (“EITF”) 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” we record reserves for customer rebates, typically based upon projected customer volumes. In addition, in connection with obtaining long-term supply agreements from our customers, we may offer sales incentives in the form of custom showrooms and fixtures. Costs associated with these sales incentives are amortized over the term of the related agreement, typically 3 to 5 years. Our sales terms generally offer customers various rights of return. We record reserves for estimated product returns in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 48, “Revenue Recognition When Right of Return Exists.”

Liabilities for Loss Contingencies Related to Lawsuits

We are involved on an ongoing basis in claims and lawsuits relating to our operations, including environmental, antitrust, patent infringement, business practices, commercial transactions and other matters. The ultimate outcome of these lawsuits cannot be predicted with certainty. An estimated loss from these contingencies is recognized when we believe it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, it is difficult to measure the actual loss that might be incurred related to litigation. The ultimate outcome of these lawsuits could have a material adverse effect on our financial condition, results of operations and cash flow. See “Business and Properties — Legal Proceedings” for additional details.

Legal fees associated with claims and lawsuits are generally expensed as incurred. Upon recognition of an estimated loss resulting from a settlement, an estimate of legal fees to complete the settlement is also included in the amount of the loss recognized.

We are also involved in other possible claims, including product and general liability, workers compensation, auto liability and employment related matters. Claims other than employment and related matters have deductibles and self-insured retentions ranging from $150 thousand to $1.0 million per occurrence or per claim, depending upon the type of coverage and policy period. Outside insurance companies and third-party claims administrators establish individual claim reserves and an independent outside actuary provides estimates of ultimate projected losses, including incurred but not reported claims, which are used to establish reserves for losses. Claim reserves for employment related matters are established based upon advice from internal and external counsel and historical settlement information for claims and related fees, when such amounts are considered probable of payment.

The recorded amounts represent our best estimate of the costs we will incur in relation to such exposures, but it is possible that actual costs could differ from those estimates.

Stock-Based Compensation

Prior to fiscal 2006, we applied the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for stock-based compensation. As a result, no compensation expense was recognized for stock options granted with exercise prices equivalent to the fair market value of stock on the date of grant. Compensation expense was recognized on other forms of stock-based compensation, including stock and performance-based awards and units. Effective October 1, 2005, we adopted SFAS No. 123(R), “Share-Based Payment” using the modified prospective application method. This Statement requires companies to measure and recognize compensation expense for all stock options and share-based compensation transactions using a fair-value-based method. SFAS No. 123(R) eliminated the use of the intrinsic value method of accounting in APB Opinion No. 25. See further discussion of SFAS No. 123(R) in Notes 1 and 9 to the Combined Financial Statements.

Retirement and Postretirement Plans

Original Hillenbrand sponsors and we will assume retirement and postretirement benefit plans covering a majority of employees. Expense recognized in relation to such plans is based upon actuarial valuations and inherent in those valuations can be key assumptions including discount rates, expected returns on assets and projected future salary rates. The discount rates used in the valuation of our defined benefit pension and postretirement benefit plans are evaluated annually based on current market conditions. In setting these rates we utilize long-term bond indices and yield curves as a preliminary indication of interest rate movements, and then make adjustments to the respective indices to reflect differences in the terms of the bonds covered under the indices in comparison to the projected outflow of our pension obligations. Our overall expected long-term rate of return on pension assets is based on historical and expected future returns, which are inflation adjusted and weighted for the expected return for each component of the investment portfolio. Our rate of assumed compensation increase for pension benefits is also based on our specific historical trends of past wage adjustments in recent years and expectations for the future.

Changes in retirement and postretirement benefit expense and the recognized obligations may occur in the future as a result of a number of factors, including changes to any of these assumptions. Our expected rate of return on pension assets was 8.00 percent for fiscal 2007, 2006 and 2005. A 25 basis point increase in the expected rate of return on pension assets reduces annual pension expense by approximately $0.4 million. The discount rate was increased to 6.50 percent in 2007, up from 6.00 percent in 2006. For each 50 basis point change in the discount rate, the impact to annual pension expense ranges from $0.3 million to $0.5 million. Impacts from assumption changes could be positive or negative depending on the direction of the change in rates. See Note 5 to the Combined Financial Statements included elsewhere in this information statement for key assumptions and other information regarding our retirement and postretirement benefit plans.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This Statement requires recognition of the funded status of a benefit plan in the statement of financial position. SFAS No. 158 also requires recognition in other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. The Statement provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006, our fiscal year 2007. As such, we have adopted the recognition and disclosure elements at the end of the 2007 fiscal year. See Note 5 in the Combined Financial Statements for the impact of adopting SFAS No. 158.

Environmental Matters

We are committed to operating all of our businesses in a manner that protects the environment. In the past, we have voluntarily entered into remediation agreements with various environmental authorities to address onsite and offsite environmental impacts. From time to time we provide for reserves in our financial statements for environmental matters. We believe we have appropriately satisfied the financial responsibilities for all currently known offsite issues. Based on the nature and volume of materials involved regarding onsite impacts, we do not expect the cost to us of the onsite remediation activities in which we are currently involved to exceed $1 million dollars. Future events or changes in existing laws and regulations or their interpretation may require us to make additional expenditures in the future. The cost or need for any such additional expenditures is not known.

Recently Issued Accounting Standards

On October 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which addresses the accounting and disclosure of uncertain material income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. The adoption of FIN 48, which was reflected as a cumulative effect of a change in accounting principle, resulted in a decrease to beginning parent company equity at October 1, 2007 of $1.8 million.

In September 2006, the FASB issued “SFAS” No. 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007, our fiscal year 2009, and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. In December 2007, the FASB released a proposed FASB Staff Position (FSP FAS 157-b — Effective Date of FASB Statement No. 157) which, if adopted as proposed, would delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis. We are currently evaluating its potential impact to our financial statements and results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. This SAB redefines the SEC staff views regarding the process of quantifying financial statement misstatements and is aimed at eliminating diversity with respect to the manner in which registrants quantify such misstatements. Specifically, the SAB requires an entity to consider both a balance sheet and income statement approach in its evaluation as to whether misstatements are material. The adoption of SAB 108 did not have a material impact on our combined financial statements or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which gives entities the option to measure eligible financial assets, and financial liabilities at fair value. Its objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. If opted, the difference between carrying value and fair value at the election date is recorded as a transition adjustment to opening retained earnings. SFAS No. 159 is effective as of the beginning of a company’s first fiscal year after November 15, 2007, our fiscal year 2009. We are evaluating, the statement and have not yet determined the impact its adoption will have on our combined financial statements.

On December 4, 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” and SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements — an amendment of ARB No. 51.” SFAS No. 141(R) changes the accounting for acquisition transaction costs by requiring them to be expensed in the period incurred, and also changes the accounting for contingent consideration, acquired contingencies and restructuring costs related to an acquisition. SFAS No. 160 requires that a noncontrolling (minority) interest in a consolidated subsidiary be displayed in the consolidated balance sheets as a separate component of equity. It also indicates that gains and losses should not be recognized on sales of noncontrolling interests in subsidiaries but that differences between sale proceeds and the consolidated basis of accounting should be accounted for as charges or credits to consolidated additional paid-in-capital. However, in a sale of a subsidiary’s shares that results in the deconsolidation of the subsidiary, a gain or loss would be recognized for the difference between proceeds of that sale and the carrying amount of the interest sold. Also, a new fair value in any remaining noncontrolling ownership interest would be established. Both of these statements are effective for the first annual reporting period beginning on or after December 15, 2008, and early adoption is prohibited. As such, we will adopt the provisions of SFAS No. 141(R) and SFAS No. 160 beginning in our fiscal year 2010.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, collection risk associated with our accounts and notes receivable portfolio and variability in currency exchange rates. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are subject to variability in foreign currency exchange rates primarily in our Canadian operations. Exposure to this variability is periodically managed primarily through the use of natural hedges, whereby funding obligations and assets are both managed in the local currency. We, from time-to-time, enter into currency exchange agreements to manage our exposure arising from fluctuating exchange rates related to specific transactions. The sensitivity of earnings and cash flows to variability in exchange rates is assessed by applying an appropriate range of potential rate fluctuations to our assets, obligations and projected results of operations denominated in foreign currencies. We operate the program pursuant to documented corporate risk management policies and do not enter into derivative transactions for speculative purposes.

Our pension plan assets are also subject to volatility that can be caused by fluctuation in general economic conditions. Plan assets are invested by the plans’ fiduciaries, which direct investments according to specific policies. Those policies subject investments to the following restrictions: short-term securities must be rated A2/P2 or higher, fixed income securities must have a quality credit rating of “BBB” or higher, and investments in equities in any one company may not exceed 10 percent of the equity portfolio.

MANAGEMENT

Our Directors and Executive Officers

Our Board of Directors following the distribution will be comprised of eight directors. We have appointed Ray J. Hillenbrand as Chairman of our Board of Directors. Kenneth A. Camp, our President and Chief Executive Officer, also is a director, and each of the non-employee directors designated below has been elected to the board. We expect to identify four additional directors prior to the completion of the distribution. Upon completion of the distribution, a majority of the members of our Board of Directors will be independent as defined by New York Stock Exchange listing standards.

Upon completion of the distribution, our Board of Directors will be divided into three classes. Class I directors will be elected for terms expiring at the annual meeting of shareholders to be held in 2009, Class II directors will be elected for terms expiring at the annual meeting of shareholders to be held in 2010, and Class III directors will be elected for terms expiring at the annual meeting of shareholders to be held in 2011. Class assignments for our directors will be determined prior to completion of the distribution. Commencing with the annual meeting of shareholders to be held in 2009, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires for three year terms.

The following table sets forth information as to persons who serve or who are currently expected to serve as our directors or executive officers immediately following the distribution, including their ages as of December 31, 2007. None of the identified executive officers will retain their positions with Original Hillenbrand after the distribution. The positions identified in the table refer to positions with New Hillenbrand, except where the table indicates that the position is with our Batesville Casket subsidiary.

Name	Age	Position

Ray J. Hillenbrand	73	Chairman of the Board of Directors
Kenneth A. Camp	62	President, Chief Executive Officer and Director
Cynthia L. Lucchese	47	Senior Vice President and Chief Financial Officer
John R. Zerkle	53	Senior Vice President, General Counsel and Secretary
Michael L. DiBease	54	Vice President, Marketing of Batesville Casket
Mark A. English	45	Vice President, Global Sales of Batesville Casket
Douglas I. Kunkel	43	Vice President, Global Supply Chain Management of Batesville Casket
Theodore S. Haddad	44	Chief Accounting Officer

W August Hillenbrand	67	Director
Eduardo R. Menascé	62	Director

Ray J. Hillenbrand has been a director of Original Hillenbrand since 1970 and served as Chairman of the Board of Original Hillenbrand from January 17, 2001 until March 20, 2006. He has been engaged in the management of personal and family investments for much of his career. Mr. Hillenbrand was employed by and active in the management of Original Hillenbrand prior to his resignation as an officer in 1977. Mr. Hillenbrand is President of Dakota Charitable Foundation and serves as a member of the Board of Trustees of The Catholic University of America, Washington, D.C. He is past Chairman of the Board of Rushmore Health Systems, which includes Rapid City Regional Hospital. Mr. Hillenbrand and W August Hillenbrand are cousins.

Kenneth A. Camp was elected President and Chief Executive Officer of Batesville Casket on May 1, 2001 and was elected Senior Vice President of Original Hillenbrand on October 1, 2006, having been a Vice President of Original Hillenbrand since October 8, 2001. He has been employed by Original Hillenbrand since 1981. Mr. Camp previously held the position of Vice President of Administration of Original Hillenbrand from 2000 to 2001. Prior to that assignment he held various positions at Batesville Casket including Vice President/General Manager of Operations from 1995 to 2000; Vice President, Sales and Service; Vice President, Marketing; and Vice President, Strategic Planning.

Cynthia L. Lucchese was elected as Vice President and Chief Financial Officer of Batesville Casket effective January 3, 2008. From 2005 to 2007, she served as Senior Vice President and Chief Financial Officer for Thoratec Corporation (NASDAQ: THOR). Prior to that, she worked for Guidant Corporation (NYSE: GDT) in a variety of senior finance roles, including Vice President and Treasurer, Vice President of Finance and Administration of the Guidant Sales Corporation, and Corporate Controller and Chief Accounting Officer.

John R. Zerkle was elected as Vice President and General Counsel of Batesville Casket in March 2004. From September 2002 to February 2004, Mr. Zerkle served as Vice President and General Counsel of Forethought Financial Services, Inc., then a subsidiary of Original Hillenbrand. He also served as Compliance Officer for Forethought Investment Management, Inc. Prior to joining Forethought, Mr. Zerkle was in private practice for twenty years, where he focused his practice on corporate, securities, regulatory and banking law matters.

Michael L. DiBease is currently Vice President, Marketing for Batesville Casket, and has held this position since April 2004. Mr. DiBease has been employed by Batesville Casket for 30 years during which time the majority of his assignments have been within the sales organization. From 2001 until April 2004, Mr. DiBease held the position of Vice President of Sales. Prior to that, Mr. DiBease served Batesville Casket as its Vice President of Strategic Accounts, serving in that capacity for ten years.

Mark A. English is currently the Vice President, Global Sales of Batesville Casket. Mr. English has held this position since August 2006. Mr. English joined Batesville Casket in December 2002 as the Vice President of Strategy and Planning, then serving as the Vice President, Sales of the East Division prior to his current role. Mr. English began his career with Original Hillenbrand in 1989 when he joined Support Systems International, now Hill-Rom Company, Inc. During his tenure with Hill-Rom, Mr. English served in various senior logistics positions.

Douglas I. Kunkel is the Vice President, Global Supply Chain Management for Batesville Casket. He has held this position since May 2007. Prior to that, Mr. Kunkel was the Vice President of Operations of Batesville Casket from September 2005 to April 2007, and was the Vice President and Chief Financial Officer for Batesville Casket from January 2002 to August 2005. Before joining Batesville Casket, Mr. Kunkel held various finance positions for Hill-Rom Company, Inc., including Vice President and Controller, Director of International and Financial Planning, and Manager of International Finance. Prior to joining Hill-Rom, Mr. Kunkel spent six years in public accounting with the firm of Arthur Andersen. Mr. Kunkel is a member of the Board of Directors of MainSource Financial Group (NASDAQ: MSFG), a $2.5 billion financial holding company, where he serves on the compensation committee and audit committee.

Theodore S. Haddad, CPA, was hired as the Chief Accounting Officer of Batesville Casket effective September 17, 2007. Prior to joining Batesville Casket Company, Mr. Haddad served as a Senior Manager in the Audit and Business Advisory Services group of PricewaterhouseCoopers, LLP since July 2002.

W August Hillenbrand has served as a director of Original Hillenbrand since 1972 and served as Chief Executive Officer of Original Hillenbrand from 1989 until 2000. Mr. Hillenbrand also served as President of Original Hillenbrand from 1981 until 1999. Prior to his retirement in December 2000, Original Hillenbrand had employed Mr. Hillenbrand throughout his business career. Mr. Hillenbrand is the Chief Executive Officer of Hillenbrand Capital Partners, an unaffiliated family investment partnership. He is also a director of DPL Inc. of Dayton, Ohio and Pella Corporation of Pella, Iowa. Mr. Hillenbrand and Ray J. Hillenbrand are cousins.

Eduardo R. Menascé has served as a director of Original Hillenbrand since 2004. He is the retired President of the Enterprise Solutions Group for Verizon Communications, Inc., New York City, New York. Prior to the merger of Bell Atlantic and GTE Corporation, which created Verizon Communications, he was the President and Chief Executive Officer of CTI MOVIL S.A. (Argentina), a business unit of GTE Corporation, from 1996 to 2000. Mr. Menascé has also held senior positions at CANTV in Venezuela and Wagner Lockheed and Alcatel in Brazil and from 1981 to 1992 served as Chairman of the Board and Chief Executive Officer of GTE Lighting in France. He earned a Bachelor’s degree in Industrial Engineering from Universidad Pontificia Catolica de Rio de Janeiro and a Master’s degree in Business Administration from Columbia University. Mr. Menascé currently serves on the Boards of Directors of Pitney Bowes Inc., a global provider of integrated mail and document management solutions, John Wiley & Sons, Inc., a developer, publisher and seller of products in print and electronic media for educational, professional, scientific, technical, medical, and consumer markets, and KeyCorp, one of the nation’s leading bank-based financial service companies.

Committees of the Board of Directors

Following completion of the distribution, our Board of Directors will have the following committees, each of which will operate under a written charter adopted by our Board of Directors:

Audit Committee

The Audit Committee will have general oversight responsibilities with respect to our financial reporting and financial controls. It will review annually our financial reporting process, our system of internal controls regarding accounting, legal and regulatory compliance and ethics that management or the Board has established and the internal and external audit processes of New Hillenbrand. The Audit Committee is expected to consist of Eduardo R. Menascé (Chairman), Ray J. Hillenbrand and an additional director to be identified prior to the distribution. Each member of the Audit Committee will be independent under Rule 10A-3 of the Securities and Exchange Commission and NYSE listing standards and meet the financial literacy guidelines established by the board in the Audit Committee Charter. The Board interprets “financial literacy” to mean the ability to read and understand audited and unaudited financial statements (including the related notes) and monthly operating statements of the sort released or prepared by New Hillenbrand, as the case may be, in the normal course of its business. Original Hillenbrand’s Board of Directors has determined that each of Mr. Menascé and Mr. Hillenbrand is an “audit committee financial expert” as that term is defined in Item 407 of Regulation S-K of the Securities and Exchange Commission.

Compensation and Management Development Committee

The Compensation and Management Development Committee will assist the Board in ensuring that our officers and key management are effectively compensated in terms of salaries, supplemental compensation and other benefits that are internally equitable and externally competitive. The Committee also will be responsible for reviewing and assessing the talent development and succession management actions concerning our officers and key employees. The composition of the Compensation and Management Development Committee will be determined prior to the distribution. Each member of the Compensation and Management Development Committee will be independent as defined by the New York Stock Exchange listing standards.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee will assist the board in ensuring that New Hillenbrand is operated in accordance with prudent and practical corporate governance standards, ensuring that the Board achieves its objective of having a majority of its members be independent in accordance with New York Stock Exchange and other regulations and identifying candidates for the Board of Directors. Ray J. Hillenbrand is expected to be Chairman of the Nominating/Corporate Governance Committee, and the remaining members will be identified prior to the distribution. Each member of the Nominating/Corporate Governance Committee will be independent as defined by the New York Stock Exchange listing standards.

Common Director Policy

Following the completion of the distribution, we expected that W August Hillenbrand and Eduardo R. Menascé will serve as directors of both New Hillenbrand and Hill-Rom Holdings. We refer to these directors as “common directors.” In order to avoid potential conflicts of interest and inadvertent divulgence of confidential information regarding any matter in which the interests of New Hillenbrand and Hill-Rom Holdings are potentially adverse (a “potentially adverse matter”), the Boards of Directors of each of New Hillenbrand and Original Hillenbrand have adopted the following general practices and procedures related to these common directors:

•	No common director will be entitled to receive any pre-meeting materials or meeting handouts relating to any potentially adverse matter;

•	Prior to the commencement of the discussion of any potentially adverse matter, each common director will excuse himself from the meeting at which such matter is about to be discussed;

•	No common director will be entitled to vote on any resolution relating to a potentially adverse matter; and

•	Each director of New Hillenbrand and Hill-Rom Holdings will use all reasonable efforts to ensure that no potentially adverse matter is discussed at any informal gathering where a common director is present.

These practices and procedures will be applicable to all committee and board meetings of New Hillenbrand and Hill-Rom Holdings as long as both companies share a common director.

Compensation Committee Interlocks and Insider Participation

Following the separation, none of our executive officers will serve as a member of the compensation committee of any entity that has one or more executive officers serving on our Compensation and Management Development Committee.

Compensation of Directors

Of the persons who will be members of our Board of Directors following the distribution, only Mr. Camp will be a salaried employee of New Hillenbrand. All other directors will receive separate compensation for Board service.

We expect the compensation that we will pay to our non-employee directors following the distribution will be substantially similar to the compensation that Original Hillenbrand currently pays to its non-employee directors. The details of Original Hillenbrand’s compensation program for its non-employee directors are as follows:

•	Non-employee directors receive an annual retainer of $25,000 for their service as directors, together with a $3,500 fee for each board meeting attended. The Chairman of the Board’s annual retainer is $150,000.

•	For any Board meeting lasting longer than one day, each non-employee director who attends receives $1,000 for each additional day.

•	Non-employee directors who attend a Board meeting or standing committee meeting by telephone receive fifty percent (50%) of the usual meeting fee.

•	Each non-employee director who is a member of the Nominating/Corporate Governance, Audit or Compensation and Management Development Committee receives a fee of $1,500 for each committee meeting attended.

•	The Chairs of the Audit, Compensation and Management Development and Nominating/Corporate Governance Committees receive an additional $10,000, $8,000 and $7,000 annual retainer, respectively.

•	Non-employee directors who attend meetings of committees of which they are not members receive no fees for their attendance.

•	Notwithstanding the foregoing, for any meeting of an ad hoc committee or team of the Board that requires attendance in person or by telephone, the non-employee directors who attend each receive a meeting fee of $1,500, except when such meetings occur before, during or after a meeting of the Board or a standing committee of the Board that also is attended by such directors.

•	Board and committee retainers are paid in quarterly installments and the meeting fees are paid following the meeting.

•	Each director is reimbursed for expenses incurred as a result of attendance at Board or committee meetings. Original Hillenbrand also makes its aircraft available to directors for attendance at Board meetings.

•	Each non-employee director is awarded on the first trading day following the close of each annual meeting of shareholders 1,800 restricted stock units (otherwise known as deferred stock awards) under Original Hillenbrand’s Stock Incentive Plan. Delivery of shares underlying such restricted stock units will occur on the later to occur of one year and one day from the date of the grant or the six month anniversary of the date that the applicable director ceases to be a member of the Board of Directors. In the case of the Chairman of the Board, his or her annual grant of restricted stock units is 3,500.

•	Non-employee directors also are eligible to participate in Original Hillenbrand’s group term life insurance program in which Original Hillenbrand pays premiums. Death benefits, which are age related, range from $60,000 to $150,000.

Directors may elect to defer all or a portion of their compensation under the Original Hillenbrand Board of Directors’ Deferred Compensation Plan. We expect to adopt a similar plan for our directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

Our named executive officers are Kenneth A. Camp, President and Chief Executive Officer; John R. Zerkle, Vice President, General Counsel and Secretary; Michael L. DiBease, Vice President, Marketing of Batesville Casket Company; and Douglas I. Kunkel, Vice President, Global Supply Chain of Batesville Casket Company. These individuals are referred to as the “Named Executive Officers.” Cynthia L. Lucchese, who will be our Senior Vice President and Chief Financial Officer, was not an employee of Original Hillenbrand or any of its subsidiaries during fiscal year 2007. Accordingly, we do not present executive compensation information below for a principal financial officer.

Background

Prior to the separation, the elements and amounts of the compensation of the Named Executive Officers have been determined or approved by Original Hillenbrand. Accordingly, this discussion and analysis is of the compensation arrangements applicable to our Named Executive Officers prior to the separation, except where we indicate otherwise or the context otherwise requires. In general, we expect that the objectives of New Hillenbrand’s compensation program and the elements of compensation paid by New Hillenbrand after the separation will be similar to those of Original Hillenbrand. However, compensation of our executive officers will be determined by the Compensation and Management Development Committee of our Board of Directors, which may make adjustments to these compensation arrangements, or adopt new compensation arrangements following the separation.

As Senior Vice President of Original Hillenbrand and President and Chief Executive Officer of its Batesville Casket business unit, Mr. Camp has been a named executive officer of Original Hillenbrand. Accordingly, Mr. Camp’s compensation has been set by, and been a specific focus of, Original Hillenbrand’s Compensation and Management Development Committee (the “Compensation Committee”). As senior officers of Batesville Casket but not executive officers of Original Hillenbrand, our other Named Executive Officers have been compensated within the existing Original Hillenbrand pay grade structure approved by the Compensation Committee. Their compensation generally has been set by, or based on the recommendation of, the President and Chief Executive Officer of Batesville Casket within the parameters of the Original Hillenbrand pay grade structure. Because of Mr. Camp’s role as a senior executive of the parent company as well as President and Chief Executive Officer of Batesville Casket, compared to the other Named Executive Officers who have been division level officers, Mr. Camp’s total compensation has been substantially greater than the total compensation of the other Named Executive Officers. We expect the compensation of Messrs. Camp and Zerkle going forward to reflect their increased responsibilities as executive officers of a separate publicly traded company.

Original Hillenbrand’s compensation programs have been designed by Original Hillenbrand’s Compensation Committee and approved by Original Hillenbrand’s Board of Directors.

Objectives and Principles of Original Hillenbrand’s Executive Compensation Program

The objectives of Original Hillenbrand’s executive compensation program are to ensure officers and key management personnel are effectively compensated in terms of base salary, supplemental compensation and other benefits that are internally equitable and externally competitive and advance the long term interests of Original Hillenbrand’s shareholders. Original Hillenbrand’s compensation program is designed to reward individual performance relative to predefined duties and responsibilities (which may appropriately change as circumstances change). The compensation program also considers business performance at enterprise and business unit levels and long-term shareholder value creation.

Original Hillenbrand’s compensation program is based on the following guiding principles, which support Original Hillenbrand’s commitment to maintain a compensation program that fosters performance and the creation of long-term shareholder value:

•	Aligning management’s interests with those of shareholders;

•	Motivating and providing incentive for employees to achieve superior results;

•	Assuring clear accountabilities and providing rewards for producing results;

•	Ensuring competitive compensation in order to attract and retain superior talent; and

•	Ensuring simplicity and transparency in compensation structure.

To attract and retain high-caliber executive officers, Original Hillenbrand’s total compensation packages for the Named Executive Officers are intended to be in line with what is offered by companies with which it competes for executive talent. Original Hillenbrand also analyzes overall compensation carefully to ensure it recognizes other factors such as length of service, the level of experience and responsibility, complexity of position, internal pay equity within Original Hillenbrand and the degree of replacement difficulty. Original Hillenbrand also analyzes individual performance, including such qualities as leadership, strategic vision and execution of corporate initiatives. In addition to compensation being competitive and aligned with individual performance, significant portions of executive compensation should be tied to both the achievement of Original Hillenbrand’s key operational and financial performance goals and the value of Original Hillenbrand stock, thereby aligning executive compensation with both the success of Original Hillenbrand’s business strategy and objectives as well as the returns realized by its shareholders. To that end, Original Hillenbrand management has been granted opportunities for both short-term and long-term incentives that are tied to the achievement of key operational and financial metrics that drive Original Hillenbrand’s business strategy. Furthermore, Original Hillenbrand grants time-based stock options and deferred stock shares (also referred to as restricted stock units) and performance based deferred stock shares to ensure alignment with the interests of Original Hillenbrand’s shareholders. See the discussion under “— Equitable Adjustments to Outstanding Equity-Based Awards” below regarding the treatment of Original Hillenbrand equity-based awards in the separation.

Original Hillenbrand’s executives’ fixed compensation (which primarily includes base salaries, benefits and limited perquisites), as well as executives’ short-term and long-term performance-based compensation at target levels of performance, have generally been designed to fall at approximately the 50th percentile of compensation paid by companies with which Original Hillenbrand competes for executive talent. Total compensation is paid above or below the 50th percentile of the applicable market when pre-established business and/or personal criteria targets are exceeded or are not achieved. Our executives’ short-term and long-term performance-based compensation are each expressed as a percentage of their salaries. For fiscal 2007, Mr. Camp’s total compensation was below the 50th percentile of the applicable market, primarily as the result of the failure of both Original Hillenbrand and Batesville Casket to achieve target levels of financial performance for short term incentive compensation purposes. See “— Elements of Executive Compensation — Annual Cash Incentives.” Original Hillenbrand’s Compensation Committee did not review peer group or survey data for our other Named Executive Officers for 2007 compensation purposes.

To create an ongoing personal financial stake in Original Hillenbrand’s success for each officer, further align the interests of the officers and Original Hillenbrand’s shareholders and motivate officers to maximize shareholder value, Original Hillenbrand’s Board of Directors has adopted guidelines that require its executive officers to maintain specified stock ownership percentages. We expect to adopt similar guidelines.

Process for Determining Compensation

The Compensation Committee is charged with ensuring that Original Hillenbrand’s compensation programs meet the objectives outlined above. In that role, the Compensation Committee makes all executive compensation decisions, administers Original Hillenbrand’s compensation plans and keeps the Board of Directors informed regarding executive compensation matters. The Compensation Committee in consultation with Original Hillenbrand’s compensation consultant determines the compensation of the Chief Executive Officer. The Chief Executive Officer makes recommendations to the Compensation Committee regarding the compensation of his direct reports, including Original Hillenbrand’s other named executive officers, including Mr. Camp. As noted above, our other Named Executive Officers have been senior officers of Batesville Casket but not executive officers of Original Hillenbrand and have been compensated within the existing Original Hillenbrand pay grade structure approved by the Compensation Committee. Their compensation generally has been set by, or based on the recommendation of, the President and Chief Executive Officer of Batesville Casket within the parameters of the Original Hillenbrand pay grade structure. From time to time, Original Hillenbrand management also provides recommendations to the Compensation Committee regarding modifications to the elements and structure of Original Hillenbrand’s compensation program.

The Compensation Committee has normally engaged nationally recognized independent compensation and benefits consulting firms (1) to evaluate independently and objectively the effectiveness of and assist with implementation of Original Hillenbrand’s compensation and benefit programs and (2) to provide the Compensation Committee with additional expertise in the evaluation of Original Hillenbrand’s compensation practices and of the recommendations developed by management and firms engaged by Original Hillenbrand. The consultants also provide information and insights relative to current and emerging compensation and benefits practices. Since April 2005, the Compensation Committee has retained Ernst & Young as its compensation and benefits consulting firm. For executive officers of Original Hillenbrand, including Mr. Camp, Ernst & Young has provided peer group proxy and survey data regarding the amount, form and mix of compensation at the twenty-fifth percentile, median and seventy fifth percentile, which have been used by the Compensation Committee as one reference point in its decision making around compensation packages.

Among the factors considered by the Compensation Committee in determining the elements and amounts of total compensation are peer group data, survey data, internal pay equity, external market conditions, individual factors and aggregate compensation.

Peer Group and Survey Data.  As one of several factors in considering approval of elements of Original Hillenbrand’s compensation programs, the Compensation Committee has compared Original Hillenbrand’s compensation programs and performance against an approved peer group of companies. The compensation peer group, which is periodically reviewed and updated by the Compensation Committee, currently consists of twelve companies that are similar in size and in similar industries as Original Hillenbrand and with whom Original Hillenbrand may compete for executive talent. The companies comprising Original Hillenbrand’s compensation peer group, which was last revised in late 2004, through the end of fiscal year 2007 were:

Bard (C.R.), Inc.	Baxter International, Inc.
Beckman Coulter, Inc.	Becton Dickinson & Co.
Conmed Corporation	Dade Behring Holdings, Inc.
Invacare Corporation	Kinetic Concepts, Inc.
Mettler-Toledo International, Inc.	Respironics, Inc.
Steris Corporation	Viasys Healthcare, Inc.

The Compensation Committee also has received and considered supplemental information regarding the compensation paid by Apria Healthcare Group, Inc. and Hospira Inc. Although these companies have not been included in Original Hillenbrand’s compensation peer group, they are included in a performance peer group used by Original Hillenbrand’s management for other business purposes. In addition, in considering the compensation of management employees whose services relate solely to the funeral services business, which includes all of our Named Executive Officers other than Mr. Camp, the Compensation Committee has utilized comparative data from a peer group consisting of Carriage Services, Inc., Matthews International Corporation, Service Corporation International and Stewart Enterprises, Inc.

For fiscal 2008 and assuming the separation, the Original Hillenbrand Compensation Committee has established a new compensation peer group for use in its compensation related decisions for the Named Executive Officers. The companies in this peer group have been selected because they are in industries that are similar to ours, such as furniture, metals and fabrication, use manufacturing and distribution methodologies that are similar to ours and are comparable to us in size, based on revenues and number of employees, profitability and valuation methodology. This peer group currently consists of the following companies but may be subject to changes after the separation:

Acuity Brands	American Woodmark Corporation
Drew Industries	Ethan Allen Interiors, Inc.
Herman Miller, Inc.	La-Z-Boy
Matthews International Corporation	Sealy Corporation
Service Corporation International	Simpson Manufacturing
Stewart Enterprises, Inc.	Tempur-pedic International, Inc.
The Middleby Corporation

In addition to peer group data, the Compensation Committee considers survey data that include a broad sample of Fortune 1000 companies, focusing on data regarding companies with revenues within a reasonable range of Original Hillenbrand or its business units, companies in the manufacturing industry and companies with a comparable number of full time equivalent employees. The Compensation Committee uses data compiled from various compensation surveys (i.e., consolidated data averaged from at least three surveys) from human resource benefit firms such as Watson & Wyatt, Mercer and others as appropriate. The purpose of the survey data is to provide an additional source of market data to validate the findings under the proxy analysis. In particular, the survey data provide additional data based on the specific job responsibilities of Original Hillenbrand’s named executive officers compared to the appropriate market.

Internal Pay Equity.  From time to time, the Compensation Committee has examined the relationship between the compensation paid to executives within each pay grade and within Original Hillenbrand as a whole to avoid any unjustified differences in compensation. In December 2007, the Compensation Committee compared the pay of the Original Hillenbrand’s Chief Executive Officer to the next highest executive and to the average of its four other named executive officers as part of its analysis and approval of the compensation program for fiscal year 2008. In light of this information (coupled with other information reviewed as described in more detail below), the Compensation Committee did not identify issues within this analysis that would warrant any changes in compensation strategy. We expect that our Compensation and Management Development Committee will conduct similar internal pay equity reviews periodically for our Named Executive Officers.

External Market Conditions and Individual Factors.  The Compensation Committee is aware that it cannot establish total executive compensation levels solely on the basis of the median range of competitive benchmark survey data without additional analysis. Accordingly, the Compensation Committee also takes into account external market conditions and individual factors when establishing the total compensation of each executive. Some of these factors include the executive’s length of service, the level of experience and responsibility, complexity of position, individual performance, internal pay equity within Original Hillenbrand and the degree of replacement difficulty.

Aggregate Compensation.  For named executive officers of Original Hillenbrand, including Mr. Camp, the Compensation Committee has considered the aggregate value of base salary, short-term incentive compensation at target level and the estimated value of long-term incentive compensation. The Compensation Committee has compared the aggregate amount of these elements of compensation for Original Hillenbrand’s named executive officers, including Mr. Camp, to the aggregate amount of the same elements of named executive officer compensation at other companies using peer group and survey data and targeted aggregate compensation of Original Hillenbrand’s named executive officers at median levels. The most recent study for Original Hillenbrand’s named executive officers was performed in November 2006. In July 2007, Ernst & Young conducted compensation market analysis for Messrs. Camp and Zerkle based on their expected increased responsibilities with New Hillenbrand as an independent publicly traded company. We expect that our Compensation and Management Development Committee will perform similar total direct compensation studies periodically for our Named Executive Officers.

In addition, in December 2007, the Compensation Committee reviewed the total compensation of Original Hillenbrand’s named executive officers, including Mr. Camp, in comparison to the total compensation of its peer group companies, in each case as reported under the SEC’s new disclosure rules for executive compensation. The purpose of this high level review was to look at all elements of compensation that are not typically captured within a total direct compensation analysis covering base salary, annual incentive, and long term incentive compensation and, if there were significant differences, to understand what elements of compensation gave rise to the differences. Based on its total compensation review, the Compensation Committee did not identify any issues that warranted a change to the existing strategy.

As a supplemental analytical tool for the review of the total compensation of Original Hillenbrand’s named executive officers, the Compensation Committee also reviewed tally sheets for Original Hillenbrand’s named executive officers, including Mr. Camp, in December 2007. The tally sheets provided information not only relative to the total compensation of Original Hillenbrand’s named executive officers, but also provided information on how changing one element of pay could impact other payments, including payments under severance and change in control agreements. In light of the fact that generally no merit increases were proposed for Original Hillenbrand’s named executive officers in fiscal year 2008 (with Mr. Camp being the lone exception), the short-term incentive compensation opportunities did not change, and the long-term incentive awards were consistent with prior years, the Compensation Committee did not identify any issues that would warrant a change in the current compensation strategy for any of Original Hillenbrand’s named executive officers.

Elements of Executive Compensation

The three major components of Original Hillenbrand’s executive officer compensation are: (1) base salary, (2) variable cash incentive awards and (3) long-term, equity-based incentive awards. Each component of the program was developed in a “building block” approach, with the objective of developing a compensation package based on each element being competitive, based on peer group proxy statement and survey data, while also being competitive as a whole.

Base Salary.  Original Hillenbrand provides senior management with a fixed level of cash compensation in the form of base salary that is competitive and consistent with their skill level, experience, knowledge, length of service with Original Hillenbrand and the level of responsibility and complexity of their position. Base salary is intended to aid in the attraction and retention of talent in a competitive market. The target salary for Original Hillenbrand’s senior management has been based in part on the competitive market median of Original Hillenbrand’s peer group, supplemented by published survey data (the “competitive market”). Actual base salaries may differ from the competitive market median target as a result of various factors including length of service, the level of experience and responsibility, complexity of their position, individual performance, internal pay equity within Original Hillenbrand and the degree of difficulty in replacing the individual. The base salaries of senior management are reviewed by the Compensation Committee on an annual basis, generally during the first quarter of the fiscal year, as well as at the time of promotion or significant changes in responsibility. Executives are eligible for merit based increases based on prior year performance. Individual performance is determined by use of a broad based internal performance management system, which differentiates individual achievement. Performance is ranked on a scale that ranges from “unacceptable” to “outstanding,” with a corresponding range of possible merit based increases in base salary. For 2007, the recommended range of possible merit based increases was 0% to 6%, with a target increase of 3.5%. Our Named Executive Officers received merit based increases in 2007 ranging from 0% to 5%. Merit increases also may be positively or negatively affected by changes in the competitive market as determined through compensation market analysis. When adjusting base salaries, the Compensation Committee also considers the effects of the adjustment on other elements of compensation that may be tied to or related to base salary, including annual cash incentive awards, pension and retirement plan benefits and severance and change in control benefits.

The base salary paid to each of our Named Executive Officers during the year ended September 30, 2007, is set forth in the Summary Compensation Table under “— Compensation of Named Executive Officers” below. The Original Hillenbrand Compensation Committee has approved the following post separation base salaries for the Named Executive Officers, which in the case of Mr. Camp and Mr. Zerkle reflect the increased responsibilities of their positions with a stand alone public company: Mr. Camp — $650,000, Mr. Zerkle — $275,000, Mr. DiBease — $299,990, and Mr. Kunkel — $286,000.

Annual Cash Incentives

Overview.  The payment of annual cash incentives is formula-based, with adjustments for achievement of individual performance goals, and is governed by Original Hillenbrand’s Short-Term Incentive Compensation Plan (“STIC Plan”). The objective of the STIC Plan is to provide a total level of cash compensation that is heavily weighted on the achievement of internal performance objectives, which takes into consideration the competitive market median total cash compensation.

The STIC Plan is designed to motivate executives to perform and meet company and individual objectives, with significant compensation at risk. The program provides a mechanism to pay amounts above the market median (50th percentile) total cash compensation when Original Hillenbrand experiences above average financial success, is designed to encourage high individual and group performance and is based on the philosophy that employees should share in the success of Original Hillenbrand if above average value is created for Original Hillenbrand shareholders. The potential to be paid significant awards plays an important role in the attraction and retention of executives.

Pool Funding Percentage.  Under the terms of the STIC Plan, the Compensation Committee establishes specific financial objectives for Original Hillenbrand and its business units, and may also establish non-financial objectives. A STIC Plan pool is established for each of Original Hillenbrand and its business units and is funded based upon the achievement by Original Hillenbrand or the applicable business unit of the established performance objectives. Each STIC Plan pool is funded between 30% and 150% of the product of the target incentive compensation opportunity (expressed as a percentage of their base salary) for each STIC Plan participant times their base salary (“Pool Funding”). STIC Plan pools are funded at 100% when performance is at target levels and are funded up to 150% when performance exceeds target levels. STIC Plan pools are not funded, and no short-term incentive compensation is payable, when minimum financial performance objectives are not met.

Short-term financial performance objectives are established annually at levels that typically reflect strong financial performance under then existing conditions. Fiscal year 2007 financial performance objectives were measured in terms of revenues and operating income for Original Hillenbrand and its business units, with each STIC Plan pool being funded seventy five percent by operating income and twenty five percent by revenues generated within Original Hillenbrand or the applicable business unit. Despite the performance objectives, however, the Compensation Committee has the discretion to exclude from the calculation of applicable revenue and operating income targets for purposes of funding STIC Plan pools, nonrecurring special charges and amounts. These adjustments generally include items such as significant litigation and settlement costs; restructuring charges; changes in accounting policies; acquisition and divestiture impacts; and major unbudgeted material expenses incurred by or at the direction of the Original Hillenbrand Board of Directors. Additionally, for fiscal year 2007, to the extent business unit operating expenses were favorable to plan based on under spending against 2007 through 2009 strategic plan investment objectives, the Compensation Committee, in its discretion, further excluded that favorability from the calculation of the applicable operating income targets for purposes of funding STIC Plan pools. The target objectives are intended to represent stretch goals based on the business plan of Original Hillenbrand or the applicable business unit. The objectives are set with the intention that the relative level of difficulty in achieving the targets is consistent from year to year. Original Hillenbrand and Batesville Casket failed to meet minimum financial performance objectives in fiscal year 2005. In fiscal year 2006, performance of Batesville Casket was above target, and Original Hillenbrand’s consolidated performance achievement was slightly below target. In fiscal year 2007, achievement by Original Hillenbrand and Batesville Casket was above the minimum financial performance objectives but below target. The target financial performance objectives for Original Hillenbrand for fiscal 2007 were revenues of $2,080.4 million and operating income off $293.7 million. For Batesville Casket, the target financial performance objectives for 2007 were revenues of $704.7 million and operating income of $173.2 million.

Individual STIC Percentage.  Each participant is entitled to participate in the STIC Plan pools determined by the Compensation Committee. In fiscal 2007, Mr. Camp participated in both the Original Hillenbrand pool and the Batesville Casket pool and was eligible for payouts based 25% on the funding of the Original Hillenbrand pool and 75% on the funding of the Batesville Casket pool. Each of the other Named Executive Officers participated in and was eligible for payout under only the Batesville Casket pool.

Under the terms of the Plan for fiscal 2007, short term incentive compensation target opportunity, based on Original Hillenbrand or business unit performance, was equal to 75% of base salary in the case of Mr. Camp and 40% to 50% of base salary in the case of the other Named Executive Officers. The STIC Plan provides for individual short term incentive compensation payouts ranging up to a maximum of two times the executive’s short term incentive compensation target opportunity set forth above depending upon achievement of applicable Pool Funding and personal performance objectives (measured by a personal performance multiplier from 0% to 150%) determined by the President and Chief Executive Officer of Original Hillenbrand and approved by the Compensation Committee. Individual performance is measured using the same performance factors used for determining merit based increases in base salary. Those personal performance factors are based on achievement of personal performance goals established for each individual, including each of the Named Executive Officers, at the beginning of each fiscal year. Those goals are both qualitative and quantitative in nature and, therefore, the evaluation of performance against those objectives by the Compensation Committee is, in part, subjective. Additionally, the Compensation Committee evaluates individual performance against objectives that arise during the course of the applicable fiscal year that were not considered when individual goals were determined at the beginning of the year.

For 2007, the objectives established at the beginning of the year for Mr. Camp included executing the Batesville Casket business plan through continuous improvement in all facets of the business, managing pending litigation, consummating the acquisition of and integrating Yorktowne (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Factors Impacting Our Business — Acquisition activity”), demonstrating superb service and support to Batesville Casket’s largest customer while continuing to enhance customer relationships generally and nurturing our new growth initiatives. For Mr. Zerkle, the objectives established at the beginning of 2007 included conducting legal issues training to key employees, managing key litigation and intellectual property matters, coordinating all legal aspects for mergers and acquisitions and managing contract review. For Mr. DiBease, the objectives established at the beginning of 2007 included executing elements of the Batesville Casket strategic plan as it pertains to all elements of brand management, product development, marketing communication and promotion and technology solutions. Mr. DiBease’s objectives also included matters related to acquisitions and the further development of the NorthStartm program. For Mr. Kunkel, the objectives established at the beginning of 2007 included executing elements of the Batesville Casket strategic plan, including driving improvements in safety, quality, cost, delivery and customer satisfaction throughout the entire supply chain. Additionally, Mr. Kunkel had objectives around the development of talent throughout the supply chain organization and ensuring synchronization of the supply chain with other functional areas throughout Batesville Casket.

After considering personal performance against the goals described above and other objectives that arose during the course of the year, and Original Hillenbrand and Batesville Casket financial performance, the Compensation Committee awarded short-term incentive compensation to our Named Executive Officers for fiscal 2007 as set forth in the Summary Compensation Table under “— Compensation of Named Executive Officers” below.

The following provides an example of the calculation of annual cash incentives, using Mr. Camp. As described above, Mr. Camp’s target short term incentive compensation opportunity for fiscal 2007 was 75% of base salary, or approximately $318,077. He was eligible for payouts based 25% on the funding of the Original Hillenbrand pool and 75% on the funding of the Batesville Casket pool. Based on performance above minimum levels but below target levels at each of Original Hillenbrand and Batesville Casket, the Original Hillenbrand and Batesville Casket pools were funded at 78.4% and 59.0% of target opportunity, respectively. Thus, the financial performance modifier for Mr. Camp based on these funding levels was approximately 63.78% [(25% x 78.4%) + (75% x 59.0%)]. Based on his individual performance, Mr. Camp received an individual performance modifier of 100%. Accordingly, Mr. Camp’s annual cash incentive payment was equal to approximately 63.78% of his $318,077 target opportunity, or $202,881.

Short-term incentive compensation is calculated for each executive participant at the end of each fiscal year and is payable in cash. Payment of earned 2007 short-term incentive compensation was made during the first quarter of fiscal 2008. All or a portion of short term incentive compensation may be deferred by the executive and invested either in cash or common stock to be paid at the end of the deferral period.

Following the separation, we will have a short-term incentive compensation plan that is substantially the same as Original Hillenbrand’s, except that performance objectives will relate only to our company.

Long-Term Equity Awards

Overview.  Original Hillenbrand’s Stock Incentive Plan, which was approved by Original Hillenbrand’s shareholders in 2002, provides for the opportunity to grant stock options and other equity-based incentive awards to officers, other key employees and non-employee directors to help align those individuals’ interests with those of shareholders, to motivate executives to make strategic long-term decisions, and to better enable Original Hillenbrand to attract and retain capable directors and executive personnel. For a description of the treatment of Original Hillenbrand equity-based awards in the separation and the terms of the Stock Incentive Plan that we expect to adopt, see “— Equitable Adjustment to Outstanding Equity-Based Awards” and “— Stock Incentive Plan” below.

Equity based awards are generally granted to executive officers annually based on a grant range of between 0% and 200% of a standard grant amount. The standard grant amount is determined by the Compensation Committee as competitive market median awards for each executive grade level. The actual grant of awards, with potential grants up to 200% of standard grant, is made by considering the individual’s performance through the Original Hillenbrand performance management system, using the same performance factors as those used for merit based salary increases and short-term incentive compensation awards. While equity based awards are focused primarily on motivating future performance, to the extent that the executive officers’ personal performance objectives for the most recently completed fiscal year have not been achieved, those individuals’ equity based grants may be made at levels that are lower on the standard range of grants available. Awards made in 2007 based on 2006 performance for our Named Executive Officers other than Mr. Camp were based on the following ranges of potential stock option and deferred stock share (otherwise known as restricted stock unit) awards:

Deferred Stock Share
(otherwise known as
Restricted Stock Unit)
	Stock Option Range	Range

Michael L. DiBease	0 to 8,800	0 to 2,300
Douglas I. Kunkel	0 to 22,800	0 to 6,000
John R. Zerkle	0 to 8,800	0 to 2,300

Awards made to Mr. Camp in 2007 based on 2006 performance were determined on an assessment of Mr. Camp’s individual performance in relation to the number of stock options and deferred stock shares awarded to Mr. Camp in prior years. Actual awards granted to the Named Executive Officers during the year ended September 30, 2007 are set forth in the Grants of Plan-Based Awards Table under “— Compensation of Named Executive Officers” below.

As part of its analysis and approval of the fiscal 2008 long-term incentive awards, the Compensation Committee reviewed information relative to equity wealth accumulation based on previous grants as well as the anticipated fiscal 2008 grants. The purpose of this analysis was to determine whether prior and proposed grants are likely to be effective for retention and performance incentive to Original Hillenbrand’s named executive officers, including Mr. Camp, as well as to determine whether the accumulation of equity warranted continued participation in severance and change in control programs of Original Hillenbrand. Based on its analysis, the Compensation Committee did not identify any issues that would warrant a change in the existing long-term incentive strategy.

In addition to reviewing the equity accumulation information, the Compensation Committee also reviewed the overall share usage under Original Hillenbrand’s current stock incentive program prior to approving the fiscal 2008 awards. The Compensation Committee determined that Original Hillenbrand’s overall dilution trends and its annual dilution rate, when compared to peer group and market data, were reasonable, and no changes were warranted.

The budgeted awards for fiscal 2008 were adjusted upward approximately 5% for all eligible executives. This adjustment was made to partially address a shortfall to the competitive median market for equity compensation.

After considering the market shortfall and the individual performance for the Named Executive Officers, the Compensation Committee granted the following equity awards in December 2007:

		Deferred Stock Shares
		(otherwise known as
	Stock Options	Restricted Stock Units)

Kenneth A. Camp	20,000	4,000
Michael L. DiBease	4,000	1,000
Douglas I. Kunkel	11,400	3,000
John R. Zerkle	6,600	2,000

Time Based Equity Awards.  To better align the interests of executive officers with those of Original Hillenbrand’s shareholders, the Compensation Committee began in 2004 to substitute deferred stock shares (otherwise known as restricted stock units under the Stock Incentive Plan) for a significant portion of the stock option grants that would have previously been granted to executives. In September of 2005, after considering the Stock Incentive Plan burn rate, number of participants and potential aggregate target awards for participants, the Compensation Committee decided that the total value of equity based grants should be divided equally between stock options and deferred stock shares because the Compensation Committee wanted to provide long term equity based incentives balanced between higher risk and opportunity stock options, which are potentially more dilutive to Original Hillenbrand’s Stock Incentive Plan and outstanding equity with less risky and potentially less dilutive deferred stock shares, which are effective executive retention vehicles.

An option’s value to an executive upon exercise of the option and sale of the underlying shares is tied to corporate performance because higher corporate performance leads to higher share price and options have no value if equity value does not increase over the grant date stock price. Deferred stock shares (otherwise known as restricted stock units) provide for long-term incentive opportunities that differ from stock options. Deferred stock shares can have value to the executive even if the issuer’s share price declines prior to vesting, increasing their value as a retention device. While there is still value in the event of a declining stock price and less exposure to downside equity performance, there is less opportunity related to upside equity performance with deferred stock shares when compared to stock options because a lower number of deferred stock shares is awarded to provide comparable grant date fair value to stock options. Deferred stock shares and stock options typically vest in increments over five and three years, respectively. If an executive does not perform and is terminated before full vesting, he or she loses the value of unvested awards’ full potential award value, subject to certain early vesting events, such as a change in control, death, disability or retirement as described in more detail under “— Retirement, Change in Control Agreements and Severance” below.

Consistent with Original Hillenbrand’s long term practices, stock options and deferred stock shares (otherwise known as restricted stock units) are only granted by the Compensation Committee and are typically granted annually in November or December, following certification of Original Hillenbrand’s financial results from the immediately preceding fiscal year, regardless of the current trading price of Original Hillenbrand’s equity. Stock option exercise prices are the average of high and low equity price on the date of grant. Stock options are typically granted for terms of ten years, and vest one-third on each of the first three anniversaries of the date of grant. Deferred stock shares typically vest in twenty percent, twenty-five percent, twenty-five percent and thirty percent increments on the day after the dates of each of the second, third, fourth and fifth anniversaries of grant. Prior to fiscal 2008, an executive’s accumulated retirement and/or equity benefits have not been considered as a factor in the decision as to the annual grant size of long-term incentives, although we expect that wealth accumulation data will be used in setting compensation for our Named Executive Officers going forward.

On September 7, 2005, Original Hillenbrand’s Board of Directors ratified the Compensation Committee’s decision to accelerate the vesting of options granted in fiscal 2005 and certain other “underwater” stock options that had exercise prices of $50.48 or higher. In order to maintain high standards of integrity and governance, executive officers are restricted from performing exercise and sell transactions with such vested options until the original vesting date of the affected options. The primary purpose of the accelerated vesting of these options was to reduce Original Hillenbrand’s future reported compensation expense upon the adoption of SFAS No. 123(R), “Share Based Payment,” in the first fiscal quarter of 2006. In connection with its evaluation of the Stock Incentive Plan, the

Compensation Committee utilized the services of an independent compensation consulting firm to provide marketplace competitive information.

Performance Based Equity Awards.  During the third quarter of 2007, Original Hillenbrand granted a Performance Based Stock Award to Mr. Camp. This award is consistent with Original Hillenbrand’s compensation program’s guiding principles and was designed to (1) align Batesville Casket’s Chief Executive Officer’s interests with those of shareholders, (2) motivate and provide incentive to achieve superior results, (3) assure clear accountabilities and provide rewards for producing results, and (4) ensure competitive compensation.

This award is performance based deferred stock shares (otherwise known as restricted stock units), which are subject to any stock dividends, stock splits, and other similar rights inuring to common stock, but unlike the deferred stock shares described above, are not entitled to cash dividend reinvestment. Vesting of the awards is contingent upon achievement of one, two and three-year performance targets and corresponding service requirements. Upon completion of the separation, in determining vesting for Mr. Camp, these performance targets will reflect only our performance. Prior to the separation, the performance targets are based on a combination of Original Hillenbrand and Batesville Casket performance. The targets for the 2007 grants are based on the following key measures:

•	2007 — 2009 cumulative revenue

•	2007 — 2009 cumulative operating income

•	2007 — 2009 return on assets employed

The performance measures for our Chief Executive Officer were chosen based upon the importance of these objectives in the achievement of Original Hillenbrand’s strategic plan, providing quality earnings and creating value for Original Hillenbrand’s stockholders. In setting these performance targets, Original Hillenbrand also considered the performance of its peer group, market indices and customer base with the intent that these goals be set to represent stretch goals that would result in superior upper quartile performance relative to Original Hillenbrand’s customers and peers. Achievement of these targets is believed to be a “challenging” goal. However, 2007 was the first year in which these awards were made, and therefore there is no historical precedent on which to assess the likelihood of achievement. If the performance goals are met, the Performance Based Stock Award will fully vest at the end of 2009. These performance measures are subject to adjustment by the Compensation Committee based upon unusual or extraordinary items that were not contemplated when the performance measures were set and may be out of the control of management. These items are the same as those that are excluded in the calculation of performance measures for purposes of short-term incentive compensation. For 2007, the performance objectives were not achieved.

Other Equity Based Compensation.  In addition to the equity awards described above, senior management may from time to time receive additional equity based compensation at the date of hire, upon promotion, for special recognition or upon a significant change in responsibility. These awards are used as a recruiting and retention tool. These grants are typically in the form of stock options or deferred stock shares (otherwise known as restricted stock units) and are typically granted as a percentage of the respective employee’s base salary. There were no Other Equity Based Compensation awards made to the Named Executive Officers during fiscal year 2007.

Share Ownership Guidelines.  All executive officers and designated members of management of Original Hillenbrand are expected to own shares of Original Hillenbrand common stock. Specifically, our Chief Executive Officer, his executive officer direct reports, including the other Named Executive Officers, from and after the later to occur of (i) February 13, 2006 or (ii) the date on which any such individual first became an officer of Original Hillenbrand or any of its subsidiaries (“Start Date”) are required to hold shares of Original Hillenbrand common stock or equivalents described below at the following levels (“Required Ownership Level”):

Required Ownership Level
Position	(Expressed as Base Annual Salary Multiple)

Chief Executive Officer	2 x Base Annual Salary
Other Named Executive Officers	1 x Base Annual Salary

Shares owned outright (including vested deferred shares) and deferred stock shares (otherwise known as restricted stock units), whether vested or unvested, count as share equivalents towards the Required Ownership

Level. The Required Ownership Level must be achieved within five years from the Start Date. Failure to achieve or maintain the Required Ownership Level may result in (1) the applicable individual being required to hold all after tax vested deferred stock shares and after-tax shares acquired upon exercise of stock options or (2) suspension of future restricted stock or deferred stock share grants until the Required Ownership Level is achieved. The Compensation Committee (or its designee) may make exceptions, in its (his or her) sole discretion, in the event of disability or great financial hardship.

The foregoing Required Ownership Levels for the Named Executive Officers are based on their current positions at the Original Hillenbrand Batesville Casket subsidiary level. It is anticipated that after or in connection with the separation the Original Hillenbrand Compensation Committee or our Compensation and Management Development Committee will review and may adjust the Required Ownership Levels to reflect the increased responsibility levels of each Named Executive Officer with New Hillenbrand.

Section 162(m).  Section 162(m) of the Internal Revenue Code limits tax deductibility of certain executive compensation in excess of $1 million per year unless certain requirements are met. The Stock Incentive Plan is designed to provide for the grant of awards that meet these requirements and also enables the Compensation Committee to grant awards that do not satisfy the performance based pay exemption under the Section 162(m) requirements. For example, time-based vested deferred stock shares (otherwise known as restricted stock unit) awards do not satisfy the performance-based exception under 162(m) and therefore are subject to 162(m) and included in the $1 million dollar compensation cap in the year the awards are included in taxable income of the recipient.

Retirement, Change in Control Agreements and Severance

Overview.  Original Hillenbrand believes that it is in the best interests of it and its shareholders to have the unbiased dedication of its executives, without the distraction of personal uncertainties such as retirement or a change in control. Original Hillenbrand has designed its senior management retirement and other post-employment benefit programs to reduce such distraction. Original Hillenbrand believes that its programs allow for a “smooth” transition in the event of retirement or a change in control without providing “windfall” benefits to management. It also believes that these benefits are at market levels and competitive with those of other comparable companies. We expect to adopt similar programs in connection with the separation.

The components of Original Hillenbrand’s retirement benefits program are as follows:

•	Normal Retirement Guidelines

•	Deferred Compensation Program

•	Pension Plan

•	Savings Plan

•	Supplemental Executive Retirement Plan

•	Change in Control Agreements

•	Severance Pay Plan

Normal Retirement Guidelines.  Executives currently employed, including the Named Executive Officers, who are at least 55 years of age and with 5 years length of service are eligible to receive certain benefits under Original Hillenbrand’s Stock Incentive Plan. These guidelines are incorporated into each individual equity award agreement and have been approved by the Compensation Committee. The following is allowed:

•	accelerated vesting of outstanding time-based deferred stock awards and stock options, which have been held for at least one year;

•	partial vesting of outstanding performance-based deferred stock awards, which have been held for at least one year; and

•	an extension of up to three years of the time to exercise eligible outstanding stock options.

Executive Deferred Compensation Program.  Under the Hillenbrand Industries, Inc. Executive Deferred Compensation Program (the “Deferred Compensation Program”) certain executives, including the Named Executive Officers, who are chosen by the Compensation Committee may elect to defer all or a portion of their base compensation, payments under the Short-Term Incentive Compensation Program and certain other benefits to be paid in years later than when such amounts are due. As of September 30, 2007, none of the Named Executive Officers participate or have balances in the Deferred Compensation Program. We expect to adopt a similar deferred compensation program for our executive officers.

Pension Plan.  The Hillenbrand Industries, Inc. Pension Plan (the “Pension Plan”) covers officers and other employees of Original Hillenbrand and its subsidiaries. Directors of Original Hillenbrand who are not employees of Original Hillenbrand or one of its subsidiaries are not eligible to participate in the Pension Plan. In connection with the distribution, we intend to adopt a pension plan for our employees who are currently participants in the Pension Plan. Our employees will cease to participate in the Pension Plan effective upon the distribution. Our pension plan will replicate in all material respects the benefit formulas under the Original Hillenbrand Pension Plan, and the assets and liabilities of the Original Hillenbrand Pension Plan attributable to our employees and all other pension liabilities assumed by us in the separation will be transferred to our pension plan. Our employees will be given full credit under our pension plan for years of service and compensation accrued under the Original Hillenbrand Pension Plan. None of our employees who is not currently a participant in the Original Hillenbrand Pension Plan will be entitled to participate in our pension plan as this plan has been frozen to new participants. The principal terms of the Original Hillenbrand Pension Plan are described below.

Contributions to the Pension Plan by Original Hillenbrand are made on an actuarial basis, and no specific contributions are determined or set aside for any individual. Effective June 30, 2003, the Pension Plan was closed to new participants. Existing participants, effective January 1, 2004 were given the choice to remain in the Pension Plan and to continue earning credited service or to freeze their accumulated benefit as of January 1, 2004 and to participate in an enhanced defined contribution savings plan, as described below.

The Internal Revenue Code limits the amount of benefits that may be paid under the Pension Plan. A supplemental pension benefit that makes up for the Internal Revenue Code limitations is provided under the SERP described below. Benefits under the Pension Plan are not subject to deductions for Social Security or other offset amounts.

Employees who retire under the Pension Plan receive fixed benefits calculated by means of a formula that takes into account the highest average annual calendar year eligible compensation earned over five consecutive years and the employee’s years of service.

For information regarding the pension benefits payable to our Named Executive Officers, see the Pension Benefits at September 30, 2007 table under “— Compensation of Named Executive Officers” below.

Savings Plan.  Original Hillenbrand maintains the Hillenbrand Industries, Inc. Savings Plan (the “Savings Plan”), which covers substantially all employees, including senior management. In connection with the distribution, our employees, including the Named Executive Officers, will cease to participate in the Original Hillenbrand Savings Plan and instead will participate in a new savings plan that we will establish that is expected to be substantially similar to the current Savings Plan. The account balances of our employees and the related plan assets and all other participant liabilities assumed by us in the separation under the Original Hillenbrand Savings Plan will be transferred to our savings plan.

Under the Savings Plan, which is a tax-qualified retirement savings plan, participating employees may contribute up to 40 percent of compensation on a before-tax basis. Original Hillenbrand contributes a matching contribution to the Savings Plan for only those participants who are not active participants in the Pension Plan in an amount equal to fifty cents for each dollar contributed by participating employees on the first six percent of their compensation. Additionally, Original Hillenbrand annually contributes to the Savings Plan, (1) for employees who are active participants in the Pension Plan, an amount equal to three percent of such employees’ compensation and, (2) for employees who are not active employees in the Pension Plan, an amount equal to four percent of such employees’ compensation.

During 2007, the Savings Plan limited the “additions” that can be made to a participating employee’s account to $45,000 per year. “Additions” include all Original Hillenbrand contributions and the before-tax contributions made by Original Hillenbrand at the request of the participating employee under Section 401(k) of the Internal Revenue Code. Of those additions, the current maximum before-tax contribution made by a participating employee is $15,500 per year (or $20,500 per year for certain participants age 50 and over). In addition, no more than $225,000 of annual compensation may be taken into account in computing benefits under the Savings Plan. A supplemental savings plan benefit that makes up for these limitations is provided under the SERP as described below.

Participants immediately vest in their own contributions and earnings. Matching contributions made by Original Hillenbrand cliff vest after three years of continuous employment and all subsequent matching contributions immediately vest thereafter.

Each year Original Hillenbrand performs standard year-end coverage, nondiscrimination and compliance testing on the Savings Plan to ensure compliance with applicable Internal Revenue Service rules and regulations. In the event the plan does not meet the nondiscrimination requirements, a prorated portion of the contributions made by “Highly Compensated” employees will be returned to the respective employee in order to ensure compliance.

For information regarding compensation paid to our Named Executive Officers under the Savings Plan, see the Summary Compensation Table for Fiscal Year Ending September 30, 2007 and footnote 6 thereto under “— Compensation of Named Executive Officers” below.

Supplemental Executive Retirement Plan.  The Hillenbrand Industries, Inc. Supplemental Executive Retirement Plan (the “SERP”) provides additional retirement benefits to certain employees selected by the Compensation Committee or the Chief Executive Officer of Original Hillenbrand whose retirement benefits under the Pension Plan and/or Savings Plan are reduced, curtailed or otherwise limited as a result of certain limitations under the Internal Revenue Code. The employees that have been selected to participate in this plan include the senior executives of Original Hillenbrand and certain senior executives of its operating companies, including Kenneth A. Camp, Michael L. DiBease and Douglas I. Kunkel. In connection with the distribution, our employees who participate in the Original Hillenbrand SERP will cease to participate in the Original Hillenbrand SERP and instead will participate in a new SERP that we will establish that is expected to be substantially similar to the Original Hillenbrand SERP. The obligations to our employees under the Original Hillenbrand SERP will be transferred to our SERP. The Compensation and Management Development Committee of our board of directors or our Chief Executive Officer may select other employees of New Hillenbrand to participate in our SERP after the separation.

The additional retirement benefits provided by the SERP are (1) for certain Pension Plan participants chosen by the Compensation Committee, in an amount equal to the benefits under the Pension Plan which are so reduced, curtailed or limited by reason of the application of such limitation and/or (2) for certain Savings Plan participants chosen by the Compensation Committee, in an amount equal to the benefits under the Savings Plan which are so reduced, curtailed or limited by reason of the application of such limitation. Effective June 30, 2003, the Pension Plan and the Pension Plan portion of the SERP were closed to new participants. Additionally, certain participants in the SERP who are selected by the Compensation Committee may annually accrue an additional benefit of a certain percentage of such participants’ Compensation (as defined below) for such year (the current percentage is three), and the amount of the retirement benefit shall equal the sum of such annual accruals plus additional earnings factor. “Compensation” under the SERP means the corresponding definition of compensation under the Pension Plan and the Savings Plan plus a percentage of a participant’s eligible compensation as determined under Original Hillenbrand’s Short-Term Incentive Compensation Program. Long-term incentive compensation is not included in the calculation of the SERP benefits.

The retirement benefit to be paid under the SERP is from the general assets of Original Hillenbrand, and such benefits, except as otherwise required by Section 409A of the Code, are generally payable at the time and in the manner benefits are payable under the Pension Plan. Under the Savings Plan, a lump sum cash payment is available to the participant within one year of retirement or termination of employment. In the alternative a participant may defer receipt by electing a stream of equal annual payments for up to 15 years.

On March 16, 2006, in addition to an award of 18,671 deferred stock shares (otherwise known as restricted stock units) as of that date, which are further described in the Outstanding Equity Awards at September 30, 2007 table and footnote 4 thereto under “— Compensation of Named Executive Officers,” Original Hillenbrand agreed to provide supplemental benefits to Mr. Camp under the SERP as a further retention inducement. The agreement provides that if Mr. Camp remains employed by Original Hillenbrand or us for the entire four-year period beginning on March 16, 2006 and his employment is not thereafter terminated for “cause” (as defined in the employment agreement between us and Mr. Camp), then for benefit calculation purposes under the SERP, Mr. Camp will be credited with an additional four years of service earned under the Pension Plan portion of the SERP (in addition to the years of service Mr. Camp otherwise would earn under the SERP during such period). Also under this agreement, if during the four-year period beginning March 16, 2006 (1) Mr. Camp’s employment with Original Hillenbrand or us is terminated after March 16, 2007 due to disability or death, (2) Mr. Camp’s employment with Original Hillenbrand or us is terminated after March 16, 2007 without “cause” (as defined in Mr. Camp’s employment agreement) or by Mr. Camp for “good reason” (as defined in Mr. Camp’s employment agreement), (3) a “change in control” (as defined in the SERP) of Original Hillenbrand occurs, or (4) a sale, transfer or disposition of substantially all of the assets or capital stock of us occurs, then Mr. Camp will be credited with one additional year of service under the Pension Plan portion of the SERP for each full year worked during the four-year period beginning March 16, 2006 (in addition to the years of service Mr. Camp otherwise would earn under the SERP during such period). The distribution will constitute a disposition of all of the capital stock of us that will trigger the additional benefits under this agreement.

For information regarding the pension benefits payable to our Named Executive Officers under the SERP, see the Pension Benefits at September 30, 2007 table under “— Compensation of Named Executive Officers” below.

Change in Control Agreements.  Original Hillenbrand has entered into a Change in Control Agreement (the “Change in Control Agreement”) with Mr. Camp. The Change in Control Agreement is intended to encourage Mr. Camp’s continued employment by Original Hillenbrand or us and to allow Mr. Camp to be in a position to provide assessment and advice to the Original Hillenbrand Board of Directors regarding any proposed Change in Control without concern that Mr. Camp might be unduly distracted by the uncertainties and risks created by a proposed Change in Control. The change in control agreement between Mr. Camp and Original Hillenbrand will be terminated in connection with the distribution, and no amounts will be paid to Mr. Camp thereunder. Effective as of the distribution, we intend to enter into change in control agreements with certain of our officers, including each of the Named Executive Officers, containing substantially the same terms as the existing change in control agreement between Mr. Camp and Original Hillenbrand, except that (1) we will make changes to the definition of “Change in Control” as noted below; (2) in the case of the agreement we will enter into with Mr. Camp, (a) benefits under the agreement will be payable if a termination event of the types described below occurs within three years (rather than two) after a Change of Control and will also be payable if Mr. Camp terminates his employment for any reason during the 30-day period immediately following the first anniversary of a Change in Control and (b) the lump sum payable upon the occurrence of a triggering event will be three (rather than two) times base salary and certain benefits will be provided for three years (rather than two); and (3) we will make certain other changes to comply with Section 409A of the Internal Revenue Code. The terms of the existing change in control agreement between Mr. Camp and Original Hillenbrand are described below.

The Change in Control Agreement provides for payment of specified benefits upon the termination of Mr. Camp’s employment (other than on account of death, disability, retirement or “cause”) in anticipation of or within two years after a Change in Control, or upon the executive’s termination of employment for “good reason” within two years after a Change in Control. The benefits to be provided upon a Change in Control under any of the above circumstances are:

•	a lump sum payment in cash equal to two times Mr. Camp’s annual base salary;

•	continued health and medical insurance for Mr. Camp and his dependents and continued life insurance coverage for 24 months, with the right to purchase continued medical insurance (at COBRA rates) from the end of this period until Mr. Camp reaches retirement age;

•	a cash payment in lieu of certain perquisites, such as accrued and unpaid vacation; and

•	an increase to the defined benefit and defined contribution pension benefit otherwise payable to Mr. Camp calculated by giving him equivalent credit for two additional years of service.

In addition, upon a Change in Control, whether or not Mr. Camp’s employment is terminated, all outstanding stock options, restricted stock and deferred stock shares (otherwise known as restricted stock units) will become fully vested and he will be deemed to have earned all outstanding short-term incentive compensation and performance share compensation awards to the extent such awards would have been earned if all performance targets for the relevant period were achieved 100%. Mr. Camp’s Change in Control Agreement provides that if he receives payments that would be subject to the excise tax on excess parachute payments imposed by Section 4999 of the Internal Revenue Code, Mr. Camp will be entitled to receive an additional “gross-up” payment in an amount necessary to put him in the same after-tax position as if such excise tax had not been imposed, except that if the value of all “parachute payments” to Mr. Camp does not exceed 120% of the maximum “parachute payment” that could be paid to him without giving rise to the excise tax, the payments otherwise called for by the Change in Control Agreement will be reduced to the maximum amount which would not give rise to the excise tax.

Based upon the hypothetical termination date of September 30, 2007, Mr. Camp’s change in control termination benefits would be as follows:

Acceleration of
		Continuance	Vacation			Stock Based Awards
		of Heath &	and		Retirement		Restricted	Performance
	Incentive	Welfare	Insurance	Pension	Savings Plan	Stock	Stock	Based	Tax
Salary	Compensation	Benefits	Benefits	Benefits(1)	Benefit	Options(2)	Units	Awards	Gross-Up(3)	Total

$860,800	$318,077	$14,605	$41,028	$546,628	$83,627	$80,865	$1,641,687	$423,654	None	$4,010,971

(1)	The change-in-control pension benefit is the excess of the monthly pension amount Mr. Camp would have received starting at age 62 calculated as if he had earned two additional years of service and pay at his Annual Base Salary over the monthly Pension Plan annuity benefit, the monthly SERP annuity benefit, and the additional pension benefit provided per agreement dated March 16, 2006, as discussed above.

(2)	As mentioned, for purposes of these disclosures, we assumed that the stock options were cashed out on the hypothetical change in control. Whether the options would be cashed out or converted into stock of a buyer in an actual transaction will depend on the structure of the deal. However, if the options were converted into stock by the buyer, the excise tax, and thus the gross-up payments required under the agreements could be higher.

(3)	Computed based upon the assumption that equity awards are paid out in cash using the closing price per share of Original Hillenbrand common stock on September 28, 2007 (the last trading day of fiscal 2007), which was $55.02 per share. We assumed an excise tax rate under Code Section 280G of 20 percent, a 35 percent federal income tax rate, a 1.45 percent Medicare tax rate and 4.65 percent state and local income tax rate based on Mr. Camp’s resident tax location. Although Mr. Camp’s hypothetical change in control benefits exceed the threshold necessary to generate potential excise taxes subject to tax gross-up, the benefits did not exceed 120% of the amount to give rise to the excise tax, and therefore his benefits are reduced as required by the agreement to the extent necessary to avoid the potential excise tax.

Under the Change in Control Agreement, a “Change in Control” is defined generally as (1) the acquisition of beneficial ownership of 35% or more of the voting power of all Original Hillenbrand voting securities by a person or group at a time when such ownership is greater than that of the members of the Hillenbrand Family; (2) the consummation of certain mergers or consolidations; (3) the failure of a majority of the members of the Original Hillenbrand Board of Directors to consist of Current Directors (defined as any director on the date of the Change in Control Agreements and any director whose election was approved by a majority of the then-Current Directors); (4) the consummation of a sale of substantially all of the assets of Original Hillenbrand; or (v) the date of approval by the shareholders of Original Hillenbrand of a plan of complete liquidation of Original Hillenbrand. We expect that the definition of “Change in Control” in the agreements that we will enter into will modify clause (1) of the definition above to provide that a Change in Control will occur upon the acquisition of beneficial ownership of 35% or more of the voting power of all of our voting securities by any person or group other than members of the Hillenbrand Family, subject to certain exceptions.

Severance Pay Plan.  Under the Hillenbrand Industries, Inc. Severance Pay Plan for Salaried Employees (the “Severance Plan”) post-employment severance benefits are provided to our employees who are terminated in connection with a reduction-in-force or corporate reorganization. Generally these benefit amounts are based upon length of service and position level with Original Hillenbrand. Generally, under the Severance Plan an eligible participant will receive one week’s pay for each year of service up to a maximum of twenty-six week’s pay. An additional two week’s pay will be made if the participant is age forty or older. Additional benefits may be provided by Original Hillenbrand if the participant is terminated as part of an Employer-designated reduction in force, determined in the sole discretion of Original Hillenbrand. In any case the total benefit payable under the Severance Plan will not exceed two times a participant’s annual compensation.

Generally, the employment agreements that we have entered into with the Named Executive Officers provide severance benefits that are greater than those provided under the Severance Plan. For information regarding the severance benefits payable to our Named Executive Officers under their employment agreements, see the Potential Payments Upon Terminations tables under “— Compensation of Named Executive Officers” below.

Other Personal Benefits

In addition to the elements of compensation discussed above, Original Hillenbrand also provides senior level management with various other benefits as follows:

•	Tuition Reimbursement

•	Executive Financial Planning, Estate Planning and Tax Preparation Service

•	Executive Physical

•	Other Benefits

Original Hillenbrand provides these benefits in order to remain competitive with the market and believes that these benefits help it to attract and retain qualified executives. These benefits also reduce the amount of time and attention that senior management must spend on personal matters and allows them to dedicate more time to Original Hillenbrand. Original Hillenbrand believes that these benefits are in-line with the market, are reasonable in nature, are not excessive and are in the best interest of Original Hillenbrand and its shareholders.

Tuition Reimbursement Program.  All employees are eligible to participate in Original Hillenbrand’s Tuition Reimbursement Program. This program is provided to support Original Hillenbrand’s innovation and commitment to improving its abilities. Original Hillenbrand believe that education will support the development of its employees for new positions and enhance their contributions to the achievement of its strategic goals. Under Original Hillenbrand’s Tuition Reimbursement Program, Original Hillenbrand reimburses tuition, registration fees and laboratory fees for all of its employees. All fulltime employees are eligible for 100% reimbursement on a course-by-course basis within a job related degree program; there is no maximum limit to reimbursement. Minimum academic achievement is required in order to receive reimbursement. This program is not currently being used by any of our Named Executive Officers.

Executive Financial Planning, Estate Planning and Tax Preparation Service Program.  Senior level managers are eligible for reimbursement of financial and estate planning services and for income tax preparation services. Reimbursement is approved for dollar amounts of up to 50% of executive’s out of pocket costs up to $2,000 per year. Qualified expenses include income tax preparation, estate planning and investment planning, among others.

Executive Physical.  Original Hillenbrand provides senior level managers with annual physicals. Original Hillenbrand covers 100% of the cost of this program. This program was developed to promote the physical well being and health of Original Hillenbrand’s senior level managers. Original Hillenbrand believes this program is in the best long-term interests of its shareholders.

Other Benefits.  Senior management also participates in other benefit plans that Original Hillenbrand fully or partially subsidizes. Their participation is on the same terms as other employees of Original Hillenbrand. Some of the more significant of these benefits include medical, dental, life and vision insurance, as well as relocation reimbursement; holiday and vacation benefits. All Named Executive Officers participate in Original Hillenbrand’s group term life insurance program which provides death benefit coverage of up to two times base salary or

$500,000, whichever is lesser. In addition, beginning January 1, 2007 the named executive officers were eligible to participate in the optional supplemental group term life insurance program in which participants may purchase up to the lesser of five times their base annual salary or $600,000 of additional term life insurance at their own expense. After the distribution, we expect to adopt group term life insurance and supplemental group term life insurance programs substantially similar to those currently maintained by Original Hillenbrand.

Employment Agreements

We have entered into employment agreements with each of the Named Executive Officers. We believe that it is appropriate for our senior executives to have employment agreements because they provide certain contractual protections to us that we might not otherwise have, including provisions relating to non-competition with us, non-solicitation of our employees and confidentiality of our proprietary information. Additionally, we believe that employment agreements are a useful tool in recruiting and retention of senior level employees. We are in the process of amending these agreements to account for Code Section 409A changes related to payments of deferred compensation and to reflect the distribution.

The current employment agreements set forth the basic duties of the executive officers and provide that each executive officer is entitled to receive, in addition to base salary, incentive compensation payable in our discretion and such additional compensation, benefits and perquisites as we may deem appropriate. The employment agreements are terminable by either us or the executive officer “without cause” on sixty (60) days’ written notice, or if terminated by us, pay in lieu of notice, and are terminable at any time by us for cause, as defined in each employment agreement. Generally “cause” is defined as (1) failure by the executive officer to comply with the terms of the employment agreement, specifically not complying with any reasonable instructions or orders issued by us, (2) illegal conduct, (3) violation of significant company policy, (4) improper disclosure of our confidential information, or (5) engaging in conduct that is contrary to our best interests. The executive officer may terminate his employment agreement and declare the agreement to have terminated “without cause” by us upon the occurrence without the executive officer’s consent of a “good reason” event. Generally, a “good reason” event is defined as any of the following (1) an assignment to the executive officer of duties lasting more than sixty days that are materially inconsistent with the executive officer’s then current position or a material change in the executive officer’s reporting relationship to the CEO or his/her successor; (2) the failure to elect or reelect the executive officer as Vice President or other officer of us (unless such failure is related in any way to our decision to terminate the executive officer for cause); (3) our failure to provide the executive officer with office space and support personnel commensurate with level of responsibilities and/or position; (4) a reduction by us in the amount of the executive officer’s base salary or the discontinuation or reduction by us of the executive officer’s participation in the same level of eligibility as compared to other peer employees in any incentive compensation, additional compensation, benefits, policies or perquisites; (5) the relocation of our principal executive offices or the executive officer’s place of work requiring a commuting change of more than fifty (50) miles; or (6) our failure to perform our obligations under the employment agreement. If an executive officer other than Mr. Camp is terminated by us without cause or terminated by the executive officer upon the occurrence, without the executive officer’s consent, of a good reason event, we are required to pay severance to the executive in an amount equal to twelve months of the executive officer’s base salary, with payments commencing six months after the time of termination. Mr. Camp’s agreement provides that until March 20, 2007 (the first anniversary of the election of a permanent President and Chief Executive Officer of Original Hillenbrand), such severance amount will be in an amount equal to twenty-four months of the executive’s base salary. For the twelve months after March 20, 2007, the additional severance will be reduced each month, returning the total severance benefit to twelve months of the executive officer’s base salary on March 20, 2008. The employment agreements also contain limited non-competition and non-solicitation agreements of the executive officers, which continue generally for a period of two years after the termination of the executive officer’s employment.

For information regarding the benefits payable to our Named Executive Officers under their employment agreements, see the Potential Payments Upon Terminations tables under “— Compensation of Named Executive Officers” below.

In connection with the appointment of Cynthia L. Lucchese as Vice President and Chief Financial Officer of Batesville Casket in January 2008, we entered into an employment agreement with Ms. Lucchese containing terms generally consistent with the terms of the existing employment agreements with our Named Executive Officers other than Mr. Camp. The agreement provides for an initial annual base salary of $300,000 for Ms. Lucchese. Also in connection with her employment, Ms. Lucchese received an award of 4,140 Original Hillenbrand deferred stock shares (otherwise known as restricted stock units) and 16,560 Original Hillenbrand stock options.

Equitable Adjustments to Outstanding Equity-Based Awards

In connection with the distribution, we expect that, subject to approval by the Original Hillenbrand Board of Directors, equitable adjustments will be made to outstanding stock option and deferred stock share (otherwise known as restricted stock unit) awards that currently relate to Original Hillenbrand common stock to the extent necessary to maintain the equivalent value of such awards upon the distribution. In conjunction with these adjustments, which are currently discretionary with respect to outstanding Original Hillenbrand stock options, Original Hillenbrand and New Hillenbrand expect to incur charges in the range of $9 million to $11 million and $3 million to $4 million, respectively. Of these amounts, the Original Hillenbrand expects to recognize $5 million to $7 million just prior to or at the time of the distribution while $3 million to $5 million will be recognized over the following three years, but most notably in the initial year following the distribution. New Hillenbrand expects to recognize $3 million to $4 million just prior to or at the time of distribution. This amount excludes approximately $4 million of previously unrecognized compensation of deferred stock shares discussed below. These estimates are dependent upon the fair value of our common stock and could change depending on the actual fair value at the time of modification. In conjunction with these adjustments to outstanding Original Hillenbrand stock options, the Original Hillenbrand Stock Incentive Plan will also be modified to make future adjustments for equity-related transactions mandatory versus their current discretionary status.

Except as set forth below, effective as of the distribution, we expect that all Original Hillenbrand deferred stock shares (otherwise known as restricted stock units) granted prior to December 2007 and held by its Batesville Casket operating subsidiary employees who will be New Hillenbrand employees at the time of the distribution (other than deferred stock shares that vest upon the achievement of performance goals) will be replaced by New Hillenbrand deferred stock shares and immediately vest, and the underlying shares of New Hillenbrand common stock will be distributed to such employees, resulting in an acceleration of previously unrecognized compensation in the estimated amount of approximately $4 million. Except as set forth below, all other Original Hillenbrand deferred stock shares held by employees who will be New Hillenbrand employees at the time of the distribution will be replaced by New Hillenbrand deferred stock shares and will vest under the same terms as the replaced Original Hillenbrand deferred stock shares.

Effective as of the distribution, we expect that all Original Hillenbrand deferred stock shares held by directors who will be directors of New Hillenbrand (but not Original Hillenbrand) following the distribution, will be replaced with New Hillenbrand deferred stock shares. We expect the number of New Hillenbrand deferred stock shares that will be issued in replacement of the Original Hillenbrand deferred stock shares will be determined so as to preserve the value of the deferred stock shares held by such persons prior to the distribution. Notwithstanding the foregoing, we expect that if an employee or director has made an election to defer payment under a deferred stock share award, the deferred stock share award will be converted into deferred stock shares with respect to both Hill-Rom Holdings and New Hillenbrand common stock in the same ratio Hill-Rom Holdings and New Hillenbrand common stock is provided to shareholders pursuant to the distribution. Deferred stock shares are expected to be amended such that neither the distribution nor a transfer of employment in connection with the distribution will cause a forfeiture of the deferred stock shares. For Original Hillenbrand directors who will stop serving as directors of Original Hillenbrand and will be directors of New Hillenbrand following the distribution, we expect that the deferred stock shares held by such persons will be amended to allow such persons to elect to receive the underlying common stock on the six-month anniversary of the date the director ceases to be a director of New Hillenbrand. With the exception of the acceleration of unrecognized compensation on New Hillenbrand deferred stock shares outlined above, none of the amended deferred stock shares will result in a compensation charge.

Effective as of the distribution, we expect that all Original Hillenbrand stock options held by persons who will be New Hillenbrand employees at the time of the distribution, and by directors who will be directors of New Hillenbrand (but not Hill-Rom Holdings) following the distribution, will be replaced with New Hillenbrand stock options. The stock options held by persons who will be New Hillenbrand employees at the time of the distribution will be amended or otherwise adjusted to provide that neither the distribution nor a transfer of employment in connection with the distribution will constitute a termination of employment or cause such options to expire. We expect that the number of New Hillenbrand stock options that will be issued in replacement of the Original Hillenbrand stock options and the exercise prices for the New Hillenbrand stock options will be determined so as to preserve the value of the Original Hillenbrand stock options held by such persons prior to the distribution. We expect that the New Hillenbrand stock options issued to employees in replacement of the Original Hillenbrand stock will vest on the same schedule and have the same expiration date as the replaced Original Hillenbrand stock options. The full impact of all amendments to stock options in conjunction with the distribution is fully outlined in the first paragraph of this section.

Effective as of the distribution, we expect that all (i) Original Hillenbrand stock options held by (1) former Original Hillenbrand employees, (2) our former employees, (3) former directors of Original Hillenbrand and (4) directors of Original Hillenbrand who will be directors of both Hill-Rom Holdings and New Hillenbrand following the distribution, and (ii) deferred stock shares held by (1) former directors of Original Hillenbrand and (2) directors of Original Hillenbrand who will be directors of both Hill-Rom Holdings and New Hillenbrand following the distribution will be converted into stock options and deferred stock shares with respect to both Hill-Rom Holdings and New Hillenbrand common stock in the same ratio Hill-Rom Holdings and New Hillenbrand common stock is provided to shareholders pursuant to the distribution.

The foregoing discussion relates to the adjustment of outstanding stock option and deferred stock share awards held by U.S. employees. We expect that such awards held by non-U.S. employees will be adjusted in the same manner, unless it is determined that such adjustment would result in adverse tax consequences under applicable non-U.S. tax laws, in which case such awards may be adjusted in an alternative manner that will, to the extent possible, mitigate or avoid such adverse tax consequences.

Stock Incentive Plan

Original Hillenbrand currently maintains a stock incentive plan under which the Original Hillenbrand options and restricted stock units described above have been issued. Following the distribution, we will have a new stock incentive plan substantially similar to Original Hillenbrand’s. We expect our stock incentive plan to have the following principal terms:

Shares.  The total number of shares of our common stock initially available for issuance under the plan will be 4,635,436. Shares awarded under the plan may be authorized but unissued shares or shares that have been issued and reacquired by us. The exercise of a stock appreciation right for cash or the payment of any award in cash shall not count against the plan’s share limit. To the extent a stock option is surrendered for cash or terminates without having been exercised, an award terminates without the holder having received payment of the award, or shares awarded are forfeited, the shares subject to such award will be available for future awards under the plan. However, shares surrendered to us in payment of the option price or withheld by us to satisfy the award holder’s tax liability with respect to an award will count against the share limit and will not be available for future issuance under the plan.

Administration.  The plan will be administered with respect to awards to employees by either our full board of directors or a committee of the board, and with respect to awards to non-employee directors, by the full board. (The board or committee so acting is referred to in this description as the “Administrator.”) The Administrator is authorized to, among other things, grant and set the terms of awards under the plan; amend such awards (which would permit repricing); waive compliance with the terms of such awards; interpret the terms and provisions of the plan and awards granted under it; adopt administrative rules and practices governing the plan; and make all factual and other determinations needed for administration of the plan. The terms of an award under the plan may vary from participant to participant.

Eligibility.  Awards under the plan may be made by the Administrator, in its discretion, to all employees, officers, and directors of New Hillenbrand and of any entity which is more than 50% owned, directly or indirectly, by New Hillenbrand. Awards may also be made to prospective employees, officers, and directors, to become effective only upon their commencement of employment or service. Award recipients will be selected by the Administrator, in its sole discretion, from among those eligible. The maximum number of shares that may be subject to awards granted to an employee in any fiscal year is 400,000 shares of common stock with respect to the aggregate of stock options and stock appreciation rights, and an additional 200,000 shares with respect to the aggregate of restricted stock, deferred stock, and bonus stock awards.

Discretionary Awards.  The plan authorizes the Administrator to grant awards to employees, including officers, and non-employee directors on such terms as it may determine in its sole discretion. Awards may be granted alone or in tandem with other types of awards under the plan. A summary of the types of awards available under the plan is set forth below.

1. Stock Options.  Incentive stock options (“ISOs”) and non-qualified stock options may be granted for such number of shares of common stock as the Administrator determines. A stock option will be exercisable and vest at such times, over such term and subject to such terms and conditions as the Administrator determines, at an exercise price determined by the Administrator, which may not be less than the fair market value of the common stock on the date the option is granted. (ISOs are subject to restrictions as to exercise period and price as required by the Internal Revenue Code and may be granted only to employees.) Payment of the exercise price may be made in such manner as the Administrator may provide, including cash, delivery of shares of common stock already owned or subject to award under the plan, “attestation” of common stock ownership, broker-assisted “cashless exercise,” or any other manner determined by the Administrator. The Administrator may provide that the stock options will be transferable. Upon an optionee’s termination of service, the option will be exercisable to the extent determined by the Administrator, either in the initial grant or an amendment thereto. The Administrator may provide that an option which is outstanding on the date of an optionee’s death will remain outstanding for an additional period after the date of such death, notwithstanding that such option would have expired earlier under its terms.

2. Stock Appreciation Rights (“SARs”).  Upon the exercise of an SAR, New Hillenbrand will pay to the holder in cash, common stock or a combination thereof (the method of payment to be at the discretion of the Administrator), an amount equal to the excess of the fair market value of the common stock on the exercise date over the fair market value of the common stock on the date of SAR grant, multiplied by the number of SARs being exercised. The Administrator may also grant “limited SARs” that will be exercisable only within the 60 days after a “Change in Control” of New Hillenbrand (as defined in the plan). The Administrator may provide that in the event of a Change in Control, SARs or limited SARs will be paid on the basis of the “Change in Control Price” (as defined in the plan).

3. Restricted Stock.  Restricted stock is stock that has been issued, subject to forfeiture. In making an award of restricted stock, the Administrator will determine the periods, if any, during which the stock is subject to forfeiture, and the purchase price, if any, for the stock. The vesting of restricted stock (i.e., the point at which it becomes non-forfeitable) may be conditioned upon the completion of a specified period of service with New Hillenbrand or a subsidiary, the attainment of specific performance goals, or such other criteria as the Administrator may determine. During the restricted period, the award holder may not sell, transfer, pledge or assign the restricted stock, except as may be permitted by the Administrator. The certificate evidencing the restricted stock will be registered in the holder’s name, although the Administrator may direct that it remain in the possession of New Hillenbrand until the restrictions have lapsed. Except as may otherwise be provided by the Administrator, upon the termination of the award holder’s service for any reason during the period before the restricted stock has vested, or in the event the conditions to vesting are not satisfied, all restricted stock that has not vested will be subject to forfeiture and the Administrator may provide that any purchase price paid by the holder, or an amount equal to the restricted stock’s fair market value on the date of forfeiture, if lower, shall be paid to the holder. During the restricted period, the holder will have the right to vote the restricted stock and to receive any cash dividends, if so provided by the Administrator. Stock dividends will be treated as additional shares of restricted stock and will be subject to the same terms and conditions as the initial grant, unless otherwise provided by the Administrator.

4. Deferred Stock.  A deferred stock award represents New Hillenbrand’s agreement to deliver shares of common stock (or their cash equivalent) at a specified future time. Such delivery may be conditioned upon the completion of a specified period of service, the attainment of specific performance goals or such other criteria as the Administrator may determine, or may provide for the unconditional delivery of shares (or their cash equivalent) on the specified date. In making an award of deferred stock the Administrator will determine the period during which receipt of the common stock will be deferred, and the period, if any, during which the award is subject to forfeiture, and may provide for the issuance of stock pursuant to the award without payment therefor. At the end of the deferral period, and assuming the satisfaction of any condition(s) to vesting of the award, the award will be settled in shares of common stock, cash equal to the fair market value of such stock, or a combination thereof, as provided by the Administrator. During the deferral period set by the Administrator, the award holder may not sell, transfer, pledge or assign the deferred stock award. In the event of termination of service before the deferred stock award has vested, the award will be forfeited, except as may be provided by the Administrator. Deferred stock will carry no voting rights until such time as shares of common stock are actually issued. The Administrator has the right to determine whether and when dividend equivalents will be paid with respect to a deferred stock award.

5. Bonus Stock.  A bonus stock award is a grant of stock to the recipient without payment of money, or the sale of stock at a discounted price. The Administrator may condition the award of bonus stock upon the attainment of specified performance objectives or upon such other criteria as the Administrator may determine. However, once the shares are issued, they are not subject to vesting conditions.

Performance Awards.  The Administrator may designate any awards under the plan as “Performance Awards” which are intended to be granted and administered in a manner which would qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code. Either the granting or vesting of a Performance Award will be subject to the achievement of performance objectives specified by the Administrator. The performance objectives specified for a particular award may be based on one or more of the following criteria, which the Administrator may apply to New Hillenbrand in its entirety and/or to a business unit, and which the Administrator may use either as an absolute measure, as a measure of improvement relative to prior performance, or as a measure of comparable performance relative to a peer group of companies: sales, operating profits, operating profits before taxes, operating profits before interest expense and taxes, net earnings, earnings per share, return on equity, return on assets, return on invested capital, total shareholder return, cash flow, debt to equity ratio, market share, stock price, economic value added, and market value added.

Although the Administrator generally has the power to amend awards and to waive conditions to the vesting of awards, this power may be exercised with respect to Performance Awards only to the extent that it would not cause the award to fail to qualify under Section 162(m).

Deferrals of Awards.  The Administrator may permit an award recipient to elect to defer receipt of any award for a specified period or until a specified event, upon such terms as are determined by the Administrator.

Change in Control Provisions.  If there is a Change in Control of New Hillenbrand, unless otherwise determined by the Administrator, all stock options and SARs which are not then exercisable will become fully exercisable and vested; the restrictions and vesting conditions applicable to restricted stock and deferred stock will lapse and such shares and awards will be deemed fully vested; and the Administrator, in its sole discretion, may accelerate the payment date of all restricted stock and deferred stock. Unless the Administrator provides otherwise, to the extent the cash payment of any award is based on the fair market value of common stock, such fair market value shall be the Change in Control Price. A “Change in Control” is expected to be defined in the plan in the same manner as in the Change in Control Agreements we will enter into with the Named Executive Officers. (See “— Compensation Discussion and Analysis — Retirement, Change in Control Agreements and Severance — Change in Control Agreements” above.) The “Change in Control Price” is generally the highest price per share paid for New Hillenbrand’s common stock in the open market or paid or offered in any transaction related to a Change in Control at any time during the 90-day period ending with the Change in Control.

Amendment.  The plan is of unlimited duration. The plan may be discontinued or amended by our Board of Directors, except that no amendment or discontinuation may adversely affect any outstanding award without the holder’s written consent. Amendments may be made without shareholder approval except as required to satisfy stock exchange or regulatory requirements.

Adjustment.  In the case of certain changes in New Hillenbrand’s structure affecting the common stock, appropriate adjustments will be made by the Board in order to prevent dilution or enlargement of benefits, in the number of shares reserved under the plan, the number of shares as to which awards can be granted to any individual in any fiscal year, in the number and kind of shares or other property subject to awards then outstanding under the plan and, where applicable, the amount to be paid by the award holders or New Hillenbrand pursuant to awards under the plan. In addition, upon certain corporate transactions the Board will, in its discretion, (1) accelerate the vesting and/or payment date of awards, (2) cash-out outstanding awards, (3) provide for the assumption of outstanding awards by a surviving or transferee company, (4) provide that in lieu of shares of Company common stock, the award recipient will be entitled to receive the consideration he would have received for such shares in the transaction (or the value of such consideration in cash), and/or (5) require stock options to be either exercised prior to the transaction or forfeited.

Compensation of Named Executive Officers

The following tables and notes set forth compensation information for the fiscal year ended September 30, 2007 for our Named Executive Officers. All of the information in the following tables reflects compensation earned by the individuals for services with Original Hillenbrand and its subsidiaries. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by Original Hillenbrand. For a discussion of the treatment of these stock and stock option awards in connection with the distribution, see “— Compensation Discussion and Analysis — Equitable Adjustments to Outstanding Equity-Based Awards” above. The compensation information set forth below does not necessarily reflect the compensation the Named Executive Officers will receive following the distribution, which could be higher or lower, because historical compensation was determined or approved by Original Hillenbrand and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

Summary Compensation Table For Fiscal Year Ending September 30, 2007

The following table summarizes the total compensation paid or earned by each of the Named Executive Officers for the fiscal year ended September 30, 2007. We have entered into employment agreements with each of the Named Executive Officers — see the “Employment Agreements” section of the Compensation Discussion and Analysis for further discussion. The Named Executive Officers were not entitled to receive payments that would be characterized as “Bonus” payments for the fiscal year ended September 30, 2007.

Total cash compensation, which includes salary and non-equity incentive plan compensation, is based on individual performance as well as the overall performance of Original Hillenbrand as described in the “Base Salary” and “Annual Cash Incentives” sections of the Compensation Discussion and Analysis. Generally, the emphasis that is placed on stock-based compensation increases as the level of responsibility of the individual employee increases.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
							Change in Pension Value
						Non-Equity	and Nonqualified
Name and				Stock	Options	Incentive Plan	Deferred Compensation	All Other
Principal Position		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
(as of September 30, 2007)	Year	$(1)	$	$(2)	$(3)	$(4)	$(5)	$(6)	$

Kenneth A. Camp	2007	$424,102	—	$745,077	$279,017	$202,881	$338,345	$42,210	$2,031,632
President and Chief Executive Officer
Michael L. Dibease	2007	$295,964	—	$132,859	$55,670	$59,432	$98,601	$12,998	$655,524
Vice President, Marketing
Douglas I. Kunkel	2007	$259,062	—	$102,073	$75,687	$72,696	$25,169	$12,008	$546,695
Vice President, Global Supply Chain Management
John R. Zerkle	2007	$207,404	—	$76,284	$37,776	$56,337	$22	$14,550	$392,373
Vice President, General Counsel and Secretary

(1)	The amounts indicated represent the dollar value of base salary earned during fiscal year 2007.

(2)	The amounts indicated represent the aggregate dollar amount of compensation expense, excluding the reduction for risk of forfeiture, related to deferred stock share (otherwise known as restricted stock unit) and performance based deferred stock share awards granted and recognized in our financial statements during fiscal year 2007 and includes amounts from awards granted prior to 2007. The determination of this expense is based on the methodology set forth in Notes 1 and 9 to the Combined Financial Statements included elsewhere in this information statement.

(3)	The amounts indicated represent the aggregate dollar amount of compensation expense, excluding the reduction for risk of forfeiture, related to stock option awards granted and recognized in our financial statements during fiscal year 2007 and includes amounts from awards granted prior to 2007. The determination of this expense is based on the methodology set forth in Notes 1 and 9 to the Combined Financial Statements included elsewhere in this information statement.

(4)	The amounts indicated represent cash awards earned for fiscal year 2007 and paid in fiscal year 2008 under Original Hillenbrand’s STIC Plan. See “Annual Cash Incentives” section of the Compensation Discussion and Analysis.

(5)	Change in Pension Value and Nonqualified Deferred Compensation earned or allocated during the fiscal year ended September 30, 2007, is as follows:

		Above Market
	Change in Actuarial	Nonqualified
	Present Value of	Deferred
	Accumulated	Compensation
	Pension Benefit(a)	Earnings	Total

Kenneth A. Camp(b)	$335,354	$2,991	$338,345
Michael L. DiBease	$98,307	$294	$98,601
Douglas I. Kunkel	$24,914	$255	$25,169
John R. Zerkle	$22	—	$22

(a)	See the Pension Benefits Table below for additional information, including present value assumptions used in this calculation.

(b)	The pension benefit for Kenneth A. Camp includes the effect of the supplemental benefits per agreement dated March 16, 2006 and more fully described in footnote 5 in the following Pension Benefits Table.

(6)	Consists of Original Hillenbrand provided contributions for the savings plan and the savings plan portion of the SERP. Also includes the incremental cost of professional services for tax preparation and financial planning services, and other personal benefits provided by Original Hillenbrand. All Other Compensation earned or allocated during the fiscal year ended September 30, 2007 is as follows:

	Company Contribution		Financial Planning	Other Personal
Name	401(K)	Supp 401(k)	Tax Preparation	Benefits	Total

Kenneth A. Camp	$4,034	$37,779	—	$397	$42,210
Michael L. DiBease	$6,819	$5,708	$150	$321	$12,998
Douglas I. Kunkel	$7,237	$4,400	—	$371	$12,008
John R. Zerkle	$14,096	—	$310	$144	$14,550

Grants of Plan-Based Awards for Fiscal Year Ended September 30, 2007

The following table summarizes the grants of plan-based awards to each of the Named Executive Officers for the fiscal year ended September 30, 2007. All stock-based awards in fiscal year 2007 were granted under the Original Hillenbrand Stock Incentive Plan.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
								All Other
								Stock Awards:
								Number of	All Other		Grant Date Fair
								Shares of	Option Awards:	Exercise or	Value of Stock
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Stock	Number of Securities	Base Price of	and Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Underlying Options	Option Awards	Awards
Name	Date	$	$	$	#	#	#	#(3)	#(4)	$/sh	$(5)

Kenneth A. Camp		$0	$318,077	$636,154
	11/30/2006								20,000	$57.91	$286,948
	11/30/2006							4,000			$231,640
	4/5/2007				0	7,700	7,700				$468,584
Michael L. DiBease		$0	$118,385	$236,770
	11/30/2006								5,000	$57.91	$71,736
	11/30/2006							1,800			$104,238
Douglas I. Kunkel		$0	$129,531	$259,062
	11/30/2006								10,000	$57.91	$143,473
	11/30/2006							3,000			$173,730
John R. Zerkle		$0	$82,962	$165,924
	11/30/2006								5,000	$57.91	$71,736
	11/30/2006							1,300			$75,283

(1)	The amounts indicated represent potential cash awards that could be paid under Original Hillenbrand’s STIC Program. Awards can range from 0% to 200% of the target amount. See “Annual Cash Incentives” section of the Compensation Discussion and Analysis for discussion of this program. See the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above for the actual amounts earned, which were paid in December, 2007.

(2)	Performance based deferred stock share (otherwise known as restricted stock unit) awards were granted pursuant to Original Hillenbrand’s Stock Incentive Plan for the fiscal year ended September 30, 2007. The vesting schedules, upon satisfying performance criteria, for incentive stock awards granted during the fiscal year 2007 are disclosed by individual in the footnotes in the following Outstanding Equity Awards table.

(3)	Deferred stock share (otherwise known as restricted stock unit) awards were granted pursuant to Original Hillenbrand’s Stock Incentive Plan for the fiscal year ended September 30, 2007. Dividends paid on Original Hillenbrand common stock will be deemed to have been paid with regard to the deferred stock shares awarded and deemed to be reinvested in Original Hillenbrand common stock at the market value on the date of such dividend, and will be paid in additional shares on the vesting date of the underlying award. The vesting schedules for stock awards granted during the fiscal year 2007 are disclosed by individual in the footnotes in the following Outstanding Equity Awards table.

(4)	Options were granted pursuant to Original Hillenbrand’s Stock Incentive Plan for the fiscal year ended September 30, 2007. The options expire in ten years from date of grant and will vest for exercise purposes in equal increments during the first three years of the option life. Stock awards and options are granted at the discretion of the Compensation Committee of Original Hillenbrand’s Board of Directors.

(5)	The valuation of stock options, deferred stock shares and performance based deferred stock shares are based on the methodology set forth in Notes 1 and 9 to the Combined Financial Statements included elsewhere in this information statement.

Outstanding Equity Awards at September 30, 2007

The following table summarizes the number and terms of stock option, deferred stock share (otherwise known as restricted stock unit) and performance based deferred stock share awards outstanding for each of the Named Executive Officers as of September 30, 2007.

	Options Awards					Stock Awards
(a)	(b)	(c)		(d)	(e)	(f)	(g)		(h)	(i)	(j)
											Equity Incentive
				Equity Incentive						Equity Incentive	Plan Awards:
				Plan Awards:						Plan Awards:	Market or
	Number of	Number of		Number of						Number	Payout Value
	Securities	Securities		Securities			Number of		Market Value	of Unearned	of Unearned
	Underlying	Underlying		Underlying			Shares or		of Shares or	Shares, Units	Shares, Units
	Unexercised	Unexercised		Unexercised	Option		Units of Stock		Units of Stock	or Other Rights	or Other Rights
	Options	Options		Unearned	Exercise	Option	that have		that have	that have	that have
	#	#		Options	Price	Expiration	Not Vested		Not Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable		#	$	Date	# (8)		$(1)	# (9)	$(1)

Kenneth A. Camp	8,000				$52.15625	1/18/2008
	8,000				$52.15625	1/18/2009
	2,500				$29.96875	8/23/2009
	10,000				$36.3125	1/17/2010
	10,000				$45.34375	1/15/2011
	10,000				$48.64	4/9/2011
	15,000				$50.11	11/9/2011
	9,000				$61.49	4/9/2012
	20,000				$47.49	12/4/2012
	20,000				$58.24	12/3/2013
	24,000				$55.58	12/15/2014
	6,667	13,333	(2)		$48.955	11/30/2015
		20,000	(3)		$57.910	11/30/2016
							29,838	(4)	$1,641,687	7,700	$423,654
Michael L. DiBease	4,000				$52.15625	1/18/2008
	20,000				$57.09345	7/27/2008
	10,000				52.15625	1/18/2009
	10,000				$36.3125	1/17/2010
	10,000				$45.34375	1/15/2011
	8,000				$50.11	11/9/2011
	4,000				$61.49	4/9/2012
	8,000				$47.49	12/4/2012
	4,000				$58.24	12/3/2013
	5,000				$55.58	12/15/2014
	1,667	3,333	(2)		$48.955	11/30/2015
		5,000	(3)		$57.910	11/30/2016
							6,817	(5)	$375,071
Douglas I. Kunkel	1,166				$55.58	12/15/2014
		6,000	(2)		$48.955	11/30/2015
		10,000	(3)		$57.910	11/30/2016
							8,718	(6)	$479,664
John R. Zerkle	1,333				$55.58	12/15/2014
		2,933	(2)		$48.955	11/30/2015
		5,000	(3)		$57.910	11/30/2016
							5,182	(7)	$285,114

(1)	Value is based on the closing price of Original Hillenbrand common stock of $55.02 on September 28, 2007 (the last trading day of fiscal 2007) as reported on the New York Stock Exchange.

(2)	The options were granted on November 30, 2005. Remaining unexercisable options will vest 50% each on November 30, 2007 and 2008, respectively.

(3)	The options were granted on November 30, 2006. The options will vest 33 1/3% each on November 30, 2007, 2008 and 2009, respectively.

(4)	Kenneth A. Camp was awarded 4,000 deferred stock shares on November 30, 2006 which will vest 20%; 25%; 25%; and 30% on December 1, 2008; 2009; 2010; and 2011 respectively. Mr. Camp was also awarded 18,671 deferred stock shares on March 16, 2006, which vested 15% on March 17, 2007 and which will vest 15%; 15%; and 55% on March 17, 2008; 2009; and 2010 respectively. Mr. Camp was also awarded 3,700 deferred stock shares on November 30, 2005, which will vest 20%; 25%; 25%; and 30% on December 1, 2007; 2008; 2009; and 2010 respectively. Mr. Camp was also awarded 3,600 deferred stock shares on December 15, 2004, which vested 20% on December 16, 2006 and which will vest 25%; 25%; and 30% on December 16, 2007; 2008; and 2009 respectively. Mr. Camp was also awarded 4,000 deferred stock shares on December 3, 2003, which vested 20% and 25% on December 4, 2005 and 2006 respectively; and will vest 25% and 30% on December 4, 2007 and 2008, respectively.

(5)	Michael L. DiBease was awarded 1,800 deferred stock shares on November 30, 2006 which will vest 20%; 25%; 25%; and 30% on December 1, 2008; 2009; 2010; and 2011 respectively. Mr. DiBease was also awarded 2,000 deferred stock shares on November 30, 2005, which will vest 20%; 25%; 25%; and 30% on December 1, 2007; 2008; 2009; and 2010 respectively. Mr. DiBease was also awarded 2,000 deferred stock shares on December 15, 2004, which vested 20% on December 16, 2006, and which will vest 25%; 25%; and 30% on December 16, 2007; 2008; and 2009 respectively. Mr. DiBease was also awarded 2,000 deferred stock shares on December 3, 2003, which vested 20% and 25% on December 4, 2005 and 2006 respectively; and will vest 25% and 30% on December 4, 2007 and 2008, respectively.

(6)	Douglas I. Kunkel was awarded 3,000 deferred stock shares on November 30, 2006 which will vest 20%; 25%; 25%; and 30% on December 1, 2008; 2009; 2010; and 2011 respectively. Mr. Kunkel was also awarded 2,800 deferred stock shares on November 30, 2005, which will vest 20%; 25%; 25%; and 30% on December 1, 2007; 2008; 2009; and 2010 respectively. Mr. Kunkel was also awarded 1,400 deferred stock shares on December 15, 2004, which vested 20% on December 16, 2006, and which will vest 25%; 25%; and 30% on December 16, 2007; 2008 and 2009 respectively. Mr. Kunkel was also awarded 2,600 deferred stock shares on December 3, 2003, which vested 20% and 25% on December 4, 2005 and 2006 respectively; and will vest 25% and 30% on December 4, 2007 and 2008.

(7)	John R. Zerkle was awarded 1,300 deferred stock shares on November 30, 2006 which will vest 20%; 25%; 25%; and 30% on December 1, 2008; 2009; 2010; and 2011 respectively. Mr. Zerkle was also awarded 1,150 deferred stock shares on November 30, 2005, which will vest 20%, 25%, 25% and 30% on December 1, 2007, 2008, 2009 and 2010, respectively. Mr. Zerkle was also awarded 2,000 deferred stock shares on December 15, 2004, which vested 20% on December 16, 2006, and which will vest 25%, 25% and 30% on December 16, 2007, 2008 and 2009, respectively. Mr. Zerkle was also awarded 1,600 deferred stock shares on December 3, 2003, which vested 20% and 25% on December 4, 2005 and 2006, respectively, and will vest 25% and 30% on December 4, 2007 and 2008, respectively.

(8)	Dividends paid on Original Hillenbrand common stock will be deemed to have been paid with regard to the deferred stock shares (otherwise known as restricted stock units) awarded and deemed to be reinvested in Original Hillenbrand common stock at the market value on the date of such dividend, and will be paid in additional shares on the vesting date of the underlying award. Generally, vesting is contingent upon continued employment. In the case of retirement, death or disability, vesting may be accelerated for options and deferred stock awards held over one year from issue date of award.

(9)	Performance based deferred stock shares (otherwise known as restricted stock units) were awarded on April 5, 2007 which will vest 20%; 20% and 60% on December 10, 2007; 2008 and 2009, respectively, if certain performance goals are met. Vesting is also contingent on continued employment, except in the case of retirement, death or disability for awards over one year from issue date of award.

Option Exercises and Stock Vested For Fiscal Year Ended September 30, 2007

The following table summarizes the number of stock option awards exercised and the value realized upon exercise during the fiscal year ended September 30, 2007 for the Named Executive Officers, as well as the number of stock awards vested and the value realized upon vesting.

(a)	(b)	(c)	(d)	(e)
	Options Awards		Stock Awards
	Number of		Number of
	Shares		Shares
	Acquired on	Value Realized	Acquired on	Value Realized
	Exercise	on Exercise	Vesting	on Vesting
Name	#	$(1)	#	$(2)

Kenneth A. Camp	2,000	$33,195	5,093	$297,278
Michael L. DiBease	2,000	$31,083	1,264	$74,192
Douglas I. Kunkel	31,334	$500,400	984	$57,852
John R. Zerkle	12,634	$146,617	844	$49,872

(1)	Based upon the difference between the price of Original Hillenbrand common stock on the New York Stock Exchange at the time of exercise and the exercise price for the stock options exercised.

(2)	Based upon the average of the high and low price of Original Hillenbrand common stock on the New York Stock Exchange on the date the stock awards vest or if the vesting date is a non-trading day, then the next trading day thereafter.

Pension Benefits at September 30, 2007

The following table quantifies the pension benefits expected to be paid from the Hillenbrand Industries, Inc. Pension Plan (“Pension Plan”) and the Hillenbrand Industries, Inc. Supplemental Executive Retirement Plan (“SERP”).

(a)	(b)	(c)	(d)	(e)
		Number of	Present Value	Payments
		Years Credited	of Accumulated	During Last
	Plan Name	Service	Benefit	Fiscal Year
Name	(1)(2)	#(3)	$(4)	$

Kenneth A. Camp(5)	Pension Plan	26	$651,130	$0
	SERP	27	$1,637,236	$0
Michael L. DiBease	Pension Plan	30	$437,803	$0
	SERP	30	$413,451	$0
Douglas I. Kunkel	Pension Plan	15	$111,822	$0
	SERP	15	$53,358	$0
John R. Zerkle(6)	Pension Plan	1	$6,897	$0

(1)	The Pension Plan covers officers of Original Hillenbrand and other employees. Contributions to the Pension Plan by Original Hillenbrand are made on an actuarial basis, and no specific contributions are determined or set aside for any individual. Effective June 30, 2003, the Pension Plan was closed to new participants. Existing participants, effective January 1, 2004, were given the choice of remaining in the Pension Plan and to continue earning credited service or to freeze their accumulated benefit as of January 1, 2004 and to participate in an enhanced defined contribution savings plan. Benefits under the Pension Plan are not subject to deductions for Social Security or other offset amounts. Employees, including officers of Original Hillenbrand, who retire under the Pension Plan, receive fixed benefits calculated by means of a formula that takes into account the highest average annual calendar year eligible compensation earned over five consecutive years and the employee’s years of service.

The Pension Plan permits participants with 5 or more years of credited service to retire as early as age 55 but with a reduction in the amount of their monthly benefit. The reduction is .25% for each month the actual retirement date precedes the participant’s normal retirement date at age 65 up to a maximum of 30%.

(2)	Original Hillenbrand maintains the Pension Plan portion of the SERP to provide additional retirement benefits to certain employees selected by the Compensation Committee or the Chief Executive Officer of Original Hillenbrand whose retirement benefits under the Pension Plan are reduced, curtailed or otherwise limited as a result of certain limitations under the Internal Revenue Code. The additional retirement benefits provided by the SERP are for certain Pension Plan participants chosen by the Compensation Committee, in an amount equal to the benefits under the Pension Plan which are so reduced, curtailed or limited by reason of the application of such limitation. “Compensation” under the SERP means the corresponding definition of compensation under the Pension Plan plus a percentage of a participant’s eligible compensation as determined under Original Hillenbrand’s Short-Term Incentive Compensation Program. The retirement benefit to be paid under the SERP is from the general assets of Original Hillenbrand, and such benefits are generally payable at the time and in the manner benefits are payable under the Pension Plan.

(3)	This column represents the years of service as of September 30, 2007.

(4)	This column represents the total discounted value of the monthly single life annuity benefit earned as of September 30, 2007 assuming the executive leaves Original Hillenbrand at this date and retires at age 65. The present value is not the monthly or annual lifetime benefit that would be paid to the executive. The present values are based on a 6.5 percent discount rate at September 30, 2007. The present values assume no pre-retirement mortality and utilize the 2007 Current Liability Blended Mortality Table projected to 2014 within the general RP2000CH mortality tables.

(5)	On March 16, 2006, Original Hillenbrand agreed to provide supplemental benefits to Mr. Camp under the SERP. The agreement provides that if Mr. Camp remains employed by Original Hillenbrand or us for the entire four-year period beginning on March 16, 2006 and his employment is not thereafter terminated for “cause” (as defined in the employment agreement between us and Mr. Camp), then for benefit calculation purposes under the SERP, Mr. Camp will be credited with an additional four years of service earned under the Pension Plan portion of the SERP (in addition to the years of service Mr. Camp otherwise would earn under the SERP during such period). Also under this agreement, if during the four-year period beginning March 16, 2006:

(i)	Mr. Camp’s employment with Original Hillenbrand or us is terminated after March 16, 2007 due to disability or death,

(ii)	Mr. Camp’s employment with Original Hillenbrand or us is terminated after March 16, 2007 without “cause” (as defined in Mr. Camp’s employment agreement) or by Mr. Camp for “good reason” (as defined in Mr. Camp’s employment agreement),

(iii)	a “change in control” (as defined in the SERP) of Original Hillenbrand occurs, or

(iv)	a sale, transfer or disposition of substantially all of our assets or capital stock occurs,

then Mr. Camp will be credited with one additional year of service under the Pension Plan portion of the SERP for each full year worked during the four-year period beginning March 16, 2006 (in addition to the years of service Mr. Camp otherwise would earn under the SERP during such period).

(6)	Mr. Zerkle has one year credited service in the Pension Plan, in which his accumulated benefit was frozen as of January 1, 2004. Mr. Zerkle participates in the Savings Plan and has accumulated five years of vested service in the Savings Plan.

Nonqualified Deferred Compensation for Fiscal Year Ending September 30, 2007

(a)	(b)	(c)	(d)	(e)	(f)
	Executive	Registrant	Aggregate		Aggregate
	Contributions in	Contributions in	Earnings in	Aggregate	Balance at
	Last Fiscal	Last Fiscal	Last Fiscal	Withdrawals/	Last Fiscal
	Year	Year	Year	Distributions	Year End
Name	$	$(1)	$(2)	$	$

Kenneth A. Camp	None	$37,779	$10,578	None	$154,286
Michael L. DiBease	None	$5,708	$1,061	None	$16,488
Douglas I. Kunkel	None	$4,400	$916	None	$13,944
John R. Zerkle	None	None	None	None	None

(1)	Original Hillenbrand maintains the Savings Plan portion of the SERP to provide additional retirement benefits to certain employees selected by the Compensation Committee or the Chief Executive Officer of Original Hillenbrand whose retirement benefits under the Savings Plan are reduced, curtailed or otherwise limited as a result of certain limitations under the Internal Revenue Code. The additional retirement benefits provided by the SERP are for certain Savings Plan participants chosen by the Compensation Committee, in an amount equal to the benefits under the Savings Plan which are so reduced, curtailed or limited by reason of the application of such limitation. Additionally, certain participants in the SERP who are selected by the Compensation Committee may annually accrue an additional benefit of a certain percentage of such participants’ Compensation (as defined below) for such year (the current percentage is three), and the amount of the retirement benefit shall equal the sum of such annual accruals plus additional earnings based on the monthly prime rate in effect from time to time or at other rates determined by the Compensation Committee.

“Compensation” under the SERP means the corresponding definition of compensation under the Savings Plan plus a percentage of a participant’s eligible compensation as determined under Original Hillenbrand’s Short-Term Incentive Compensation Program. Amounts reported here are also reported as Supplemental 401(k) and Supplemental Retirement in the Summary Compensation Table under the column entitled “All Other Compensation” and further disclosed in Footnote 6 thereto. A lump sum cash payment is available to the participant within one year of retirement or termination of employment. In the alternative a participant may defer receipt by electing a stream of equal annual payments for up to 15 years.

Under the Hillenbrand Industries, Inc. Executive Deferred Compensation Program (“Deferred Compensation Program”) certain executives of Original Hillenbrand who are chosen by the Compensation Committee may elect to defer all or a portion of their base salary compensation, payments under the Short-Term Incentive Compensation Program and certain other benefits to be paid in years later than when such amounts are due. All or a portion of short term incentive compensation may be deferred by the executive and invested either in cash, which will bear interest at a prime rate in effect from time to time or at other rates determined by the Compensation Committee, or common stock to be paid at the end of the deferral period. As of September 30, 2007 none of the Named Executive Officers are participating or have balances in the Deferred Compensation Program.

(2)	The above-market or preferential earnings portion of these amounts are reported in the Summary Compensation Table under the column entitled “Change in Pension Value and Nonqualified Deferred Compensation Earnings” and further disclosed in Footnote 5 thereto.

Potential Payments Upon Terminations

The following tables present the benefits that would be received by each of the Named Executive Officers in the event of a hypothetical termination as of September 30, 2007. For information regarding definitions of termination events included in the employment agreements, see “Compensation Discussion and Analysis — Employment Agreements” above.

Kenneth A. Camp

		Accelerated	Accelerated	Continuance
	Salary & Other	Vesting of	Vesting of	of Health &
Event	Cash Payments	Stock Options	Stock Awards	Welfare Benefits	Total

Permanent Disability	$1,001,068	$80,865	$1,417,315	$11,262	$2,510,510
Death	$851,185	$80,865	$1,417,315	$3,728	$2,353,093
Termination without Cause	$947,123	—	—	$15,594	$962,717
Resignation with Good Reason	$947,123	—	—	$15,594	$962,717
Termination for Cause	$33,108	—	—	—	$33,108
Resignation without Good Reason	$33,108	—	—	—	$33,108
Retirement	$351,185	$80,865	$1,417,315	$7,302	$1,856,667

Also see the table regarding Mr. Camp’s potential benefits on a change of control above under “— Compensation Discussion and Analysis — Retirement, Change in Control Agreements and Severance — Change in Control Agreements.”

Michael L. DiBease

		Accelerated	Accelerated	Continuance
	Salary & Other	Vesting of	Vesting of	of Health &
Event	Cash Payments	Stock Options	Stock Awards	Welfare Benefits	Total

Permanent Disability	$1,710,473	$20,215	$274,055	$13,702	$2,018,445
Death	$647,689	$20,215	$274,055	—	$941,959
Termination without Cause	$291,456	—	—	$6,851	$298,307
Resignation with Good Reason	$291,456	—	—	$6,851	$298,307
Termination for Cause	$23,076	—	—	—	$23,076
Resignation without Good Reason	$23,076	—	—	—	$23,076
Retirement	$141,461	—	—	—	$141,461
Change in Control	$291,456	$20,215	$375,071	$6,851	$693,593

Douglas I. Kunkel

		Accelerated	Accelerated	Continuance
	Salary & Other	Vesting of	Vesting of	of Health &
Event	Cash Payments	Stock Options	Stock Awards	Welfare Benefits	Total

Permanent Disability	$2,288,642	$36,390	$311,358	$604	$2,636,994
Death	$645,397	$36,390	$311,358	—	$993,145
Termination without Cause	$282,896	—	—	$302	$283,198
Resignation with Good Reason	$282,896	—	—	$302	$283,198
Termination for Cause	$15,865	—	—	—	$15,865
Resignation without Good Reason	$15,865	—	—	—	$15,865
Retirement	$145,396	—	—	—	$145,396
Change in Control	$282,896	$36,390	$479,664	$302	$799,252

John R. Zerkle

		Accelerated	Accelerated	Continuance
	Salary & Other	Vesting of	Vesting of	of Health &
Event	Cash Payments	Stock Options	Stock Awards	Welfare Benefits	Total

Permanent Disability	$1,258,995	$17,789	$212,157	$12,276	$1,501,217
Death	$515,372	$17,789	$212,157	—	$745,318
Termination without Cause	$195,538	—	—	$6,138	$201,676
Resignation with Good Reason	$195,538	—	—	$6,138	$201,676
Termination for Cause	$8,041	—	—	—	$8,041
Resignation without Good Reason	$8,041	—	—	—	$8,041
Retirement	$91,003	—	—	—	$91,003
Change in Control	$195,538	$17,789	$285,114	$6,138	$504,579

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Original Hillenbrand, and, therefore, none of our officers, directors or director nominees own any of our common stock. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock immediately following completion of the distribution by:

•	each person who is known by us to be the beneficial owner of more than five percent of Original Hillenbrand’s common stock;

•	each person expected to be a director and the Named Executive Officers; and

•	all of our expected directors and our executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock underlying options, warrants and convertible securities that will be exercisable or convertible within 60 days into shares of Original Hillenbrand common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

To the extent our directors and executive officers own shares of Original Hillenbrand common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Original Hillenbrand common stock. In addition, following the distribution, certain Original Hillenbrand stock-based awards held by these individuals will be converted to our stock-based awards. For additional information on the conversion of these stock-based awards, please see “Executive Compensation — Compensation Discussion and Analysis — Equitable Adjustments to Outstanding Equity-Based Awards.”

The information below is based on the number of shares of Original Hillenbrand common stock beneficially owned by each person or entity as of February 25, 2008.

The share amounts in the table, other than those representing Original Hillenbrand stock-based awards that are to be cancelled and replaced by New Hillenbrand options or restricted stock units following the distribution, reflect the expected distribution ratio of one share of our common stock for every share of Original Hillenbrand common stock held by the listed person or entity. The percentage ownership of our common stock of each listed person or entity immediately following the distribution will be approximately the same as the percentage ownership of such person or entity immediately prior to the distribution and is calculated based on the number of shares of Original Hillenbrand common stock outstanding as of February 25, 2008.

Except as otherwise noted in the footnotes below, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. None of the shares beneficially owned by our directors, nominees for director and executive officers are pledged as security. The address of each individual named below is c/o New Hillenbrand, One Batesville Boulevard, Batesville, Indiana 47006. Upon completion of the distribution, we expect that we will have issued and outstanding an aggregate of approximately 62.3 million shares of our common stock based upon the shares of Original Hillenbrand common stock outstanding on February 25, 2008 and the distribution ratio of one share of our common stock for each share of Original Hillenbrand common stock outstanding.

	Number of Shares
Name of Beneficial Owner	Beneficially Owned		Percent of Class

Directors and Executive Officers:
Ray J. Hillenbrand	482,001	(1)	*
Kenneth A. Camp	200,205	(2)	*
John R. Zerkle	12,478	(3)	*
Michael L. DiBease	109,833	(4)	*
Douglas I. Kunkel	20,698	(5)	*
W August Hillenbrand	1,774,602	(6)	2.8%
Eduardo R. Menascé	7,426	(7)	*
All directors and executive officers as a group (9 persons)	2,639,458	(8)	4.2%
Other 5% Shareholders:
Franklin Mutual Advisers, LLC	3,232,488	(9)	5.2%
101 John F. Kennedy Parkway Short Hills, New Jersey 070708
Franklin Resources, Inc.	3,586,514	(10)	5.8%
One Franklin Parkway San Mateo, California 94493-1906
Bank of America Corporation	3,658,584	(11)	5.9%
100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, North Carolina 28255
FMR LLC	3,688,174	(12)	5.9%
82 Devonshire Street Boston, Massachusetts 02109

*	Less than 1% of the total shares outstanding.

(1)	Includes 13,179 deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand. Includes 128,975 shares held of record by a charitable foundation, of which Ray J. Hillenbrand is a trustee; and 222,854 shares held of record by family partnerships for the benefit of other members of his immediate family. Mr. Hillenbrand disclaims beneficial ownership of these shares. 44,916 of the shares beneficially owned by Mr. Hillenbrand are pledged as security.

(2)	Includes (i) 148,501 shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 25, 2008, (ii) 31,183 deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand and (iii) 7,700 shares of performance based deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand.

(3)	Includes (i) 4,467 shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 25, 2008 and (ii) 6,000 shares of deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand.

(4)	Includes (i) 84,001 shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 25, 2008 and (ii) 6,357 shares of deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand.

(5)	Includes (i) 7,500 shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 25, 2008 and (ii) 10,110 shares of deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand.

(6)	Includes (i) 132,000 shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 25, 2008 and (ii) 8,944 deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand. Also includes 48,394 shares owned beneficially by W August Hillenbrand’s wife, Nancy K. Hillenbrand; 193,476 shares owned by grantor retained annuity trusts (GRATs);

991,927 shares owned of record, or which may be acquired within sixty days, by trusts of which W August Hillenbrand is trustee or co-trustee; and 71,771 shares held by a limited liability company. Mr. Hillenbrand disclaims beneficial ownership of these shares.

(7)	Represents deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand.

(8)	Includes (i) 393,636 shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 25, 2008, (ii) 94,526 shares of vested deferred stock or deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand and (iii) 7,700 shares of performance based deferred stock shares (otherwise known as restricted stock units) held on the books and records of Original Hillenbrand.

(9)	This information is based solely on an Amendment No. 1 to Schedule 13D filed by Franklin Mutual Advisers, LLC with the Securities and Exchange Commission on November 21, 2006.

(10)	This information is based solely on an Amendment No. 2 to Schedule 13G filed by Franklin Resources, Inc. with the Securities and Exchange Commission on February 4, 2008. The Schedule 13G also was filed with respect to all or a portion of such shares by Charles B. Johnson and Rupert H. Johnson, Jr., with the same address as Franklin Resources, Inc., with respect to all of such shares of Original Hillenbrand common stock, and by Franklin Advisory Services, LLC, One Parker Plaza, 9th Floor, Fort Lee, NJ 07024.

(11)	This information is based solely on a Schedule 13G filed by Bank of America Corporation with the Securities and Exchange Commission on February 7, 2008. The Schedule 13G also was filed with respect to all or a portion of such shares by NB Holdings Corporation, Bank of America N.A., United States Trust Company, N.A., Banc of America Securities Holdings Corporation, Banc of America Securities LLC, Columbia Management Group, LLC, Columbia Management Advisors, LLC and Banc of America Investment Advisors, Inc, with the same address as Bank of America Corporation.

(12)	This information is based solely on a Schedule 13G filed by FMR LLC with the Securities and Exchange Commission on February 14, 2008.

TRANSACTIONS WITH RELATED PERSONS

The Corporate Governance Standards for our Board of Directors require that all new proposed transactions with related persons involving executive officers or directors must be reviewed and approved by the Nominating/Corporate Governance Committee of our Board of Directors in advance. The Corporate Governance Standards do not specify the standards to be applied by the Nominating/Corporate Governance Committee in reviewing transactions with related persons. However, we expect that in general the Nominating/Corporate Governance Committee will consider all of the relevant facts and circumstances, including, if applicable, but not limited to: the benefits to us; the impact on a director’s independence in the event the related person is a director, an immediately family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available for similar transactions with unrelated third parties.

During 2000, W August Hillenbrand, a director, and Original Hillenbrand entered into an agreement relating to Mr. Hillenbrand’s retirement as Chief Executive Officer of Original Hillenbrand on December 2, 2000. Under that agreement, Mr. Hillenbrand agreed to render consulting services to, and refrain from competing with, Original Hillenbrand, as well as Batesville Casket, through September 18, 2005. For these services, Mr. Hillenbrand received a consulting fee of $872,800 in the fiscal year ended September 30, 2005. Also under the agreement, Mr. Hillenbrand is entitled to receive a package of benefits from Original Hillenbrand, including payment of life and health insurance premiums which are grossed up for tax purposes, reimbursement of medical expenses not covered by insurance, an office, a secretary, reimbursement of miscellaneous expenses, supplemental pension fund benefit payments and limited use of Original Hillenbrand’s corporate aircraft for personal purposes on the same basis as Original Hillenbrand’s Chief Executive Officer. During the fiscal years ended September 30, 2005, 2006 and 2007, these benefits aggregated approximately $582,700, $816,745 and $905,277, respectively. Additionally, during fiscal years 2005, 2006 and 2007, Original Hillenbrand paid $58,100, $21,695 and $25,770, respectively, for legal and security measures to address certain security threats to Mr. Hillenbrand and Original Hillenbrand. These arrangements between Original Hillenbrand and W August Hillenbrand will be assigned to and assumed by New Hillenbrand in connection with the distribution.

In 2003, Batesville Casket entered into a contract with Nambé Mills, Inc. pursuant to which Batesville Casket purchases urn products from Nambé Mills. Purchases during the fiscal years ended September 30, 2005, 2006 and 2007 were approximately $321,000, $305,000 and $225,000, respectively, and purchases during fiscal 2008 are projected to total approximately $204,000. John A. Hillenbrand II, a director of Original Hillenbrand until February 8, 2008, serves as Chairman Emeritus of Nambé Mills. Mr. Hillenbrand’s children own substantially all of the equity of Nambé Mills. We believe these purchases were, and will continue to be made, on terms similar to those Batesville Casket could obtain from an unrelated third party for these products.

See also “Arrangements between Original Hillenbrand and New Hillenbrand.”

DESCRIPTION OF NEW HILLENBRAND CAPITAL STOCK

The following summary of our capital stock is subject in all respects to the applicable provisions of the Indiana Business Corporation Law, or IBCL, our amended and restated articles of incorporation, referred to herein as our “articles of incorporation,” and our amended and restated code of by-laws, referred to herein as our “by-laws,” that we expect to be in place at the time of the distribution.

General

The total number of authorized shares of capital stock of New Hillenbrand will consist of 199,000,000 shares of common stock, without par value, and 1,000,000 shares of preferred stock, without par value.

Common Stock

The holders of our common stock are entitled to one vote per share. Directors are elected by a plurality of the votes cast by shares entitled to vote. Other matters to be voted on by our shareholders will be approved if the votes cast favoring the matter exceed the votes cast opposing the matter at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock, except as provided below. Approval of a merger, a share exchange, a sale of all or substantially all of our property outside the usual and regular course of business or a dissolution must be approved by a majority of all votes entitled to be cast by the holders of common stock, voting together as a single voting group. Holders of our common stock will not have the right to cumulate votes in elections of directors.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to their proportionate share of any assets in accordance with each holder’s holdings remaining after payment of liabilities and any amounts due to other claimants, including the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights and no right to convert or exchange their common stock into any other securities. No redemption or sinking fund provisions will apply to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the distribution will be, fully paid and non-assessable.

Holders of common stock will share equally on a per share basis in any dividend declared by our Board of Directors, subject to any preferential rights of holders of any outstanding shares of preferred stock.

Preferred Stock

Our articles of incorporation authorize our Board of Directors, without shareholder approval, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our Board of Directors can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without shareholder approval. No shares of preferred stock are currently outstanding and we have no present plan to issue any shares of preferred stock.

Business Combinations

Chapter 43 of the IBCL restricts business combinations with interested shareholders. It prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between certain corporations having 100 or more shareholders that also have a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934 (which includes us) and an interested shareholder, defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares of that corporation or an affiliate or associate of the corporation which beneficially owned at any time during the preceding five years 10% or more of such voting power, for five years following the date the shareholder acquired such 10% beneficial ownership, unless the acquisition or the business combination was approved by the Board of Directors in advance of that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A corporation may elect to opt out of these provisions in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for eighteen months after its passage and would apply only to stock acquisitions occurring after its effective date. The amendment would not apply to any business combination with an interested shareholder whose share acquisition date occurred on or before the effective date of the amendment. Our articles of incorporation do not elect to opt out of these provisions.

Chapter 42 of the IBCL includes provisions designed to protect minority shareholders in the event that a person acquires, pursuant to a tender offer or otherwise, shares giving it more than 20%, more than 33 1/3%, or more than 50% of the outstanding voting power (which we refer to as “control shares”) of an “issuing public corporation.” Unless the issuing public corporation’s articles of incorporation or by-laws provide that Chapter 42 does not apply to control share acquisitions of shares of the corporation before the control share acquisition, an acquirer who purchases control shares cannot vote the control shares until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding the control shares and any shares held by officers of the corporation and employees of the corporation who are directors thereof), approve in a special or annual meeting the rights of the acquirer to vote the control shares. Unless otherwise provided in a corporation’s articles of incorporation or by-laws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares.

“Issuing public corporation” means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and one of the following:

•	more than 10% of its shareholders resident in Indiana;

•	more than 10% of its shares owned by Indiana residents; or

•	10,000 shareholders resident in Indiana.

An issuing public corporation may elect not to be covered by the statute by so providing in its articles of incorporation or by-laws. Neither our articles of incorporation nor our by-laws elect to opt out of these provisions.

We anticipate that the provisions of Chapters 42 and 43 of the IBCL may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors.

Classified Board of Directors

Our articles of incorporation provide for our Board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our Board will be elected each year. Under our articles of incorporation, our directors can be removed only for cause and only upon the affirmative vote of the holders of at least two-thirds of the voting power of all shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. The provisions for our classified Board and certain other Board of Director matters may be amended, altered or repealed only upon the affirmative vote of the holders of at least two-thirds of the voting power of all shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our Board until the second annual shareholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

We believe that a classified board will help to assure the continuity and stability of our Board and our business strategies and policies as determined by our Board, because a majority of the directors at any given time will have prior experience on our Board. The classified board provision should also help to ensure that our Board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

We expect that Class I directors will have an initial term expiring in 2009, Class II directors will have an initial term expiring in 2010 and Class III directors will have an initial term expiring in 2011. After the distribution, we expect our Board will consist of nine directors.

After the initial term of each class, our directors will serve three-year terms. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Our articles of incorporation further provide that vacancies or newly created directorships in our Board may only be filled by the vote of a majority of the directors then in office, and any director so chosen will hold office until the next annual meeting of shareholders.

At any annual or special meeting of directors, our by-laws require the presence of a majority of the duly elected and qualified members then occupying office as a quorum. However, our articles of incorporation provide for a quorum of 1/3 of such members unless the by-laws otherwise specify.

Shareholder Action; Special Meetings

Our articles of incorporation provide that shareholder action only can be taken at an annual or special meeting of shareholders except that shareholder action by written consent can be taken if the consent is signed by all the holders of our issued and outstanding capital stock entitled to vote thereon. Our by-laws provide that special meetings of the shareholders can only be called by our Board of Directors, our President or shareholders holding not less than one-fourth of the outstanding shares of our common stock.

Quorum at Shareholder Meetings

The holders of a majority of the shares entitled to vote at any meeting of the shareholders, present in person or by proxy, shall constitute a quorum at all shareholder meetings.

Shareholder Proposals

At any meeting of shareholders, only business that is properly brought before the meeting will be conducted. To be properly brought before a meeting of shareholders, business must be specified in the notice of the meeting, brought before the meeting by or at the direction of the Board of Directors, the Chairman of the Board or the Chief Executive Officer or properly brought before the meeting by a shareholder.

For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary at our principal place of business. To be timely, a shareholder’s notice must be delivered to or mailed and received by our Secretary not later than 100 days prior to the anniversary of the date of the immediately preceding annual meeting which was specified in the initial formal notice of such meeting (but if the date of the forthcoming annual meeting is more than 30 days after such anniversary date, such written notice will also be timely if received by the Secretary by the later of 100 days prior to the forthcoming meeting date and the close of business 10 days following the date on which we first make public disclosure of the meeting date). For 2009 only, the anniversary of the preceding annual meeting is deemed to be February 8, 2009.

A shareholder’s notice must set forth, as to each matter the shareholder proposes to bring before the meeting:

•	a brief description of the business desired to be brought before the meeting;

•	the name and address of such shareholder;

•	the class and number of shares that are owned beneficially by the shareholder proposing the business; and

•	any interest of the shareholder in such business.

Similarly, at a special meeting of shareholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) or brought before the meeting by or at the direction of the Board of Directors, Chairman of our Board or our Chief Executive Officer.

Nomination of Candidates for Election to Our Board

Our by-laws provide that nominations of persons for election to our Board of Directors may be made at any meeting of shareholders by or at the direction of the Board of Directors or by any shareholder entitled to vote for the election of members of the Board of Directors at the meeting. For nominations to be made by a shareholder, the shareholder must have given timely notice thereof in writing to our Secretary and any nominee must satisfy the qualifications established by the Board of Directors from time to time as contained in the proxy statement for our immediately preceding annual meeting or posted on our website. To be timely, a shareholder’s nomination must be delivered to or mailed and received by the Secretary not later than (1) in the case of the annual meeting, 100 days prior to the anniversary of the date of the immediately preceding annual meeting which was specified in the initial formal notice of such meeting (but if the date of the forthcoming annual meeting is more than 30 days after such anniversary date, such written notice will also be timely if received by the Secretary by the later of 100 days prior to the forthcoming meeting date and the close of business 10 days following the date on which we first make public disclosure of the meeting date) and (ii) in the case of a special meeting, the close of business on the tenth day following the date on which we first make public disclosure of the meeting date. For 2009 only, the anniversary of the preceding annual meeting is deemed to be February 8, 2009.

The notice given by a shareholder must set forth:

•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•	a representation that the shareholder is a holder of record, setting forth the shares so held, and intends to appear in person or by proxy as a holder of record at the meeting to nominate the person or persons specified in the notice;

•	a description of all arrangements or understandings between such shareholder and each nominee proposed by the shareholder and any other person or persons (identifying such person or persons) pursuant to which the nomination or nominations are to be made by the shareholders;

•	such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC;

•	the consent in writing of each nominee to serve as a director if so elected, and

•	a description of the qualifications of such nominee to serve as a director.

Amendment of By-laws

Our by-laws may be amended, altered or repealed only by our Board of Directors by affirmative vote of a majority of directors present at the meeting.

Amendment of the Articles of Incorporation

Except as otherwise specified above, any proposal to amend, alter, change or repeal any provision of our articles of incorporation, except as may be provided in the terms of any preferred stock, requires approval by our Board of Directors and our shareholders. In general, such a proposal would be approved by our shareholders if the votes cast favoring the proposal exceed the votes cast opposing the proposal at a meeting at which a quorum is present.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investors Services.

NYSE Listing

We have filed an application to list our shares of common stock on the New York Stock Exchange. We expect that our shares will trade under the symbol “HI.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith; in the case of official action, the conduct was in the corporation’s best interests and in all other cases, the action taken was not against the interests of the corporation; and in the case of criminal proceedings the action was lawful or there was no reason or cause to believe the action was unlawful. Chapter 37 also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37 states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under, the articles of incorporation, by-laws or resolutions of the Board of Directors or shareholders.

Our articles of incorporation and by-laws generally obligate us to indemnify our directors and officers to the full extent permitted by the IBCL and to advance expenses incurred by our directors and officers in the defense of certain claims.

We expect to enter into indemnification agreements with our directors and certain of our officers. Generally, these indemnification agreements will obligate us to indemnify each director and each such officer to the full extent permitted by the laws of the State of Indiana. Indemnification will be required against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense or settlement of a claim, made against the director or officer by reason of his or her service in such role for us. Indemnification is not available in certain circumstances, including where a court determines that the director or officer derived an improper personal benefit, where a court determines that indemnification is not lawful under any applicable statute or public policy or in connection with any proceeding initiated by the officer or director unless required by law, authorized by the Board of Directors or related to enforcement of the indemnification agreement.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect our common stock’s prevailing market price. Upon completion of the distribution, we expect that we will have outstanding an aggregate of approximately 62.3 million shares of our common stock based upon the shares of Original Hillenbrand common stock issued and outstanding as of February 25, 2008 and the distribution ratio of one share of our common stock for each share of Original Hillenbrand common stock outstanding. The actual number of shares of our common stock outstanding will not be known until the actual number of shares to be distributed is determined after the record date. All of the shares of our common stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in Rule 405 under the Securities Act. Shares held by affiliates may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, including Rule 144 thereunder, which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our Stock Incentive Plan.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which we expect will equal approximately 620,000 shares of common stock immediately after the distribution; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Options

We expect to grant options to purchase our common stock and issue deferred stock awards (otherwise known as restricted stock units) pursuant to our Stock Incentive Plan, subject to restrictions, as replacement options or deferred stock awards (otherwise known as restricted stock units) for certain Original Hillenbrand options and deferred stock awards outstanding at the time of the distribution. The number of replacement options and deferred stock awards that we may grant will be determined as of the distribution date as described in the employee matters agreement. As of February 25, 2008, our directors and employees held stock options covering a total of 895,815 shares of Original Hillenbrand common stock that we expect will be replaced by options to purchase shares of our common stock. In addition, our directors and employees held 193,911 Original Hillenbrand deferred stock awards including performance based stock awards that we expect will be replaced by New Hillenbrand deferred stock awards or that will fully vest upon completion of the distribution and be replaced by unrestricted shares of our common stock. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our Stock Incentive Plan. Shares issued pursuant to awards after the effective date of such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1 (800) SEC-0330 for further information about the public reference room.

We maintain an Internet site at http://www.batesville.com. Our website and the information contained on that site, or accessible through that site, are not incorporated into this information statement or the registration statement on Form 10. We intend to make the annual, quarterly and special reports, proxy statements and other information we file with or furnish to the SEC available free of charge on our website as soon as reasonably practicable after we electronically file or furnish such material with or to the SEC.

INCORPORATION BY REFERENCE OF INFORMATION ABOUT ORIGINAL HILLENBRAND

Original Hillenbrand currently files annual, quarterly and special reports, proxy statements and other information with the SEC. Documents Original Hillenbrand files with the SEC are available at the website and address of the SEC provided above under “Where You Can Find More Information.”

We incorporate by reference in this information statement the following documents, which Original Hillenbrand has filed or will file with the SEC:

•	Original Hillenbrand’s annual report on Form 10-K for the year ended September 30, 2007;

•	Original Hillenbrand’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2007;

•	Original Hillenbrand’s current reports on Form 8-K filed on November 6, 2007, December 14, 2007, January 17, 2008, February 13, 2008 and February 19, 2008, as amended by Form 8-K/A filed on March 10, 2008; and

•	each other document filed by Original Hillenbrand with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the completion of the distribution.

The documents incorporated by reference contain important information about Original Hillenbrand and its financial condition and results of operations. In particular, the current report on Form 8-K/A filed by Original Hillenbrand on March 10, 2008 contains unaudited pro forma financial statements of Original Hillenbrand giving effect to the separation and distribution. You may obtain any of the documents incorporated by reference in this information statement from the SEC as provided above. You also may request a copy of any document incorporated by reference in this information statement (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by writing or calling us at the following address: Hillenbrand Industries, Inc., Investor Relations, 1069 State Route 46 East, Batesville, Indiana 47006-8835, telephone: (812) 931-3533.

INDEX TO COMBINED FINANCIAL STATEMENTS

Page

Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Income for the three months ended December 31, 2007 and 2006 (unaudited) and for the fiscal years ended September 30, 2007, 2006 and 2005	F-3
Combined Balance Sheets at December 31, 2007 (unaudited) and at September 30, 2007 and 2006	F-4
Combined Statements of Cash Flows for the three months ended December 31, 2007 and 2006 (unaudited) and for the fiscal years ended September 30, 2007, 2006 and 2005	F-5
Combined Statements of Parent Company Equity and Comprehensive Income for the three months ended December 31, 2007 (unaudited) and for the fiscal years ended September 30, 2007, 2006 and 2005	F-6
Notes to Combined Financial Statements	F-7
Financial Statement Schedule for the fiscal years ended September 30, 2007, 2006 and 2005:
Schedule II — Valuation and Qualifying Accounts	F-35

All other schedules are omitted because they are not applicable or the required information is shown in the combined financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hillenbrand Industries, Inc.:

In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of the funeral service business of Hillenbrand Industries, Inc. (“the Company”) at September 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the combined financial statements, the Company changed the manner in which it accounts for defined benefit pension and other post-retirement plans effective September 30, 2007 and the manner in which it accounts for share-based compensation effective October 1, 2005.

/s/  PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Cincinnati, Ohio
January 15, 2008

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

COMBINED STATEMENTS OF INCOME

	Three Months Ended
	December 31,		Fiscal Year Ended September 30,
	2007	2006	2007	2006	2005
	(Unaudited)	(Unaudited)
	(In millions, except per share amounts)

Net revenues	$162.9	$162.2	$667.2	$674.6	$659.4
Cost of goods sold	96.0	93.4	388.6	391.9	392.9

Gross profit	66.9	68.8	278.6	282.7	266.5
Operating expenses	27.3	26.7	117.9	105.3	105.2
Separation costs (Note 4)	1.2	—	5.1	—	—

Operating profit	38.4	42.1	155.6	177.4	161.3
Investment income and other	(0.4)	(0.4)	1.4	1.4	2.0

Income before income taxes	38.0	41.7	157.0	178.8	163.3
Income tax expense	14.0	15.6	57.5	65.6	60.5

Net income	$24.0	$26.1	$99.5	$113.2	$102.8

Unaudited pro forma basic and diluted net income per share	$0.38	$0.42	$1.60	$1.82	$1.65
Unaudited pro forma basic and diluted shares outstanding	62.3	62.3	62.3	62.3	62.3

See Notes to Combined Financial Statements.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

COMBINED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2007	2007	2006
	(Unaudited)
	(Dollars in millions)

ASSETS
Current Assets
Cash	$11.8	$11.9	$7.9
Trade accounts receivable, less allowance of $18.0 on December 31, 2007 (unaudited), $18.0 on September 30, 2007 and $13.9 on September 30, 2006 (Note 1)	93.4	90.9	96.0
Inventories (Note 1)	48.7	47.5	47.7
Deferred income taxes (Notes 1 and 7)	17.0	16.0	12.9
Other current assets	7.3	3.9	7.0

Total current assets	178.2	170.2	171.5
Property, net (Note 1)	87.5	88.9	88.9
Intangible assets, net	22.0	23.0	22.2
Prepaid pension costs (Note 5)	1.6	1.6	17.4
Deferred income taxes (Notes 1 and 7)	16.1	16.2	6.8
Other assets	16.6	16.7	22.6

Total Assets	$322.0	$316.6	$329.4

LIABILITIES
Current Liabilities
Trade accounts payable	$17.6	$18.3	$18.0
Accrued compensation	19.6	20.6	23.4
Accrued customer rebates	19.4	20.3	19.0
Other current liabilities	18.3	16.6	16.6

Total current liabilities	74.9	75.8	77.0
Deferred compensation, long-term portion	7.9	8.6	7.9
Accrued pension and postretirement benefits	28.8	28.1	27.7
Other long-term liabilities (Note 6)	26.6	23.2	24.3

Total Liabilities	138.2	135.7	136.9

Commitments and contingencies (Note 10)
PARENT COMPANY EQUITY
Parent company investment (Note 1)	195.5	193.5	197.5
Accumulated other comprehensive loss (Note 1)	(11.7)	(12.6)	(5.0)

Total Parent Company Equity	183.8	180.9	192.5

Total Liabilities and Parent Company Equity	$322.0	$316.6	$329.4

See Notes to Combined Financial Statements.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

COMBINED STATEMENTS OF CASH FLOWS

	December 31,		Fiscal Year Ended September 30,
	2007	2006	2007	2006	2005
	(Unaudited)	(Unaudited)
	(Dollars in millions)

Operating Activities
Net income	$24.0	$26.1	$99.5	$113.2	$102.8
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	4.5	4.2	18.5	17.7	18.2
Provision (benefit) for deferred income taxes	2.0	(0.4)	(7.1)	0.8	11.3
(Gain) on disposal of property	—	(0.4)	(0.2)	(3.8)	(1.2)
Change in working capital excluding cash and acquisitions:
Trade accounts receivable	(2.5)	1.3	5.9	(3.2)	(2.9)
Inventories	(1.2)	(1.5)	1.8	5.0	(1.6)
Other current assets	(3.4)	0.5	3.1	0.3	(3.7)
Trade accounts payable	(0.7)	(0.8)	(0.3)	(1.0)	(2.7)
Accrued expenses and other current liabilities	(1.1)	(0.5)	(2.4)	(4.6)	8.2
Change in deferred compensation	(0.1)	—	0.7	(5.6)	(7.4)
Defined benefit plan funding	(0.3)	(0.5)	(2.0)	(1.5)	(43.6)
Other, net	1.5	1.9	9.8	7.3	11.5

Net cash provided by operating activities	22.7	29.9	127.3	124.6	88.9

Investing Activities
Capital expenditures and purchase of intangibles	(2.3)	(1.7)	(15.6)	(18.8)	(16.3)
Proceeds on disposal of property	0.1	0.6	1.1	6.2	3.1
Payment for acquisitions of businesses, net of cash acquired	—	—	(5.6)	(2.7)	—

Net cash used in investing activities	(2.2)	(1.1)	(20.1)	(15.3)	(13.2)

Financing Activities
Net change in advances to parent	(20.2)	(26.5)	(103.5)	(107.0)	(78.3)

Net cash used in financing activities	(20.2)	(26.5)	(103.5)	(107.0)	(78.3)

Effect of exchange rate changes on cash	(0.4)	(0.1)	0.3	0.3	0.1

Net cash flows	(0.1)	2.2	4.0	2.6	(2.5)
Cash
At beginning of period	11.9	7.9	7.9	5.3	7.8

At end of period	$11.8	$10.1	$11.9	$7.9	$5.3

See Notes to Combined Financial Statements.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY
AND COMPREHENSIVE INCOME

		Accumulated
		Other
	Parent Company	Comprehensive
	Investment	Loss	Total
	(Dollars in millions)

Balance at September 30, 2004	$166.8	$(5.9)	$160.9
Change in parent company investment	(78.3)		(78.3)
Comprehensive Income:
Net income	102.8		102.8
Foreign currency translation adjustment		1.5	1.5
Change in minimum pension liability		(1.4)	(1.4)

Total comprehensive income			102.9

Balance at September 30, 2005	191.3	(5.8)	185.5
Change in parent company investment	(107.0)		(107.0)
Comprehensive Income:
Net income	113.2		113.2
Foreign currency translation adjustment		0.3	0.3
Change in minimum pension liability		0.5	0.5

Total comprehensive income			114.0

Balance at September 30, 2006	197.5	(5.0)	192.5
Change in parent company investment	(103.5)		(103.5)
Comprehensive Income:
Net income	99.5		99.5
Foreign currency translation adjustment		1.2	1.2
Change in minimum pension liability		0.2	0.2

Total comprehensive income			100.9

Adoption of SFAS No. 158 (Note 5)		(9.0)	(9.0)

Balance at September 30, 2007	193.5	(12.6)	180.9
Adoption of FIN 48 (Note 1) (unaudited)	(1.8)		(1.8)
Change in parent company investment (unaudited)	(20.2)		(20.2)
Comprehensive Income:
Net income (unaudited)	24.0		24.0
Foreign currency translation adjustment (unaudited)		0.7	0.7
Change in pension related prior service costs (unaudited)		0.2	0.2

Total comprehensive income (unaudited)			24.9

Balance at December 31, 2007 (unaudited)	$195.5	$(11.7)	$183.8

See Notes to Combined Financial Statements.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions)

1.	Distribution and Description of the Business

On May 10, 2007, Hillenbrand Industries, Inc. (“Hillenbrand”) announced that its board of directors had authorized management of Hillenbrand to pursue a plan to separate its funeral service business (herein referred to as “Batesville” or the “Company”) from its medical technology and related health care services business. The separation of the funeral service business into an independent publicly traded company will occur through a spin-off of 100% of the common stock (“Distribution”) of Batesville.

At the date of distribution, through a series of pre-separation transactions, Batesville will hold all the assets and liabilities of the funeral service business. The spin-off is intended to be tax free to the stockholders and to Hillenbrand and Batesville. Hillenbrand will distribute all of the shares of Batesville common stock as a dividend on Hillenbrand common stock as of the record date for the Distribution. Hillenbrand and Batesville will each be independent and have separate public ownership, boards of directors and management. The Distribution is subject to final approval by Hillenbrand’s board of directors.

Nature of Operations

Batesville is a leader in the North American death care industry through the manufacture, distribution and sale of funeral service products to licensed funeral establishments. Batesville’s products consist primarily of burial and cremation caskets, but also include containers and urns, selection room display fixturing for funeral homes and other personalization and memorialization products and services, including the creation and hosting of websites for funeral homes.

Basis of Presentation

The accompanying combined financial statements were prepared in connection with the Distribution and reflect the combined historical results of operations, financial position and cash flows of the funeral service business, as described above. All significant intercompany transactions and accounts have been eliminated. Management believes the assumptions underlying the combined financial statements, including the assumptions around allocating general corporate overhead costs from Hillenbrand, are reasonable. However, these combined financial statements do not include all of the actual expenses that would have been incurred had Batesville been a stand-alone entity during the periods presented and do not reflect the combined results of operations, financial position and cash flows as if Batesville had been a stand-alone company during the periods presented. See Note 4 for further information regarding allocated expenses.

Unaudited Interim Financial Information

The accompanying unaudited Combined Financial Statements as of December 31, 2007 and for the three months ended December 31, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and with the instructions to Article 10 of Regulation S-X. Except for the adoption of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” on October 1, 2007, the unaudited Combined Financial Statements as of December 31, 2007 and for the three month periods ended December 31, 2007 and 2006 have been prepared on the same basis as the Combined Financial Statements as of September 30, 2007 and for the year ended September 30, 2007 included herein, and in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, considered necessary to present fairly the Company’s combined financial position as of December 31, 2007 and the combined results of its operations and its cash flows for the three month period ended December 31, 2007 and 2006. The combined results of operations for the three months ended December 31, 2007 are not necessarily indicative of the results that may be expected for the year ending September 30, 2008 or for any other period.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

Unaudited Pro Forma Net Income Per Share

The calculation of unaudited pro forma basic and diluted net income per share and shares outstanding for the periods presented is based on the number of shares of Original Hillenbrand common stock outstanding at December 31, 2007 (plus unissued fully vested common shares) adjusted for the distribution ratio of one share of the Company’s common stock for every share of Original Hillenbrand common stock. There is no dilutive impact from common stock equivalents for periods prior to the separation, as the Company had no dilutive securities outstanding. The dilutive effect of the Company’s share-based awards issued in connection with the conversion of Original Hillenbrand awards upon separation, and for future Company grants will be included in the computation of diluted net income per share in periods after the separation.

Foreign Currency Translation

The functional currency of foreign operations is generally the local currency in the country of domicile. Assets and liabilities of foreign operations are primarily translated into U.S. dollars at year-end rates of exchange and the income statements are translated at the average rates of exchange prevailing during the year. Adjustments resulting from translation of the financial statements of foreign operations into U.S. dollars are excluded from the determination of net income, but included as a component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from foreign currency transactions are included in results of operations and are not material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Examples of such estimates include, but are not limited to, amounts of allowance for doubtful accounts (Note 1) and the establishment of liabilities relating to accrued customer rebates, self-insurance reserves (Note 1 and 6) and income taxes (Note 7).

Cash and Cash Management

Hillenbrand generally uses a centralized approach to cash management and financing of operations. Batesville does maintain its own bank accounts, both domestically and internationally; however, all domestic accounts are swept by Hillenbrand on a daily basis for central cash administration. For purposes of these combined financial statements, only cash held in Batesville bank accounts on each date are presented in the combined balance sheets. Transfers of cash both to and from Hillenbrand’s cash management system are reflected as a component of parent company investment in the combined balance sheets.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest, unless they become past due. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses and collection risk in our existing accounts receivable portfolio. We determine the allowance based on historical write-off and individual customer collection experience. Account balances are charged against the allowance when we believe it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers. We generally hold our trade accounts receivable until they are paid.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

Inventories

Inventories are valued at the lower of cost or market. Inventory costs are determined by the last-in, first-out (LIFO) method for approximately 83 percent and 88 percent of our inventories at September 30, 2007 and 2006, respectively. Costs for other inventories have been determined principally by the first-in, first-out (FIFO) method. Inventories at the end of each period consist of the following:

	December 31,	September 30,	September 30,
	2007	2007	2006
	(Unaudited)

Raw materials and work in process	$11.4	$10.3	$12.3
Finished products	37.3	37.2	35.4

Total	$48.7	$47.5	$47.7

If the FIFO method of inventory accounting, which approximates current cost, had been used for all inventories, they would have been approximately $11.9 million and $10.9 million higher than reported at September 30, 2007 and 2006, respectively.

Property

Property is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. Ranges of estimated useful lives are as follows:

Land improvements	6 years
Buildings and building equipment	10-40 years
Machinery and equipment	3-10 years

When property is retired from service or otherwise disposed of, the cost and related amount of accumulated depreciation are eliminated. The difference, if any, between the net asset value and the proceeds on sale are charged or credited to income. Total depreciation expense for fiscal years 2007, 2006 and 2005 was $14.4 million, $13.8 million and $13.8 million, respectively. The major components of property and the related accumulated depreciation at the end of each period were as follows:

	December 31, 2007		September 30, 2007		September 30, 2006
		Accumulated		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation	Cost	Depreciation
	(Unaudited)

Land and land improvements	$7.1	$3.1	$7.1	$3.0	$7.3	$3.0
Buildings and building equipment	70.4	42.9	70.0	42.5	69.4	41.1
Machinery and equipment	227.7	171.7	227.2	169.9	228.2	171.9

Total	$305.2	$217.7	$304.3	$215.4	$304.9	$216.0

Intangible Assets

Intangible assets are stated at cost and consist predominantly of software, goodwill and trademarks. With the exception of goodwill, our intangible assets are amortized on a straight-line basis over periods ranging from 5 to 15 years. We review intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss would be recognized when the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

We assess the carrying value of goodwill annually, during the third quarter of each fiscal year, or sooner if events or changes in circumstances indicate that the carrying value of a reporting segment may not be recoverable. For the purposes of that assessment, we have determined the Company to have a single reporting unit that is consistent with our reportable segment level.

Costs associated with internal use software are recorded in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use.” Certain expenditures relating to the development of software for internal use are capitalized in accordance with this Statement, including applicable costs associated with the implementation of our Enterprise Resource Planning system. Capitalized software costs are amortized on a straight-line basis over periods ranging from five to ten years once the software is ready for its intended use. Amortization expense approximated $3.0 million, $3.1 million and $3.2 million for fiscal years 2007, 2006 and 2005, respectively, and is included in the total amortization expense amounts provided below.

A summary of intangible assets and the related accumulated amortization as of the end of each period was as follows:

	December 31, 2007		September 30, 2007		September 30, 2006
		Accumulated		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization	Cost	Amortization
	(Unaudited)

Goodwill	$5.7	$—	$5.8	$—	$3.0	$—
Software	27.3	15.9	27.3	15.2	27.5	12.8
Other	8.3	3.4	8.2	3.1	8.7	4.2

Total	$41.3	$19.3	$41.3	$18.3	$39.2	$17.0

Total amortization expense for fiscal years 2007, 2006 and 2005 was $3.9 million, $3.9 million and $4.4 million, respectively. Amortization expense for all intangibles is expected to approximate the following for each of the next five fiscal years and thereafter: $3.6 million in 2008, $3.5 million in 2009, $3.3 million in 2010, $3.3 million in 2011, $1.9 million in 2012 and $1.6 million thereafter.

See Note 2 for information regarding changes in goodwill.

Retirement Plans

We sponsor retirement and postretirement plans covering a majority of employees. Expense recognized in relation to these defined benefit retirement plans and the postretirement health care plan is based upon actuarial valuations and inherent in those valuations are key assumptions including discount rates, and where applicable, expected returns on assets, projected future salary rates and projected health care cost trends. The discount rates used in the valuation of our defined benefit pension and postretirement plans are evaluated annually based on current market conditions. In setting these rates we utilize long-term bond indices and yield curves as a preliminary indication of interest rate movements, and then make adjustments to the respective indices to reflect differences in the terms of the bonds covered under the indices in comparison to the projected outflow of our pension obligations. Our overall expected long-term rate of return on pension assets is based on historical and expected future returns, which are inflation adjusted and weighted for the expected return for each component of the investment portfolio. Our rate of assumed compensation increase is also based on our specific historical trends of past wage adjustments in recent years.

In September 2006, the FASB issued Statement of Accounting Financial Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This Statement requires recognition of the funded status of a benefit plan in

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

the statement of financial position. SFAS No. 158 also requires recognition in other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. The Statement provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006, our fiscal year 2007. As such, we have adopted the recognition and disclosure elements at the end of the 2007 fiscal year. See Note 5 for the impact of adopting SFAS No. 158.

Environmental Liabilities

Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. A reserve is established when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These reserves are determined without consideration of possible loss recoveries from third parties. More specifically, financial management, in consultation with its environmental engineer, estimates the range of liability based on current interpretations of environmental laws and regulations. For each site in which a Company unit is involved, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan and the periods in which we will make payments toward the remediation plan. We do not make an estimate of general or specific inflation for environmental matters since the number of sites is small, the magnitude of costs to execute remediation plans is not significant and the estimated time frames to remediate sites are not believed to be lengthy.

Specific costs included in environmental expense and reserves include site assessment, development of a remediation plan, clean-up costs, post-remediation expenditures, monitoring, fines, penalties and legal fees. Reserve amounts represent the expected undiscounted future cash outflows associated with such plans and actions and amounted to $0.2 million at September 30, 2007.

Expenditures that relate to current operations are charged to expense.

Self-Insurance

We are generally self-insured up to certain limits for product/general liability, workers’ compensation, auto liability and professional liability insurance programs, as well as certain employee health benefits including medical, drug and dental. These policies have deductibles and self-insured retentions ranging from $150 thousand to $1.0 million per occurrence, depending upon the type of coverage and policy period. Our policy is to estimate reserves based upon a number of factors including known claims, estimated incurred but not reported claims and outside actuarial analysis, which are based on historical information along with certain assumptions about future events. Such estimated reserves are classified as other current liabilities and other long-term liabilities within the combined balance sheets.

Parent Company Investment

Parent company investment within the combined balance sheets represents Hillenbrand’s historical investment of capital into the Company, the Company’s accumulated net earnings after taxes, and the net effect of transactions with and allocations of corporate expenses from Hillenbrand.

Accumulated Other Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” requires the net-of-tax effect of unrealized gains or losses on foreign currency translation adjustments, along with pension or other defined benefit postretirement plans’

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

actuarial gains/losses and prior service costs to be included as a component of accumulated other comprehensive loss. The composition of accumulated other comprehensive loss at the end of each period was as follows:

	December 31,	September 30,	September 30,
	2007	2007	2006
	(Unaudited)

Cumulative foreign currency translation adjustments	$(1.9)	$(2.6)	$(3.8)
Minimum pension liability	*	*	(1.2)
Items not recognized as a component of net pension and postretirement benefit costs	(9.8)	(10.0)	*

Total	$(11.7)	$(12.6)	$(5.0)

*	Not applicable due to adoption of SFAS No. 158.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition.” Revenue for our products is generally recognized upon delivery of the products to the customer, but in no case prior to when the risk of loss and other risks and rewards of ownership are transferred.

Net revenues reflect gross revenues less sales discounts, customer rebates, sales incentives, and product returns. In accordance with Emerging Issue Task Force (EITF) 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” we record reserves for customer rebates, typically based upon projected customer volumes. In addition, in connection with obtaining long-term supply agreements from our customers, we may offer sales incentives in the form of custom showrooms and fixtures. Costs associated with these sales incentives are amortized over the term of the related agreement, typically 3 to 5 years. Our sales terms generally offer customers various rights of return. We record reserves for estimated product returns in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists.”

Cost of Goods Sold

Cost of goods sold consists primarily of purchased material costs, fixed manufacturing expense, variable direct labor, overhead costs and costs associated with the distribution and delivery of products to our customers.

Research and Development Costs

Research and development costs are expensed as incurred as a component of operating expenses and were $3.2 million, $2.7 million and $3.4 million for fiscal years 2007, 2006 and 2005, respectively.

Advertising Costs

Advertising costs are expensed as incurred and were $6.5 million, $4.3 million and $4.8 million for fiscal years 2007, 2006 and 2005, respectively.

Stock-Based Compensation

Batesville employees participate in Hillenbrand’s stock-based compensation plans, which provide for the issuance of a variety of stock-based awards.

Prior to fiscal 2006, we applied the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, in accounting for stock-based compensation issued under Hillenbrand’s plans. As a result, no compensation expense was recognized for stock options granted with exercise prices

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

equivalent to the fair market value of Hillenbrand stock on the date of grant. Compensation expense was recognized on other forms of stock-based compensation, including stock and performance-based awards and units. Effective October 1, 2005, we adopted SFAS No. 123(R), “Share Based Payment,” using the modified prospective application method. Under this method, as of October 1, 2005, we applied the provisions of this Statement to new and modified awards, as well as to the nonvested portion of awards granted before the required effective date and outstanding at such time. The adoption of this pronouncement had no effect on compensation cost recorded in fiscal year 2005 related to stock options, which continues to be disclosed on a pro forma basis only.

On September 1, 2005, the vesting of certain unvested and underwater options previously awarded to employees, officers, and other eligible participants under the Hillenbrand stock option plans was accelerated. As such, we fully vested options to purchase 210,600 shares of Hillenbrand common stock held by Batesville employees with exercise prices greater than or equal to $50.48 per share. There was no expense recognition under the intrinsic value method within our combined statements of income as a result of this action. The total avoided future compensation expense of $1.1 million (net-of-tax) on the acceleration of these options held by Batesville employees appears as a pro forma expense in the fourth quarter of 2005, as permitted in guidance provided by the FASB.

As a result of adopting SFAS No. 123(R) on October 1, 2005, Batesville’s income before income taxes and net income for the fiscal years 2007 and 2006, are $1.0 million and $0.7 million and $0.6 million and $0.4 million lower, respectively, than if we had continued to account for share-based compensation under APB Opinion No. 25.

The following table illustrates the effect on Batesville’s net income and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to all stock-based employee compensation programs for fiscal year 2005. The fair values of stock option grants are estimated on the date of grant using the Binomial option-pricing model which incorporates the possibility of early exercise of options into the valuation, as well as our historical exercise and termination experience to determine the option value. Because of the change in expense recognition for retirement eligible employees, the application of estimated forfeitures, the 2005 acceleration of vesting on underwater stock options, the fact that our options vest over three years and additional stock-based compensation grants have been made subsequent to the adoption of SFAS No. 123(R), the results of expensing stock-based compensation in future periods may have a materially different effect on net income than that presented below. See Note 9 for more details.

2005

Net income, as reported	$102.8
Add:
Total stock-based employee compensation, net of related tax effects, included in net income, as reported	1.1
Deduct:
Total stock-based employee compensation, net of related tax effects, assuming fair value based method of accounting	(4.4)

Pro forma net income	$99.5

Income Taxes and Adoption of FIN 48 (unaudited)

Batesville’s operating results have historically been included in Hillenbrand’s consolidated U.S. income tax returns. Foreign operations file income tax returns in a number of jurisdictions. The provision for income taxes in these financial statements has been determined on a separate return basis as if Batesville were a separate, stand-alone taxpayer rather than a member of Hillenbrand’s consolidated income tax return group. Accordingly, cash tax obligations are generally paid by Hillenbrand with differences between tax expense calculated on a separate return

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

basis and cash paid by Hillenbrand reflected as changes in parent company investment. Deferred income taxes are computed in accordance with SFAS No. 109, “Accounting for Income Taxes,” and reflect the net tax effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and the corresponding income tax amounts. We have a variety of deferred tax assets in numerous tax jurisdictions. These deferred tax assets are subject to periodic assessment as to recoverability and if it is determined that it is more likely than not that the benefits will not be realized, valuation allowances are recognized. In evaluating whether it is more likely than not that we would recover these deferred tax assets, future taxable income, the reversal of existing temporary differences and tax planning strategies are considered.

On October 1, 2007, we adopted FIN 48, which addresses the accounting and disclosure of uncertain material income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48, which was reflected as a cumulative effect of a change in accounting principle, resulted in a decrease to beginning parent company equity at October 1, 2007 of $1.8 million. The total amount of unrecognized tax benefits at that date was $7.4 million, which included $3.7 million that, if recognized, would impact the effective tax rate in future periods. The remaining amount relates to items which, if recognized, would not impact our effective tax rate.

We account for accrued interest and penalties related to unrecognized tax benefits in income tax expense. Accrued interest and penalties at October 1, 2007 were $0.2 million.

As noted above, Hillenbrand files consolidated federal income tax returns as well as multiple state and local tax returns that include the operating results of Batesville. Foreign operations file income tax returns in a number of jurisdictions. In the normal course of business, Batesville and Hillenbrand are subject to examination by the taxing authorities in each of the jurisdictions where we file tax returns, with open tax years generally ranging from 2003 and forward. As of October 1, 2007, Hillenbrand has completed audits with the Internal Revenue Service (“IRS”) for tax years prior to fiscal 2002. Additionally, the IRS has concluded its audit of fiscal 2002 and 2003, however, these periods are not yet closed as we have filed a protest with the IRS which is currently in appeals. Hillenbrand is in agreement with the audit findings of the IRS for these periods except for one tax matter which is unrelated to our operations. Hillenbrand is currently under examination by the IRS for fiscal years 2004 through 2008.

Batesville and Hillenbrand have on-going audits in various stages of completion in several state and foreign jurisdictions, one or more of which may conclude within the next 12 months. Such settlements could involve some or all of the following: the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of unrecognized tax benefits. We do not expect the outcome of these audits will significantly impact our financial statements.

The amount of unrecognized tax benefits at adoption was reduced by $2.6 million in the first quarter, primarily related to the settlement of the timing of certain compensation deductions. The offset for this adjustment was recorded as a reduction to deferred tax assets.

Derivative Instruments and Hedging Activity

We use derivative financial instruments to manage the economic impact of fluctuations in currency exchange rates. Derivative financial instruments related to currency exchange rates include forward purchase and sale agreements which generally have terms no greater than 15 months. We estimate the fair value of derivative financial instruments based on the amount that we would receive or pay to terminate the agreements at the reporting date. The aggregate contract amount of our cash flow currency derivative instruments outstanding was $19.6 million at September 30, 2007. The fair value of these contracts was not significant at September 30, 2007.

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NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

To account for our derivative financial instruments, we follow the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. Derivative financial instruments are recognized on the combined balance sheets as either assets or liabilities and are measured at fair value. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive loss, depending on whether a derivative is designed and effective as part of a hedge transaction, and if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive loss are subsequently included in earnings in the periods in which earnings are affected by the hedged item. These activities have not had a material effect on our financial position or results of operations for the periods presented herein.

Recently Issued Accounting Standards

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007, our fiscal year 2009, and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. In December 2007, the FASB released a proposed FASB Staff Position (FSP FAS 157-b — Effective Date of FASB Statement No. 157) which, if adopted as proposed, would delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis. We are currently evaluating its potential impact to our financial statements and results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. This SAB redefines the SEC staff views regarding the process of quantifying financial statement misstatements and is aimed at eliminating diversity with respect to the manner in which registrants quantify such misstatements. Specifically, the SAB requires an entity to consider both a balance sheet and income statement approach in its evaluation as to whether misstatements are material. The adoption of SAB 108 did not have a material impact on our combined financial statements or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which gives entities the option to measure eligible financial assets and financial liabilities at fair value. Its objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. If opted, the difference between carrying value and fair value at the election date is recorded as a transition adjustment to opening retained earnings. SFAS No. 159 is effective as of the beginning of a company’s first fiscal year after November 15, 2007, our fiscal year 2009. We are evaluating the statement and have not yet determined the impact its adoption will have on our combined financial statements.

On December 4, 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” and SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements — an amendment of ARB No. 51.” SFAS No. 141(R) changes the accounting for acquisition transaction costs by requiring them to be expensed in the period incurred, and also changes the accounting for contingent consideration, acquired contingencies and restructuring costs related to an acquisition. SFAS No. 160 requires that a noncontrolling (minority) interest in a consolidated subsidiary be displayed in the consolidated balance sheets as a separate component of equity. It also indicates that gains and losses should not be recognized on sales of noncontrolling interests in subsidiaries but that differences between sale proceeds and the consolidated basis of accounting should be accounted for as charges or credits to consolidated additional paid-in-capital. However, in a sale of a subsidiary’s shares that results in the deconsolidation of the subsidiary, a gain or loss would be recognized for the difference between the proceeds of that sale and the carrying amount of the interest sold. Also, a new fair value in any remaining noncontrolling ownership interest would be established. Both of these statements are effective for the first annual reporting period beginning

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NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

on or after December 15, 2008, and early adoption is prohibited. As such, we will adopt the provisions of SFAS No. 141(R) and SFAS No. 160 beginning in our fiscal year 2010.

2.	Acquisitions

The results of acquired businesses are included in the combined financial statements since each acquisition’s date of close.

In January 2007, Batesville acquired a small regional casket distributor for cash of $5.2 million. This acquisition capitalizes on our capacity to serve the broad needs of funeral service professionals and expands our distribution base in the Midwest and Florida. We have completed the valuation of assets and liabilities acquired and an allocation of the purchase price, resulting in the recognition of approximately $1.6 million of intangible assets and $2.5 million of goodwill. The purchase price remains subject to a contingent consideration provision based on volume retention which, if paid, would be recorded as an adjustment to goodwill, thus this allocation of purchase price remains subject to change. If the purchase had occurred at the beginning of fiscal 2006, the impact to our results of operations and financial condition would not have been material.

In March 2006, Batesville made an acquisition of another small regional casket distributor for cash of $3.1 million. Goodwill of $1.8 million was recorded on the transaction. If the purchase had occurred at the beginning of fiscal 2006, the impact to our results of operations and financial condition would not have been material.

3.	Notes Receivable

We have a number of notes with customers representing long-term payment plans that were negotiated to settle unpaid balances. These notes generally carry repayment terms up to five years, with interest rates varying from zero percent to 12 percent. The notes that carry below market interest rates are discounted using current market interest rates. The current portion of these notes are included in trade accounts receivable and the long-term portion in other assets in the combined balance sheets. Along with our trade accounts receivable, we evaluate the recoverability of notes receivable and record allowances thereon, as deemed appropriate.

Notes receivable at the end of each period consist of the following:

	September 30,	September 30,
	2007	2006

Customer notes, net of discount of $0.2 million in 2007 and $0.4 million in 2006	$11.6	$14.3
Less current portion	(5.6)	(6.7)

Notes receivable — long-term	$6.0	$7.6

Maturities in fiscal years:
2008	$5.6
2009	2.5
2010	1.9
2011	0.7
2012	0.3
2013 and beyond	0.6

Total notes receivable	$11.6

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

4.	Transactions with Hillenbrand

Allocation of Corporate Expenses

Batesville’s expenses within the combined statements of income include allocations from Hillenbrand for certain Hillenbrand retained corporate expenses including treasury, accounting, tax, legal, internal audit, human resources, investor relations, general management, board of directors, information technology and other shared services and certain severance costs. These allocations have been determined on bases that management considered to be a reasonable reflection of the utilization of services provided to or the benefits received by Batesville. The allocation methods included revenues, headcount, square footage, actual utilization applied to variable operating costs and specific identification based upon actual costs incurred when the nature of the item or charge was specific to Batesville. See Note 5 for further discussion of retirement and other postretirement benefit costs. Hillenbrand corporate allocated costs included in the combined statements of income for the three month periods ended December 31, 2007 and 2006 and for the fiscal years ended September 30, 2007, 2006 and 2005 were as follows:

	Three Months Ended
	December 31,		Fiscal Year Ended September 30,
	2007	2006	2007	2006	2005
	(Unaudited)

Operating expenses	$2.5	$2.6	$12.6	$12.1	$15.0

Separation Costs

In addition to the allocated corporate expenses described above, Batesville was allocated costs related to separation from Hillenbrand during the three months ended December 31, 2007 and during fiscal 2007 in the aggregate amount of $1.2 million (unaudited) and $5.1 million, respectively. These costs consist primarily of legal, accounting, recruiting and consulting fees allocated based upon revenue or specific identification.

For purposes of governing certain ongoing relationships between Batesville and Hillenbrand at and after the separation and to provide for an orderly transition, Batesville and Hillenbrand have entered or will enter into various agreements. The terms of the agreements described below, which will be in effect following the separation, have not yet been finalized and are being reviewed by us and Hillenbrand. There may be material changes to such agreements prior to the separation, but brief descriptions of the expected content of each agreement are as follows:

Distribution Agreement

The distribution agreement sets forth the agreements between Hillenbrand and us with respect to the principal corporate transactions required to effect the separation and the distribution of our shares to Hillenbrand shareholders and other agreements governing the relationship between Hillenbrand and us. The distribution agreement provides that Batesville and Hillenbrand and its subsidiaries (other than Batesville and its subsidiaries) will release and discharge each other from all liabilities, of any sort, including in connection with the transactions contemplated by the distribution agreement, except as expressly set forth in the agreement. The releases do not release any party from, among other matters, liabilities assumed by or allocated to the party pursuant to the distribution agreement or the other agreements entered into in connection with the separation or from the indemnification and contribution obligations under the distribution agreement or such other agreements.

Judgment Sharing Agreement (“JSA”)

Because Batesville, Hillenbrand and the other co-defendants in the antitrust litigation matters described in Note 10, Commitments and Contingencies, are jointly and severally liable for any damages assessed at trial with no statutory right of contribution among the defendants, Batesville and Hillenbrand will enter into a judgment sharing

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NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

agreement. The JSA is intended to allocate between Batesville and Hillenbrand any potential liability that may arise from these cases, any similar case brought against both Batesville and Hillenbrand prior to the completion of the distribution and any other case that is consolidated with any such existing or future case. In the event that Batesville or Hillenbrand is dismissed as a defendant in the antitrust litigation matters (except when the dismissal results from a settlement agreement other than a settlement not including both Batesville and Hillenbrand) or is found upon conclusion of trial not to be liable for the payment of any damages to the plaintiffs, any funding obligations under the judgment sharing agreement of the party so dismissed or found not liable will terminate once such dismissal or finding of no liability is finally judicially determined.

Employee Matters Agreement

We will enter into an employee matters agreement with Hillenbrand prior to the distribution that will govern our compensation and employee benefit obligations with respect to our directors and our current and former employees, along with the assumption of liabilities for certain former Hillenbrand directors and employees and former employees of other non-medical technology businesses. The employee matters agreement will allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the distribution including, without limitation, the treatment of outstanding Hillenbrand equity-based awards, certain outstanding annual and long-term incentive awards, existing deferred compensation obligations and certain retirement, post-retirement and welfare benefit obligations. In connection with the distribution, we initially expect to adopt, for the benefit of our employees and directors, a variety of compensation and employee benefits plans that are generally comparable in the aggregate to those provided by Hillenbrand immediately prior to the distribution. Once we establish our own compensation and benefits plans, we reserve the right to amend, modify or terminate each such plan in accordance with the terms of that plan. With certain possible exceptions, the employee matters agreement will provide that as of the close of the distribution, our employees and directors will generally cease to be active participants in, and we will generally cease to be a participating employer in, the benefit plans and programs maintained by Hillenbrand. As of such time, our employees and directors will generally become eligible to participate in all of our applicable plans. In general, we will credit each of our employees with his or her service with Hillenbrand prior to the distribution for all purposes under plans maintained by us, to the extent the corresponding Hillenbrand plans give credit for such service and such crediting does not result in a duplication of benefits.

The employee matters agreement will provide that as of the distribution date, except as specifically provided therein, we generally will assume, retain and be liable for all wages, salaries, welfare, incentive compensation and employee-related obligations and liabilities for our directors and all current and former employees of our business, along with those for certain former Hillenbrand directors and corporate employees and former employees of other non-medical technology businesses. Accordingly, such liabilities have been included in Batesville’s combined financial statements for the periods presented therein. The distribution agreement provides that if neither we nor Hillenbrand is entitled to receive a full deduction for state and federal income tax purposes for any liabilities discharged by us with respect to these Hillenbrand directors and former employees, we will reassign those liabilities back to Hillenbrand and pay Hillenbrand an amount equal to the then carrying value of these liabilities on our books and records, net of taxes at an assumed tax rate of 36.25%, subject to adjustment at the time of such reassignment in the event of future changes in the federal income tax rate. Based upon the carrying amounts of these liabilities and the related tax benefits as of December 31, 2007, the cash payment that we would have been required to make under the circumstances described above was approximately $16 million. Additionally, we and Hillenbrand will agree that with the assumption of liabilities for these Hillenbrand directors and former employees, we are entitled to the tax benefit from the satisfaction of such liabilities, and if it is determined that we are not entitled to this tax benefit, Hillenbrand will reimburse us for the tax benefit. This tax benefit will be determined based on the cash benefit to us as if such deduction were taken and allowed on our filed tax returns, including any amended tax returns.

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NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

The employee matters agreement will also provide for the transfer of assets and liabilities relating to the pre-distribution participation of all employees and directors for which we have assumed responsibility in various Hillenbrand retirement, postretirement, welfare, incentive compensation and employee benefit plans from such plans to the applicable plans we adopt for the benefit of our employees and directors. The employee matters agreement will provide that we and Hillenbrand may arrange with current service providers with respect to Hillenbrand’s employee benefit plans to continue such services on a shared basis for a period of time following the distribution and that we will reimburse Hillenbrand for our share of the cost of such shared services.

Tax Sharing Agreement

Before our separation from Hillenbrand, we will enter into a tax sharing agreement with Hillenbrand that generally will govern Hillenbrand’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution to qualify as a tax-free distribution. Under the tax sharing agreement, we expect that, with certain exceptions, we generally will be responsible for the payment of all income and non-income taxes attributable to our operations, and the operations of our direct and indirect subsidiaries, whether or not such tax liability is reflected on a consolidated or combined tax return filed by Hillenbrand. The tax sharing agreement is also expected to impose restrictions on our and Hillenbrand’s ability to engage in certain actions following our separation from Hillenbrand and to set forth the respective obligations among us and Hillenbrand with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Shared Services and Transitional Services Agreements

We will enter into shared services agreements and transitional services agreements with Hillenbrand in connection with the separation. The shared services agreements will address services that may be provided for an extended period of time, while the transitional services agreements will cover services that are intended to be provided for a limited period of time while the recipient of the services makes other arrangements for these services.

Under the shared services agreements, we, on the one hand, and Hillenbrand, on the other hand, will agree to provide certain services to each other following the separation for an initial term of two years, with automatic two-year extensions if commercially viable alternatives for the services are not available, except as noted below. After the initial two-year term, either party may terminate an agreement by notice to the other party, and the recipient of the services must terminate if commercially viable alternatives for the services are available. For purposes of the foregoing, the determination of whether commercially viable alternatives are available is in the discretion of the recipient of the services. These services include aviation services related to the airfield that Hillenbrand will own and operate and certain aircraft that Hillenbrand and we will jointly own and operate following the separation, as well as certain ground transportation and fleet maintenance services. In addition, due to the interrelated nature of certain facilities that will be owned by Hillenbrand and us, we will enter into agreements requiring us and Hillenbrand to maintain our respective parts of such facilities, including, for example, maintaining fire protection systems for the facilities. In general, the recipient of services will be billed for the services at the fair value of the services, except that we will be billed at cost for aviation services provided to us by Hillenbrand, and we and Hillenbrand will be independently responsible for our respective obligations to maintain our portions of the interrelated facilities. Hillenbrand will continue to provide aviation services related to the airfield to us for as long as we continue to own an interest in certain aircraft. Ground transportation services could continue as long as Hillenbrand and we continue to jointly own corporate conference facilities used by both companies. Obligations under the agreements relating to the maintenance of interrelated facilities could continue for so long as required for the proper maintenance, operation and use of such facilities or until such interrelated facilities are segregated.

Under the transitional services agreements, Hillenbrand will provide certain services to us for a specified period following the separation. The services to be provided may include services regarding certain financial

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

reporting and other public company staffing needs, legal services, including labor and employment and litigation support, human resources services, medical services and certain information technology services. We will generally be billed at cost for these services, including information technology services provided through a third party under a contract to which Hillenbrand is a party. The transitional services agreements will generally provide that the services will continue for a period of up to two years following the separation, subject to earlier termination by the recipient of the services and to extension if the parties agree.

5.	Retirement and Postretirement Benefit Plans

Upon separation, Batesville Casket will assume, retain and be liable for all retirement and postretirement benefit plan obligations for current and former employees of our business, including all past service, along with that of former employees of Hillenbrand (excludes Hill-Rom employees). In this regard, we initially expect to adopt retirement and postretirement benefit plans that are comparable to those provided by Hillenbrand. Effective with the distribution of our shares, our employees will generally cease to participate in the Hillenbrand plans and will become members of our plans. In forming our plans, the assets and liabilities of the Hillenbrand plans related to our current and former employees and those other former employees for which we will assume responsibility will be determined and transferred to our plans. In the preparation of these financial statements we have determined the split of assets and liabilities related to Batesville for each period presented herein and have used this information in the determination of our pension and postretirement benefit costs and the funded status for our obligations.

The Employee Retirement Income Security Act of 1974 (“ERISA”) dictates how assets in single-employer plans are to be allocated in the event of a plan termination. In conjunction with the creation of the new Batesville plans, plan assets will be transferred in accordance with such ERISA guidelines. Accordingly, plan assets have been allocated to Batesville for the purposes of these combined financial statements based on an estimated application of those guidelines in each year presented. The actual allocation of plan assets at the date of separation may differ from that presented herein.

Adoption of SFAS No. 158

As discussed in Note 1, we adopted SFAS No. 158 as of September 30, 2007, which required the recognition of previously unrecognized net actuarial losses and prior service costs. The impact of our adoption of SFAS No. 158 on our retirement and postretirement plans was as follows:

	Pre-SFAS	SFAS No. 158	Post-SFAS
	No. 158	Adjustment	No. 158

Prepaid pension asset	$13.8	$(12.2)	$1.6
Intangible pension asset	1.7	(1.7)	—
Accrued pension and postretirement costs, current portion	(1.8)	—	(1.8)
Accrued pension and postretirement, long-term	(27.2)	(0.9)	(28.1)
Deferred income taxes	4.3	5.8	10.1
Accumulated other comprehensive loss, net of taxes	1.0	9.0	10.0

Retirement Plans

Batesville Casket employees are eligible to participate in defined benefit retirement plans of Hillenbrand. Approximately 74 percent of Batesville Casket’s employees participate in one of three such retirement programs, including Hillenbrand’s master defined benefit retirement plan, Batesville’s defined benefit retirement plan for former bargaining unit employees of Batesville’s Nashua, New Hampshire plant and Hillenbrand’s Supplemental executive defined benefit retirement plan. Hillenbrand funds the pension trusts as necessary to provide for current service and for any unfunded projected future benefit obligation over a reasonable period. The benefits for these

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NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

plans are based primarily on years of service and the employee’s level of compensation during specific periods of employment. All three pension plans have a September 30 measurement date.

Effect on Operations

Batesville’s share of the components of net pension costs under defined benefit retirement plans for the three month periods ended December 31, 2007 and 2006 and for the fiscal years ended September 30, 2007, 2006 and 2005 were as follows:

	Three Months Ended
	December 31,		Fiscal Year Ended September 30,
	2007	2006	2007	2006	2005
	(Unaudited)

Service cost	$1.0	$1.0	$4.2	$4.9	$4.6
Interest cost	2.3	2.4	9.6	9.0	8.3
Expected return on plan assets	(2.6)	(3.0)	(11.8)	(11.8)	(9.0)
Amortization of unrecognized prior service cost, net	0.1	0.3	0.8	1.2	0.8
Amortization of net loss	—	—	—	0.7	—

Net pension costs, before curtailments	0.8	0.7	2.8	4.0	4.7
Curtailment losses	—	—	—	—	1.0

Net pension costs	$0.8	$0.7	$2.8	$4.0	$5.7

During fiscal year 2005, we recognized curtailment losses within two of our defined benefit retirement plans related to the closing of our Nashua, New Hampshire wood casket manufacturing plant and a reduction in plan participants in the master defined benefit retirement plan resulting from 2005 restructuring activities.

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NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

Obligations and Funded Status

The change in Batesville’s share of projected benefit obligations, plan assets and funded status, along with amounts recognized in the combined balance sheets for defined benefit retirement plans at September 30 were as follows:

	2007	2006

Change in benefit obligation:
Projected benefit obligation at beginning of year	$185.6	$195.0
Service cost	4.2	4.9
Interest cost	9.6	9.0
Actuarial (gain)	(4.9)	(18.6)
Benefits paid	(6.9)	(6.8)
Pension costs attributable to Hillenbrand	1.6	2.1

Projected benefit obligation at end of year	189.2	185.6

Change in plan assets:
Fair value of plan assets at beginning of year	159.6	156.0
Actual return on plan assets	16.3	8.9
Employer contributions	1.7	1.5
Benefits paid	(6.9)	(6.8)

Fair value of plan assets at end of year	170.7	159.6

Funded status:
Plan assets less than benefit obligations	(18.5)	(26.0)
Unrecognized net actuarial loss	*	20.0
Unrecognized prior service cost	*	8.1

Net amount recognized	$(18.5)	$2.1

Amounts recorded in the combined balance sheets:
Prepaid pension costs	$1.6	$17.4
Accrued pension costs, long-term	(18.9)	(18.6)
Accrued pension costs, current portion	(1.2)	(0.6)
Minimum pension liability	*	2.0
Intangible asset	*	1.9

Net amount recognized	$(18.5)	$2.1

*	Not applicable due to adoption of SFAS No. 158.

The net actuarial losses of $10.0 million and prior service costs of $7.3 million included above, less an applicable aggregate tax effect of $6.7 million, are included as components of accumulated other comprehensive loss at September 30, 2007. The estimated amount that will be amortized from accumulated other comprehensive loss into net pension costs in 2008 includes prior service costs of $0.9 million, as no amounts of net actuarial losses will be recognized in fiscal 2008.

As discussed in Note 4, Hillenbrand corporate expenses, including pension costs related to Hillenbrand corporate employees, have been allocated to Batesville for the purposes of presenting these combined financial

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NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

statements. The pension costs attributable to Hillenbrand presented in the table above represent amounts not allocated to Batesville. Such amounts are included within the activity of Batesville’s benefit obligation above as Batesville will retain liability for benefits related to former employees of Hillenbrand.

Accumulated Benefit Obligation

Batesville’s share of the accumulated benefit obligation for all defined benefit retirement plans was $170.6 million and $163.0 million at September 30, 2007 and 2006, respectively. Selected information for our plans with accumulated benefit obligations in excess of plan assets at the end of each period was as follows:

	September 30,	September 30,
	2007	2006

Projected benefit obligation	$22.2	$22.7
Accumulated benefit obligation	20.9	21.5
Fair value of plan assets	2.7	2.4

Actuarial Assumptions

The weighted average assumptions used in accounting for our defined benefit retirement plans were as follows:

	2007	2006	2005

Discount rate for obligation	6.5%	6.0%	5.5%
Discount rate for expense	6.0%	5.5%	6.0%
Expected rate of return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%	4.0%

The discount rates presented above and used in the valuation of our defined benefit retirement plans are evaluated annually based on current market conditions. In setting these rates we utilize long-term bond indices and yield curves as a preliminary indication of interest rate movements, and then make adjustments to the respective indices to reflect differences in the terms of the bonds covered under the indices in comparison to the projected outflow of our pension obligations. The overall expected long-term rate of return is based on historical and expected future returns, which are inflation adjusted and weighted for the expected return for each component of the investment portfolio. The rate of assumed compensation increase is also based on our specific historical trends of past wage adjustments in recent years.

Plan Assets

The weighted average asset allocations of our defined benefit retirement plans at September 30 by asset category, are as follows:

	2007		2006
	Target	Actual	Actual
	Allocation	Allocation	Allocation

Equity securities	49%-61%	60%	63%
Fixed income securities	38%-49%	39%	35%
Real estate	0%-1%	1%	1%
Other	0%-1%	0%	1%

Total		100%	100%

The investment strategies and policies are set by the plans’ fiduciaries. Long-term strategic investment objectives utilize a diversified mix of equity and fixed income securities to preserve the funded status of the trusts

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NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

and balance risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and plan fiduciaries may occasionally approve allocations above or below a target range or elect to rebalance the portfolio within the targeted range.

Trust assets are invested subject to the following policy restrictions: short-term securities must be rated A2/P2 or higher; all fixed-income securities shall have a credit quality rating “BBB” or higher; investments in equities in any one company may not exceed 10 percent of the equity portfolio. Hillenbrand common stock represented approximately 5 percent of trust assets at both September 30, 2007 and 2006, and is subject to a statutory limit when it reaches 10 percent of total trust assets.

Cash Flows

During 2007 and 2006 we contributed cash of $1.7 million and $1.5 million, respectively, to our defined benefit retirement plans. We expect to contribute approximately $1.2 million to our defined benefit retirement plans in fiscal year 2008.

Estimated Future Benefit Payments

Following are the benefit payments, which reflect expected future service and are expected to be paid from plan assets and Company contributions as necessary (in millions):

Projected Pension
Benefits Payout

2008	$6.8
2009	7.5
2010	8.3
2011	9.0
2012	9.8
2013-2017	61.3

Other Pension Matters

Employees hired after June 30, 2003 are no longer eligible for participation in the master defined benefit retirement plan, but participate in a new 401(k) retirement program that began January 1, 2004. Active employees as of June 30, 2003 were given the opportunity to choose to continue participating in the master defined benefit retirement pension plan and the existing 401(k) plan or to participate in the new 401(k) retirement program. Elections were completed as of September 30, 2003, and became effective January 1, 2004. For those employees that elected to continue participation in the master defined benefit pension plan, there were no changes in benefits and all service is recognized as credited service under the plan. For those who elected the new 401(k) retirement program, benefits under the defined benefit pension plan were frozen and will be paid out in accordance with the plan provisions with future service considered only under the new 401(k) retirement program.

Postretirement Health Care Plan

In addition to defined benefit retirement plans, Hillenbrand also offers a domestic postretirement health care plan that provides health care benefits to qualified retirees and their dependents and in which Batesville employees are eligible to participate. The plan includes retiree cost sharing provisions and generally extends retiree coverage for medical, prescription and dental benefits beyond the COBRA continuation period to the date of Medicare eligibility. We use a measurement date of September 30 for this plan.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

The net postretirement benefit cost recorded during the three months ended December 31, 2007 and 2006 was $0.3 million and $0.3 million, respectively. The net postretirement benefit cost recorded during the fiscal years ended September 30, 2007, 2006 and 2005 was $1.3 million, $0.4 million and $2.2 million, respectively.

The change in Batesville’s share of the accumulated postretirement benefit obligation at September 30 was as follows:

	2007	2006

Change in benefit obligation:
Benefit obligation at beginning of year	$9.7	$10.1
Service cost	0.8	0.8
Interest cost	0.5	0.5
Actuarial (gain)	(0.9)	(0.9)
Benefits paid	(0.3)	(0.8)

Benefit obligation at end of year	$9.8	$9.7

Amounts recorded in the combined balance sheets:
Accrued postretirement benefits, long-term	$9.2	$9.1
Accrued postretirement benefits, current portion	0.6	0.6

Net amount recognized	$9.8	$9.7

The actuarial gains of $0.9 million included above, less an applicable tax effect of $0.3 million, are included as a component of accumulated other comprehensive loss at September 30, 2007. No amount of this actuarial gain is expected to be recognized in earnings in fiscal 2008.

The discount rate used to determine benefit obligations and net periodic benefit cost for the postretirement health care plan during the fiscal year ended September 30, 2007 was 6.25 percent. As of September 30, 2006, the healthcare-cost trend rates were assumed to increase at an annual rate of 9.5 percent in 2007, 8.5 percent in 2008, 7.5 percent in 2009, 7.0 percent in 2010, 6.0 percent in 2011 and 5.0 percent in 2012 and thereafter. The same rates, beginning with fiscal 2008, are projected as of September 30, 2007. A one-percentage-point increase/decrease in the assumed health care cost trend rates as of September 30, 2007 would cause an increase/decrease in service and interest costs of $0.1 million, along with an increase/decrease in the benefit obligation of $0.9 million and $0.8 million, respectively.

We fund the postretirement health care plan as benefits are paid, and current plan benefits are expected to require net company contributions for Batesville retirees of less than $0.9 million per year for the foreseeable future.

6.	Other Long-Term Liabilities

Other long-term liabilities at the end of each period consist of the following:

	December 31,	September 30,	September 30,
	2007	2007	2006
	(Unaudited)

Casket pricing obligation	$11.2	$11.5	$12.5
Self-insurance loss reserves	7.9	8.7	8.2
Other	7.5	3.0	3.6

Total	$26.6	$23.2	$24.3

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

In connection with Hillenbrand’s sale of a subsidiary in 2004, the Company assumed a payment obligation of approximately $17 million associated with a long-term pricing program for the future sale of caskets made in connection with prearranged funerals. The program was subsequently discontinued for arrangements made after December 31, 2004. The remaining liability under the program is being recognized as a component of revenue as the related casket sales subject to the program are delivered and the related obligation is paid.

7.	Income Taxes

The significant components of income before income taxes and the combined income tax provision from continuing operations for fiscal years 2007, 2006 and 2005 were as follows:

	2007	2006	2005

Income before income taxes:
Domestic	$153.3	$177.2	$159.8
Foreign	3.7	1.6	3.5

Total	$157.0	$178.8	$163.3

Income tax expense:
Current provision:
Federal	$56.0	$57.8	$44.8
State	7.0	6.4	3.2
Foreign	1.6	0.6	1.2

Total current provision	64.6	64.8	49.2

Deferred provision:
Federal	(4.7)	1.3	8.4
State	(2.1)	(0.4)	3.3
Foreign	(0.3)	(0.1)	(0.4)

Total deferred provision	(7.1)	0.8	11.3

Income tax expense	$57.5	$65.6	$60.5

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

Differences between income tax expense reported for financial reporting purposes and that computed based upon the application of the statutory U.S. Federal tax rate to the reported income before income taxes for fiscal years 2007, 2006 and 2005 were as follows:

	2007		2006		2005
		% of		% of		% of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income

Federal income tax(a)	$55.0	35.0	$62.6	35.0	$57.2	35.0
State income tax(b)	3.5	2.3	4.4	2.4	4.0	2.5
Foreign income tax(c)	(0.3)	(0.2)	(0.1)	—	(0.1)	(0.1)
Application of tax credits	—	—	—	—	(0.3)	(0.2)
Adjustment of estimated income tax accruals	(0.9)	(0.6)	(1.1)	(0.6)	(0.4)	(0.3)
Valuation allowance	0.6	0.4	—	—	—	—
Other, net	(0.4)	(0.3)	(0.2)	(0.1)	0.1	0.1

Income tax expense	$57.5	36.6	$65.6	36.7	$60.5	37.0

(a)	At statutory rate

(b)	Net of Federal benefit

(c)	Federal tax rate differential

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

The tax effect of temporary differences that gave rise to the deferred tax balance sheet accounts were as follows:

	September 30,	September 30,
	2007	2006

Deferred tax assets:
Employee benefit accruals	$21.9	$13.6
Casket pricing obligation	5.0	5.4
Self-insurance reserves	4.3	4.1
Other, net	14.0	10.1

	45.2	33.2
Less valuation allowance	(0.6)	—

Total deferred tax assets	44.6	33.2

Deferred tax liabilities:
Depreciation	(7.6)	(8.2)
Amortization	(4.0)	(4.5)
Other, net	(0.8)	(0.8)

Total deferred tax liabilities	(12.4)	(13.5)

Deferred tax assets, net	$32.2	$19.7

Amounts recorded in the combined balance sheets:
Deferred income taxes, current	$16.0	$12.9
Deferred income taxes, long-term	16.2	6.8

Deferred income taxes, net	$32.2	$19.7

At September 30, 2007, we had $1.2 million of deferred tax assets related to state tax credit carryforwards which expire between 2008 and 2011 and $0.1 million related to foreign tax credit carryforwards which expire in 2015 and 2016. The gross deferred tax assets as of September 30, 2007 were reduced by a valuation allowance of $0.6 million relating to the state tax credit carryforwards. The valuation allowance of $0.6 million was recorded during fiscal 2007 as it is more likely than not that some portion of the state tax credit carryforwards will not be realized.

The Company is required to assess its deferred tax assets and the need for a valuation allowance under the separate return method. This assessment requires considerable judgment on the part of management with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors. In evaluating whether it is more likely than not that we would recover our deferred tax assets, future taxable income, the reversal of existing temporary differences and tax planning strategies were considered.

8.	Plant Closure

In the third fiscal quarter of 2005, Batesville announced plans to close its Nashua, New Hampshire plant and consolidated its solid wood casket production into its Batesville, Mississippi plant. The consolidation of the two plants resulted in a special charge, reported as a component of operating expenses in the third quarter of fiscal 2005, of $1.5 million. Additionally, other pre-tax costs of $2.3 million, including certain severance and other termination benefits, as well as costs related to accelerated depreciation expense, the transfer of equipment, training of employees and other costs, were realized through the completion of the consolidation of the plants in the second

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

quarter of fiscal 2006 as a component of costs of goods sold. All cash charges associated with this action have since been paid.

9.	Stock-Based Compensation

Over time, Hillenbrand has had various stock-based compensation programs, the key components of which are further described below. The primary active stock-based compensation program in which Batesville employees participate is the Hillenbrand Stock Incentive Plan. All stock-based compensation programs are administered by the Hillenbrand Board of Directors or its Compensation and Management Development Committee.

The Stock Incentive Plan covers key employees of Hillenbrand and its subsidiaries and provides for long-term performance compensation for key employees and members of the Hillenbrand Board of Directors. A variety of discretionary awards for employees and non-employee directors are authorized under the plan, including incentive or non-qualified stock options, stock appreciation rights, restricted stock, deferred stock and bonus stock. The vesting of such awards may be conditioned upon either a specified period of time or the attainment of specific performance goals as determined by the administrator of the plan. The option price and term are also subject to determination by the administrator with respect to each grant. Option prices are generally expected to be set at the average fair market price at date of grant and option terms are not expected to exceed ten years.

Compensation cost and related income tax benefits related to Batesville employees charged against income and reflected in the combined statements of income under the Hillenbrand stock-based compensation plans were as follows:

	Three Months Ended		Fiscal Year Ended
	December 31,		September 30,
	2007	2006	2007	2006	2005
	(Unaudited)

Stock-based compensation cost	$0.7	$0.6	$2.9	$2.4	$1.8
Income tax benefit	0.3	0.2	1.1	0.9	0.7

Stock-based compensation cost, net-of-tax	$0.4	$0.4	$1.8	$1.5	$1.1

Stock Options

The fair value of option grants under the Hillenbrand Stock Incentive Plan are estimated on the date of grant using the Binomial option-pricing model which incorporates the possibility of early exercise of options into the valuation as well as our historical exercise and termination experience to determine the option value. The weighted average fair value of options granted under the Hillenbrand Stock Incentive Plan was $14.47, $12.21 and $13.19 per share for fiscal years 2007, 2006 and 2005, respectively. The following assumptions were used in the determination of fair value in each period:

	2007	2006	2005

Risk-free interest rate	4.5-4.9%	4.3-4.7%	2.6-4.1%
Dividend yield	1.8-2.2%	1.8-2.3%	1.7-2.1%
Weighted average dividend yield	1.9%	2.0%	1.8%
Volatility factor	18.1-24.6%	20.1-25.3%	20.2-25.9%
Weighted average volatility factor	21.5%	22.7%	23.5%
Exercise factor	33.3%	34.6%	38.7%

The risk free interest rate assumption is based upon observed interest rates appropriate for the term of the employee stock options. The dividend yield assumption is based on the history of Hillenbrand dividend payouts.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

The computation of expected volatility for the valuation of stock options granted is based on historical Hillenbrand stock volatility. The expected life of employee stock options represents the weighted average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of employee stock options is impacted by the above assumptions as well as the post-vesting forfeiture rate and the exercise factor used in the binomial model. These two variables are based on the history of exercises and forfeitures for previous stock options granted by Hillenbrand.

The following table summarizes the Hillenbrand stock option activity relating to Batesville employees under Hillenbrand’s current and predecessor stock option plans for the fiscal year ended September 30, 2007:

			Weighted
	Weighted	Weighted	Average
	Average	Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
Options	of Shares	Price	Term	Value(1)
			(In years)	(In millions)

Outstanding at October 1, 2006	811,053	$50.20
Granted	114,698	57.92
Exercised	(222,663)	48.69
Forfeited	(10,666)	59.95

Outstanding at September 30, 2007	692,422	$51.81	5.3	$3.0

Exercisable at September 30, 2007	508,944	$50.84	4.1	$2.6

(1)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on Hillenbrand’s closing stock price of $55.02 as of September 30, 2007, which would have been received by the option holders had all option holders exercised their options as of that date. This amount changes continuously based on the fair value of Hillenbrand’s stock.

As of September 30, 2007, there was $1.6 million of total unrecognized compensation expense related to stock options held by Batesville employees granted under the Hillenbrand Stock Incentive Plan. This unrecognized compensation expense does not reflect a reduction for estimated potential forfeitures, and is expected to be recognized over a weighted average period of 1.6 years. The total intrinsic value of options exercised by Batesville employees during the fiscal years 2007, 2006 and 2005 was $3.5 million, $0.4 million and $0.5 million, respectively.

On September 1, 2005, Hillenbrand accelerated the vesting of certain unvested and underwater options previously awarded to employees, officers, and other eligible participants under Hillenbrand’s stock option plans. As such, options to purchase 210,600 shares of Hillenbrand’s common stock held by Batesville employees with exercise prices greater than or equal to $50.48 per share became fully vested.

Restricted Stock Units (RSUs)

The value of RSUs in Hillenbrand common stock is the fair value at the date of grant, with nonvested grants ranging between $48.96 and $66.65 per share. The grants are contingent upon continued employment and vest over periods ranging from one to five years. Dividends, payable in stock, accrue on the grants and are subject to the same specified terms as the original grants. As of September 30, 2007, a total of 5,370 stock units have accumulated on nonvested RSUs held by Batesville employees due to dividend reinvestment.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

The following table summarizes transactions for nonvested RSUs held by Batesville employees, excluding dividend reinvestment units, for the fiscal year ended September 30, 2007:

		Weighted
		Average
	Number of	Grant Date
Restricted Stock Units	Share Units	Fair Value

Nonvested RSUs at October 1, 2006	125,027	$53.54
Granted	30,225	58.64
Vested	(19,218)	56.91
Forfeited	(1,278)	54.43

Nonvested RSUs at September 30, 2007	134,756	$55.01

As of September 30, 2007, there was $5.0 million of total unrecognized compensation expense related to nonvested RSUs held by Batesville employees granted under the Hillenbrand Stock Incentive Plan. This unrecognized compensation expense does not reflect a reduction for estimated potential forfeitures, and is expected to be recognized over a weighted average period of 3.4 years. The total vest date fair value of shares held by Batesville employees which vested during fiscal years 2007, 2006 and 2005 was $1.1 million, $1.4 million and $0.8 million, respectively.

Performance Based Stock Award

During 2007, Hillenbrand granted a Performance Based Stock Award to Batesville’s Chief Executive Officer, which included 7,700 performance based restricted stock units. The fair value of each unit was $60.86 on the date of grant. Vesting of the award is contingent upon achievement of certain one, two and three-year performance targets and corresponding service requirements. As such, compensation expense, based on the estimated achievement of performance and service requirements, is recognized over the performance period through September 30, 2009.

Vested Deferred Stock

Hillenbrand has historically had various other stock-based compensation programs, which like the current RSU program, allowed deferrals after vesting to be set-up as deferred stock. As of September 30, 2007 and 2006, there were 1,238 and 489 shares, respectively, held by current and former Batesville employees, which had been deferred, fully vested and payable in Hillenbrand common stock under the RSU and other stock-based compensation programs.

10.	Commitments and Contingencies

Lease Commitments

Rental expense charged to income for fiscal years 2007, 2006 and 2005 was $7.2 million, $6.5 million and $6.2 million, respectively. The table below indicates the minimum annual rental commitments (excluding renewable periods) aggregating $15.7 million, for manufacturing facilities, warehouse distribution centers, service centers and sales offices, under noncancelable operating leases.

2008	$4.9
2009	$4.1
2010	$3.1
2011	$2.0
2012	$1.3
2013 and beyond	$0.3

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

Legal Proceedings

Antitrust Litigation

On May 2, 2005, a non-profit entity called Funeral Consumers Alliance, Inc. (“FCA”) and several individual consumers filed a purported class action antitrust lawsuit (“FCA Action”) against three national funeral home businesses, Service Corporation International (“SCI”), Alderwoods Group, Inc. (“Alderwoods”), and Stewart Enterprises, Inc. (“Stewart”) together with Hillenbrand and Batesville, in the United States District Court for the Northern District of California. This lawsuit alleged a conspiracy to suppress competition in an alleged market for the sale of caskets through a group boycott of so-called “independent casket discounters,” that is, third-party casket sellers unaffiliated with licensed funeral homes; a campaign of disparagement against these independent casket discounters; and concerted efforts to restrict casket price competition and to coordinate and fix casket pricing, all in violation of federal antitrust law and California’s Unfair Competition Law. The lawsuit claimed, among other things, that Batesville’s maintenance and enforcement of, and alleged modifications to, its long-standing policy of selling caskets only to licensed funeral homes were the product of a conspiracy among Batesville, the other defendants and others to exclude “independent casket discounters” and that this alleged conspiracy, combined with other alleged matters, suppressed competition in the alleged market for caskets and led consumers to pay higher than competitive prices for caskets. The FCA Action alleged that two of Batesville’s competitors, York Group, Inc. and Aurora Casket Company, are co-conspirators but did not name them as defendants. The FCA Action also alleged that SCI, Alderwoods, Stewart and other unnamed co-conspirators conspired to monopolize the alleged market for the sale of caskets in the United States.

After the FCA Action was filed, several more purported class action lawsuits on behalf of consumers were filed based on essentially the same factual allegations and alleging violations of federal antitrust law and/or related state law claims. It is not unusual to have multiple copycat class action suits filed after an initial filing, and it is possible that additional suits based on the same or similar allegations could be brought against Hillenbrand and Batesville.

Batesville, Hillenbrand and the other defendants filed motions to dismiss the FCA Action and a motion to transfer to a more convenient forum. In response, the court in California permitted the plaintiffs to replead the complaint and later granted defendants’ motion to transfer the action to the United States District Court for the Southern District of Texas (Houston, Texas) (“Court”).

On October 12, 2005, the FCA plaintiffs filed an amended complaint consolidating all but one of the other purported consumer class actions in the Court. The amended FCA complaint contains substantially the same basic allegations as the original FCA complaint. The only other then remaining purported consumer class action, Fancher v. SCI et al., was subsequently dismissed voluntarily by the plaintiff after the defendants filed a motion to dismiss. On October 26, 2006, a new purported class action was filed by the estates of Dale Van Coley and Joye Katherine Coley, Candace D. Robinson, Personal Representative, consumer plaintiffs, against Batesville and Hillenbrand in the Western District of Oklahoma alleging violation of the antitrust laws in fourteen states based on allegations that Batesville engaged in conduct designed to foreclose competition and gain a monopoly position in the market. This lawsuit is largely based on similar factual allegations to the FCA Action. Batesville and Hillenbrand have had this case transferred to the Southern District of Texas in order to coordinate this action with the FCA Action, and have filed a motion to dismiss this action. On September 17, 2007, the Court granted Batesville’s and Hillenbrand’s motion to dismiss and ordered the action dismissed with prejudice.

The FCA plaintiffs are seeking certification of a class that includes all United States consumers who purchased Batesville caskets from any of the funeral home co-defendants at any time during the fullest period permitted by the applicable statute of limitations. On October 18, 2006, the district court denied Batesville’s, Hillenbrand’s and the other defendants’ November 2005 motions to dismiss the amended FCA complaint.

In addition to the consumer lawsuits discussed above, on July 8, 2005 Pioneer Valley Casket Co. (“Pioneer Valley”), an alleged casket store and Internet retailer, also filed a purported class action lawsuit (“Pioneer Valley

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

Action”) against Batesville, Hillenbrand, SCI, Alderwoods, and Stewart in the Northern District of California on behalf of the class of “independent casket distributors,” alleging violations of state and federal antitrust law and state unfair and deceptive practices laws based on essentially the same factual allegations as in the consumer cases. Pioneer Valley claimed that it and other independent casket distributors were injured by the defendants’ alleged conspiracy to boycott and suppress competition in the alleged market for caskets, and by an alleged conspiracy among SCI, Alderwoods, Stewart and other unnamed co-conspirators to monopolize the alleged market for caskets.

Plaintiff Pioneer Valley seeks certification of a class of all independent casket distributors who are or were in business at any time from July 8, 2001 to the present. Excluded from this class are independent casket distributors that: (1) are affiliated in any way with any funeral home; (2) manufacture caskets; or (3) are defendants or their directors, officers, agents, employees, parents, subsidiaries or affiliates.

The Pioneer Valley complaint was also transferred to the Southern District of Texas but was not combined with the FCA Action, although the scheduling orders for both cases are identical. On October 21, 2005, Pioneer Valley filed an amended complaint adding three new plaintiffs, each of whom purports to be a current or former “independent casket distributor.” Like Pioneer Valley’s original complaint, the amended complaint alleges violations of federal antitrust laws, but it has dropped the causes of actions for alleged price fixing, conspiracy to monopolize, and violations of state antitrust law and state unfair and deceptive practices laws. On October 25, 2006, the district court denied Hillenbrand’s and Batesville’s December 2005 motions to dismiss the amended Pioneer Valley complaint.

Class certification hearings in the FCA Action and the Pioneer Valley Action were held in early December 2006. Post-hearing briefing on the plaintiffs’ class certification motions in both cases was completed in March 2007 though briefing on certain supplemental evidence related to class certification in the FCA Action also occurred in September 2007 and October 2007. The Court has not yet ruled on the motions for class certification. On August 27, 2007, the Court suspended all pending deadlines in both cases, including the previously set February 2008 trial date. The Court reset a docket call in both the FCA and Pioneer Valley Actions for May 5, 2008. A docket call is typically a status conference with the Court to set a trial date. It is anticipated that new deadlines, including a trial date, will not be set until sometime after the Court has ruled on the motions for class certification.

Plaintiffs in the FCA and Pioneer Valley Actions generally seek monetary damages, trebling of any such damages that may be awarded, recovery of attorneys’ fees and costs, and injunctive relief. The plaintiffs in the FCA Action served a report indicating that they are seeking damages ranging from approximately $947 million to approximately $1.46 billion before trebling. Additionally, the Pioneer Valley plaintiffs served a report indicating that they are seeking damages of approximately $99.2 million before trebling. Because Batesville continues to adhere to its long-standing policy of selling Batesville caskets only to licensed funeral homes, a policy that it continues to believe is appropriate and lawful, if the case goes to trial the plaintiffs are likely to claim additional alleged damages for the period between their reports and the time of trial. At this point, it is not possible to estimate the amount of any additional alleged damage claims that they may make. Batesville and the defendants are vigorously contesting both liability and the plaintiffs’ damages theories.

If a class were certified in any of the antitrust cases filed against Hillenbrand and Batesville and if the plaintiffs in any such case were to prevail at trial, any damages awarded to the plaintiffs, which would be trebled as a matter of law, could have a significant material adverse effect on our results of operations, financial condition and/or liquidity. In antitrust actions such as the FCA and Pioneer Valley Actions the plaintiffs may elect to enforce any judgment against any or all of the codefendants, who have no statutory contribution rights against each other.

We believe that Hillenbrand and Batesville have committed no wrongdoing as alleged by the plaintiffs and that we have meritorious defenses to class certification and to plaintiffs’ underlying allegations and damage theories. In accordance with applicable accounting standards, neither Hillenbrand nor we have established a loss reserve for any of these cases.

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

After the FCA Action was filed, in the summer and fall of 2005, we were served with Civil Investigative Demands (“CIDs”) by the Attorney General of Maryland and certain other state attorneys general who have begun an investigation of possible anticompetitive practices in the death care industry relating to a range of funeral services and products, including caskets. We have been informed that approximately 26 state attorneys general offices are participating in the joint investigation, although more could join. We cooperated with the attorneys general, and to date, no claims have been filed against us.

Other Pending Litigation Matter

On August 17, 2007, a lawsuit styled Vertie Staples v. Batesville Casket Company, Inc. was filed against us in the United States District Court for the Eastern District of Arkansas. The case is a putative class action on behalf of the plaintiff and all others in Arkansas who purchased a Monoseal® casket manufactured by us from a licensed funeral home located in Arkansas from January 1, 1989 to the present. The plaintiff claims that Monoseal® caskets were marketed as completely resistant to the entrance of air and water when they allegedly were not. The plaintiff asserts causes of action under the Arkansas Deceptive Trade Practices Act and for fraud, constructive fraud and breach of express and implied warranties. On January 9, 2008, the plaintiff filed an amended complaint that added another putative class plaintiff, restated the pending claims, and added a claim for unjust enrichment. In order to establish federal jurisdiction over the claims under the Class Action Fairness Act, the plaintiff alleges that the amount in controversy exceeds $5,000,000.

This action is in the very early stages of litigation, and as such, we are not yet able to assess the potential outcome of this matter. There is a trial date of November 3, 2008. We believe the claims are without merit and will vigorously defend the case. It is not unusual to have multiple copycat suits filed after an initial filing, and it is possible that additional suits based on the same or similar allegations could be brought against us.

11.	Segment Information and Sources of Revenues

The Company is comprised of a single operating segment. Geographic data for net revenues and long-lived assets (which consist mainly of property and intangibles) for fiscal years 2007, 2006 and 2005 were as follows:

	2007	2006	2005

Net revenues to unaffiliated customers:(a)
United States	$640.3	$645.9	$634.0
Foreign	26.9	28.7	25.4

Total revenues	$667.2	$674.6	$659.4

Long-lived assets:(b)
United States	$109.6	$108.4	$106.3
Foreign	2.3	2.7	3.4

Total long-lived assets	$111.9	$111.1	$109.7

(a)	Net revenues are attributed to geographic areas based on the location of the operation making the sale

(b)	Includes property and intangible assets

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in millions) — (Continued)

Net revenues for fiscal years 2007, 2006 and 2005 were derived from the sale of the following:

	2007	2006	2005

Burial caskets	$601.4	$596.2	$587.3
All other	65.8	78.4	72.1

Total net revenues	$667.2	$674.6	$659.4

One customer accounted for 14.5 percent, 10.7 percent and 11.5 percent of the Company’s total revenues during the years ended September 30, 2007, 2006 and 2005, respectively. Accounts receivable from that customer at September 30, 2007 and 2006 was $13.8 million and $9.1 million, respectively.

SCHEDULE II

FUNERAL SERVICE BUSINESS OF HILLENBRAND INDUSTRIES, INC.

VALUATION AND QUALIFYING ACCOUNTS
FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005

		Additions
	Balance at	Charged to	Charged to	Deductions		Balance
	Beginning	Costs and	Other	Net of		at End
Description	of Period	Expense	Accounts	Recoveries		of Period
	(Dollars in millions)

Reserves deducted from assets to which they apply:
Allowance for possible losses, early pay discounts, and sales returns — accounts receivable:
Period Ended:
September 30, 2007	$13.9	$9.0	$—	$(4.9	)(a)	$18.0

September 30, 2006	$11.5	$3.2	$—	$(0.8	)(a)	$13.9

September 30, 2005	$7.5	$4.8	$—	$(0.8	)(a)	$11.5

Allowance for inventory valuation, including LIFO reserve:
Period Ended:
September 30, 2007	$11.8	$1.5	$—	$(0.2	)(b)	$13.1

September 30, 2006	$12.0	$—	$—	$(0.2	)(b)	$11.8

September 30, 2005	$8.5	$3.7	$—	$(0.2	)(b)	$12.0

(a)	Generally reflects the write-off of specific receivables against recorded reserves.

(b)	Generally reflects the write-off of specific inventory against recorded reserves.